Filed Pursuant to Rule 424(b)(4)

Registration No. 333-255683

10,000,000 Shares

Paymentus Holdings, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Paymentus Holdings, Inc.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is $21.00 per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “PAY.”

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Immediately following the completion of this offering and the concurrent private placement, shares of our Class B common stock beneficially owned by affiliates of Accel-KKR, or AKKR, and our founder and chief executive officer will collectively represent approximately 98.0% of the voting power of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Following this offering and the concurrent private placement, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See the section titled “Management—Controlled Company.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 20 to read about factors you should consider before deciding to invest in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$ 21.00	$ 210,000,000
Underwriting discounts and commissions(1)	$ 1.47	$ 14,700,000
Proceeds, before expenses, to Paymentus Holdings, Inc.	$ 19.53	$ 195,300,000

(1)   See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 1,500,000 shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

At our request, the underwriters have reserved up to 500,000 shares of Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our senior executives and certain individuals associated with AKKR. See the section titled “Underwriting—Directed Share Program.”

Entities affiliated with AKKR have agreed to purchase an aggregate of 2,380,950 shares of our Class A common stock in a private placement at a price per share equal to the initial public offering price. This transaction is contingent upon, and is scheduled to close immediately following, the closing of this offering.

One or more funds advised by Capital World Investors and one or more funds managed by Franklin Advisers, Inc. have, severally but not jointly, indicated an interest in purchasing up to an aggregate of $30 million each ($60 million in the aggregate) in shares of our Class A common stock being offered in this offering at the initial public offering price. As these indications of interest are not binding agreements or commitments to purchase, one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. may determine to purchase more, fewer or no shares in this offering or the underwriters may determine to sell more, fewer or no shares to one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. The underwriters will receive the same discount on any shares of Class A common stock purchased by one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. as they will on any other shares of Class A common stock sold to the public in this offering.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on May 28, 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities	Citigroup

Baird	Nomura	Raymond James	Wells Fargo Securities

Fifth Third Securities	PNC Capital Markets LLC	AmeriVet Securities	C.L. King & Associates

Prospectus dated May 25, 2021

Paymentus

Powering the Next Generation of Electronic Bill Payments

Paymentus Powering the Next generation of Electronic Bill Payments

We enable the electronic bill payment value chain Billers Innovation User Experience Network Partners Flexible Implementation Technology Reduce Costs Single Vendor Relationship Consumers Paymentus

Disrupting electronic bill payments through an integrated, cloud-based platform that simplifies and promotes engagement between our billers and partners and their consumers

Paymentus

Strong, Profitable Financial Profile

$302M
Revenue
2020

28%
Revenue Growth
2020 Year-over-Year

$13M
Net Income
2020

Tremendous Scale

>195M
Transactions Processed
2020

>1,300
Billers
As of December 31, 2020

Extensive Reach

Diversified
Across Industries

Paymentus Strong, Profitable Financial Profile $302M Revenue 2020 $13M Net Income 2020 28% Revenue Growth 2020 Year-over-Year Tremendous Scale >195M Transaction Processed 2020 >1,300 Billers As of December 31.2020 Extensive reach ~ 16M Monthly Consumers and business users in December 2020 Diversified Across industries

Through and including June 19, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Letter from Dushyant Sharma, our Founder and CEO

Seventeen years ago, I started Paymentus to solve a decades old problem – the complexity of bills and payments. Every year, billions of paper bills are paid by billions of paper checks, and there is an inherently flawed application of technology to the same paper paradigm. This problem touches consumers and businesses in the country and around the world.

Having spent my entire career in payments, I knew this massive challenge could be solved and have made it my life’s work to tackle it. In 2004, when I first attempted to obtain a patent for some of this technology, the application was denied, and it was suggested that electronic bill payments could be solved using a fax machine. I knew there was a better way. From the very beginning, my vision was to simplify how bills are paid through a next-generation platform that improves the experience of our billers and their consumers, both directly and through a broad network of partners that shifts the legacy paradigm toward modern channels and payment options that consumers demand.

When creating our initial strategy in 2004, we had to look far into the future of what the bill payments industry could become. This led us to design a strategy staggered over three expanding horizons, each of which continues to shape how we address the problem and remains a core part of our execution today. Horizon one began in 2004 with a focus on building a next-generation platform that targets mid-size billers, initially to prove to the market that our solutions worked. We have executed well and built a profitable and fast-growing business over this horizon. Horizon two started in 2011 when we brought on Accel-KKR as our investment partner to support a move up-market to serve larger billers. Over this horizon our growth has accelerated to over 1,300 billers, including many large national billers, and our reach has grown to approximately 16 million monthly users. We began executing on horizon three in 2019. We believe horizon three represents a unique growth opportunity for Paymentus, leveraging the growing biller and consumer footprint we have formed over horizons one and two, to build a more expansive global network – the Instant Payment Network, or IPN. The IPN combines the power of billers, consumers and global platforms to embed Paymentus as the heart of the bill payments ecosystem. We are proud that the founding partners of the IPN are PayPal and Walmart, and we are optimistic about our ability to continue to attract more IPN partners. I founded Paymentus to disrupt the bill payment ecosystem and I am more excited than ever about our ability to create value for our billers, partners, consumers, and now, public stockholders.

None of this would be possible without our team that works tirelessly to grow our business and create value for our stockholders. This team has built and operated large scale software and payment businesses and has the expertise to successfully execute the strategy I have designed. Together, we remain agile in the face of constantly evolving technology and consumer demands. Historically, we have focused on bill payments from consumers to businesses, but recently we have added business-to-business invoice payments as well as pay-out and disbursements capabilities. I am excited about these new offerings, and others that are in development, and am confident we have the talent and expertise to capture even more opportunities.

I remain humbled that the strategy developed during our formative years has come to fruition, and am even more energized about what the future has in store. I believe Paymentus is very well positioned for long-term, sustainable growth and to capitalize on this massive market opportunity with our:

•	next generation billing and payments platform;
•	fast growing and diverse customer base;
•	extensive reach of billers and users;
•	state of the art Instant Payment Network;
•	global consumer platforms as our IPN partners;
•	highly efficient distribution model; and
•	an amazing team with great experience to continue to lead the company on its successful path.

We are just getting started in our pursuit to modernize bill payments and look forward to having you join our journey to simplify how bills are paid!

Dushyant Sharma

Founder and CEO

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Paymentus,” and the “Company” refer to Paymentus Holdings, Inc. and its consolidated subsidiaries.

Our Mission

Our mission is to simplify how bills are paid.

Our Company

Paymentus is a leading provider of cloud-based bill payment technology and solutions. We deliver our next-generation product suite through a modern technology stack to more than 1,300 business clients—our billers. Our platform was used by approximately 16 million consumers and businesses in North America in December 2020 to pay their bills and engage with our billers. We serve billers of all sizes that provide non-discretionary services across a variety of industry verticals, including utilities, financial services, insurance, government, telecommunications and healthcare. By powering this comprehensive network of billers, each with their own set of bill payment requirements, we have created an enviable feedback loop that enables us to continuously drive innovation, grow our business and uniquely improve the electronic bill payment experience for everyone in the bill payment ecosystem.

Our platform provides our billers with easy-to-use, flexible and secure electronic bill payment experiences powered by an omni-channel payment infrastructure that allows consumers to pay their bills using their preferred payment type and channel. Because our platform is developed on a single code base and leverages a SaaS infrastructure, we can rapidly deploy new features and tools to our entire biller base simultaneously. Through a single point of integration to our billers’ core financial and operating systems, our mission-critical solutions provide our billers with a payments operating system that helps them collect revenue faster and more profitably and empower their consumers with the information and transparency needed to control their financial destiny.

We extend our platform’s reach through our Instant Payment Network, or IPN. This is a proprietary network, consisting of tens of thousands of billers, that connects our integrated billing, payment and reconciliation capabilities with our IPN partners’ platforms. Our IPN enables our partners, which include leading consumer brands and financial institutions, to access our next-generation electronic bill payment technology using the same integrated platform we provide directly to our billers. By being connected to our IPN, our IPN partners provide their consumers with the full capabilities of our next-generation product suite, including the ability to engage with and make payments to our large and growing base of billers. Those partners in turn expand our platform’s reach to millions of additional consumers in the United States and globally.

Paying bills is a fundamental obligation for people around the world and a recurring relationship exists between consumers and billers for non-discretionary, essential services. There were approximately 128 million households in the United States as of December 31, 2020, paying an average of ten bills per month per household. Bill payments represented 58% of total monthly expenditures among U.S. adults in a recent survey by the Federal Reserve Banks, with total estimated bill payment spending exceeding $4.6 trillion in the United States in 2020. Despite its ubiquity, the bill payment industry suffers from under-investment in technology, which creates slow, often manual and error-prone experiences for billers and consumers.

Today, most billers rely on legacy bill payment systems from financial institutions or biller-direct solutions. Both of these systems create challenges for billers and their consumers. Financial institutions often lack the ability to view billing details or obtain payment confirmation and limit payment types to their own checking accounts. Similarly, billers traditionally rely on non-integrated, multi-vendor solutions, which force consumers into a decentralized and fragmented experience. These legacy solutions result in inefficiencies in consumer communication, electronic bill presentment and payment capture, which hinder a biller’s ability to create a holistic and accurate perspective on its cash flow.

We address these inefficiencies through our cloud-native, integrated single-vendor solution. Our platform supports omni-channel, electronic bill payments across multiple commerce channels, including online, mobile, interactive voice response, or IVR, call center, chatbot and voice-based assistants. As we do not charge development or implementation fees, there is no minimum investment necessary for billers to achieve efficiencies from the use of our platform to replace some or all of their legacy bill payment systems or biller-direct solutions. We simplify how bills are paid and help our billers collect revenue faster and more profitably because our platform is:

•	Scalable: Our mission-critical platform is designed to support high velocity throughput of daily, non-discretionary consumer bill payments.
•

Innovative: Our artificial intelligence, or AI, enabled SaaS architecture is the foundation of our unified platform. Our machine learning, or ML, algorithms continuously learn and self-improve from transaction activity on our platform.

•	Flexible: We support multiple integration modalities to enhance our billers’ ability to consume the full breadth of our platform.
•	Configurable: Our platform can rapidly and cost-effectively reconfigure our business logic to accommodate the specific requirements of the different end markets we serve.
•

Integrated: Our library of over 350 integrations to core accounting software systems, including customer information systems, or CIS (which are software systems used to efficiently manage customer processes and data and often include bill pay, customer service and forecasting and analytics tools), and enterprise resource planning, or ERP, systems (which are software systems used to collect, store, manage and interpret data from many business activities, typically including accounting systems), helps connect disparate systems across the electronic bill payment value chain.

•	Extensible: Our platform is designed to integrate with new payment and consumer engagement technologies as well as new software, strategic and IPN partners.
•

Secure: Our platform is compliant with the Payment Card Industry Data Security Standard, or PCI-DSS, and offers an intrusion detection and prevention system, multi-factor authentication and encryption and tokenization capabilities.

Our platform was built on more than ten years of data, investment, network scale and feedback from billers that used our platform on a daily basis. We leverage our next-generation platform and single code base to deploy new solutions across our entire biller base simultaneously. Our ability to rapidly and cost-effectively drive innovation requires a next generation platform powered by deep software integrations across the bill payment value chain, scale and data, which we believe makes our platform difficult to replicate.

Our ability to seamlessly serve billers, partners and consumers uniquely positions us at the center of a three-sided network and enables us to drive a powerful, and accelerating, flywheel effect. Our robust platform attracts billers and partners seeking to build stronger relationships with their consumers. Adding more billers and partners extends our platform’s reach to more consumers. These consumers drive more transactions to our platform, which strengthens biller and partner retention and in turn accelerates our organic growth. As we scale, we expect to drive increases in our operating leverage, which in turn enables higher profitability and more efficient biller and partner acquisition.

We captured over 15 billion unique transactional and behavioral data points from over 195 million transactions in 2020, across a network of more than 1,300 billers as of December 31, 2020 that had approximately 16 million consumers and business users in December 2020 alone. This rich data set continuously enhances our ML algorithms and AI capabilities, which power the network effects that attract billers, partners and consumers to our platform.

We rely on a diversified go-to-market strategy including direct sales, software and strategic partnerships and our IPN. While the direct sales channel is an important part of our business, we also rely on our software and strategic partners to deliver our solutions to our billers. Our software partners, such as Oracle, integrate our platform into their software products enabling us to power their bill payment capabilities. Our strategic partners, such as U.S. Bank, JPMorgan Chase and a major payroll solutions provider, refer new billers to our platform and in many cases we jointly sell to prospective customers with our strategic partners. Some of our strategic partners, particularly banks, also integrate our solutions into their platforms to provide an integrated bill presentment and omni-channel bill payment solution to their customers, and as such they are also IPN partners.

Our IPN promotes rapid adoption of our platform through partnerships with leading business networks, including:

•

Banking Partners: We modernize the bill payment infrastructure of some of the largest U.S. banks, empowering their digital banking consumers with fast, secure and omni-channel payment technology by seamlessly integrating our solution into their core platforms.

•

eCommerce Partner: We power electronic bill payments through the AI-assistant voice service of a leading global ecommerce retailer, enabling millions of its users to retrieve information about, and pay, their bills for all billers on our network.

•	PayPal: We enable PayPal’s U.S. consumers to pay their bills directly from PayPal apps.
•

Other Partners: Other partners benefit from our IPN in a variety of ways, such as enabling bill payment for consumers at more than 70,000 retail locations. For example, we enable Walmart’s consumers to pay their bills either in-store at retail locations or online via Walmart’s retail websites or mobile apps.

Our enterprise-grade platform creates a compelling value proposition for our more than 1,300 billers as of December 31, 2020, ranging from small and midsize to large businesses. In 2020, we processed over $37.9 billion in transaction volume across a variety of industry verticals. As billers experience the benefits of our platform, they typically expand their usage. In 2020, 57% of our total dollar volume processed was in utilities, 23% in financial institutions and 16% in insurance. In addition, our biller and partner bases are diversified; in 2020, no single biller represented, and no single software, strategic or IPN partner was associated with, more than 10% of the transactions processed.

We have achieved significant growth through our capital efficient model. We generated revenue of $235.8 million in 2019 and $301.8 million in 2020, representing a year-over-year increase of 28.0%. Gross profit was $74.4 million in 2019 and $92.6 million in 2020, contribution profit was $96.7 million in 2019 and $120.5 million in 2020 and adjusted gross profit was $77.1 million in 2019 and $96.1 million in 2020. We had net income of $13.7 million in both 2019 and 2020, and adjusted EBITDA was $26.0 million in 2019 and $28.5 million in 2020. Our net cash provided by operating activities was $17.5 million in 2019 and $35.6 million in 2020, and we generated free cash flow of $6.3 million in 2019 and $20.8 million in 2020.

For the three months ended March 31, 2020 and 2021, we generated revenue of $69.6 million and $92.2 million, respectively, representing a quarter-over-quarter increase of 32.5%. Gross profit was $20.8 million and $27.5 million, contribution profit was $27.6 million and $35.1 million and adjusted gross profit was $21.6 million and $28.6 million for the three months ended March 31, 2020 and 2021, respectively. We had net income of $2.8 million and $3.6 million and adjusted EBITDA of $6.2 million and $9.4 million for the three months ended March 31, 2020 and 2021, respectively. Our net cash provided by operating activities was $4.9 million and $7.2 million and we generated free cash flow of $1.3 million and $2.8 million for the three months ended March 31, 2020 and 2021, respectively.

See the section titled “—Summary Consolidated Financial and Other Data—Key Performance and Non-GAAP Measures” for a discussion of the limitations of contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Our Industry

The bill payment industry is undergoing technological transformation as consumers and billers demand a straightforward and streamlined approach to electronic bill presentment and payment and consumer engagement. The following key trends are currently defining the industry:

•	electronic bill payment requires an integrated, single-vendor solution;
•	billers and consumers are underserved by financial institutions;
•	emerging payment options through online and mobile channels are transforming the market; and
•	data is being underutilized.

Our Opportunity

The consumer bill payment market presents us with a significant opportunity. There were approximately 128 million households in the United States as of December 31, 2020, paying an average of ten bills per month per household.

According to Aite, U.S. consumers paid approximately 15.5 billion bills in 2020, which represents approximately $4.6 trillion. With less than 2% of those bills processed on our platform during the same period, we believe our platform and network positions us well to capture a meaningful portion of the market.

We believe we could address an even broader opportunity because the configurability and extensibility of our platform enables wider application of our software and solutions across different use cases and geographies. Over the long term, we intend to expand our offering to new and existing billers beyond traditional bill payments. According to the Nilson Report, global electronic payments totaled approximately $34.9 trillion in 2019.

Our Platform

Our platform is purpose-built to transform the way billers get paid and engage with their consumers. Our AI-driven SaaS platform provides a single-vendor solution that enhances the bill payment ecosystem with new functionality and added transparency. Our single code base architecture maximizes the inherent flexibility, extensibility and configurability of our solutions, which allows us to rapidly deploy our solutions to our billers.

BILLER
PARTNER
CONSUMER
APIs
iFrame
Fully Hosted
Single Point of Access
Engagement
Smart notifications and messaging tools
Presentment
Intuitive electronic bill presentment
Empowerment
Consumer -directed
Payment
Secure omni-channel payments
Intelligence
AI-powered analytics engine
Technology Solutions
Single Code Base
AI / ML
Technology Architecture

Single Point of Access

APIs: Our easy-to-use application program interfaces, or APIs, enable billers and partners to seamlessly access the entirety of our network through a single connection.

iFrames: Enables our billers and partners to exercise more control over the user experience by customizing the business logic to meet their specific requirements.

Fully Hosted: We also provide a fully hosted alternative for our billers. In this option, our hosted platform provides our billers the full power of our platform without incurring the cost of using their own IT resources.

Technology Solutions

Engagement: We believe billers must regularly engage with their consumers using actionable and contextualized data. Our tools enable billers to provide billing details to their consumers and directly communicate with them over secure channels.

Presentment: Our solution offers electronic bill presentment across numerous channels. Our electronic bill presentment products help billers maximize their reach to accelerate revenue realization and engage consumers more efficiently.

Empowerment: Consumers can control communication preferences, multi-lingual capabilities, self-directed payment scheduling, multi-account management and dispute management. Billers are able to use automated case management and configurable reporting to quickly and comprehensively provide high-quality customer service.

Payment: Our secure and comprehensive omni-channel payment platform supports traditional and emerging payment technologies across multiple currencies and languages across a variety of payment channels. We support one-time payments, as well as future-dated, recurring and payment plan transactions.

Intelligence: Our AI-powered analytics engine produces data-driven insights on consumer preferences, channel usage, bill lifecycles, messaging effectiveness and paper suppression and can be used by billers to improve the consumer experience.

Technology Architecture

Single Code Base: Our extensible, cloud-based platform was built from the ground-up on a single code base with no versioning, which enables rapid deployment of new features and tools in part because there is no need to manage and reconcile separate versions of our software code.

AI / ML: Our platform uses AI and ML algorithms to increase efficiency and extract data-driven insights from transactions and interactions between consumers, billers, partners and our platform.

Our Network

Our innovative technology platform enables us to sit at the nexus of a powerful three-sided network of billers, partners and consumers. We use the power of this network to enhance the number of product features each biller uses to promote transaction growth. In 2020, our average biller used at least ten of 19 core platform features that enable billers to optimize their payment operations and user experience. Our portfolio data shows that payment adoption is highly correlated to feature utilization. By increasing feature usage, we believe we will realize an increase in transaction volume from our billers.

Our Billers

Our innovative technology platform empowers billers to offer electronic bill payment acceptance across multiple payment types, engage with their consumers and streamline their business operations efficiently and cost-effectively. We attract billers to our platform because our platform modernizes their payment infrastructure and helps them collect revenue faster and more profitably. Our platform is capable of posting payments directly to billers’ systems, which simplifies revenue operations and strengthens the relationship we have with billers.

Value Proposition to Billers

Flexible and Integrated Platform: Billers can offer their consumers a variety of traditional and emerging payment and engagement technologies that enable the billers to collect revenue faster and drive improved customer satisfaction, while reducing costs such as their PCI-DSS compliance burden. Billers have the flexibility to integrate directly to our platform through APIs, iFrames or a fully hosted solution, which allows them to cost-effectively select and customize our solutions to fit their specific requirements. Because our platform is flexible and scalable, and since we do not charge development or implementation fees, our value proposition applies to all billers whether they ultimately choose to use our platform for all of their bills or continue using legacy bill payment systems or biller-direct solutions together with our solutions.

Long-term Growth and Operating Leverage: The scalability of our platform allows billers to capitalize on growth opportunities for their business. While helping billers grow their revenue, we also help reduce costs by leveraging our integrated technology architecture to automate manual workflows, which reduces error-prone manual data entry and efficiently reconciles payments to backend financial and operating systems.

Our Partners

As our biller base expands, we attract market-leading software, strategic and IPN partners that use our platform to power bill payment experiences within their ecosystems. Our innovative platform facilitates a modern bill presentment, consumer engagement and bill payment experience for our partners’ customers, regardless of partner type.

Software Partners: Our software partners include large third-party technology providers, such as Oracle, which integrate our platform into their software suites to power bill payments for their customers and refer billers to us. For example, ERP providers integrate our platform into their own suite of solutions to offer a comprehensive solution set that enhances their ERP software with bill presentment, consumer engagement and bill payment capabilities. In certain cases, we have revenue sharing arrangements with our software partners based on our transaction fees. In other cases, rather than a revenue sharing arrangement, we and our software partner mutually benefit from the partnership as the software partner can offer a more comprehensive solution and stronger value proposition to its customers and we receive broader reach to potential billers and consumers, an efficient biller acquisition channel and stronger biller retention from an integrated solution.

Strategic Partners: Similar to our software providers, our strategic partners refer billers to us and, in many cases, integrate our solutions into their platforms. Our strategic partners, including U.S. Bank, JPMorgan Chase and a major payroll solutions provider, work with us to offer bill presentment, consumer engagement and bill payment capabilities to their customers, which are billers. For example, a large commercial bank has many business clients who seek to improve and streamline the bill presentment and bill payment experience for their consumers. In that case, the large commercial bank partners with us to sell a joint solution. In other cases, the commercial bank may prefer to sell a white-labeled solution, which it obtains from us. Both co-sale and white-label arrangements typically involve revenue sharing agreements with the strategic partner based on the transaction fees we receive.

IPN Partners: Our IPN partners work with us to gain access to broader biller networks and provide their consumers with innovative technology to streamline bill payments. Our IPN partners include PayPal, for which we power bill payment capabilities, a leading global ecommerce retailer, through which we offer electronic bill presentment and payment via its AI-assistant voice service, and Walmart, for which we enhance in-person bill payment capability at Walmart Money Centers. Unlike software and strategic partners, IPN partners typically have direct interactions with consumers, and leverage our platform to connect to our biller network. Through this connection, consumers can initiate bill payments through our IPN partners, which we route to the billers. There are many types of IPN partners, including consumer networks, retailers, banks and financial institutions. We offer consumer networks and retailers increased engagement with consumers by enabling streamlined bill presentment payment experiences for an array of billers through their networks. We similarly offer banks and financial institutions increased engagement with their retail clients. For IPN partners, we will typically receive a fee per transaction processed through our platform and in some cases we pay a referral fee to IPN partners.

Multiple Roles for Partners: Notably, partners may fit into multiple categories, particularly banks and financial institutions. For example, a bank can be a biller, a strategic partner and an IPN partner. As a biller, the bank generates bills, such as mortgage and credit card statements. As a strategic partner, the same bank uses our platform to power an omni-channel bill payment experience for a commercial customer of the bank. In this way, that commercial customer becomes a new biller for our network. Finally, as an IPN partner, the same bank leverages our IPN network to enable a more robust bill payment experience for its business customers and consumers by, for example, enabling its business customers and those businesses’ consumers to pay bills using alternative payment channels, such as PayPal.

Value Proposition to Partners

Higher Consumer Satisfaction: Partners gain access to our network of billers and can provide turnkey electronic bill payment functionality to their consumers through flexible integration options. By integrating our platform into their ecosystems, partners can provide a more comprehensive solution and drive higher customer satisfaction.

Access to Innovative Technology Solutions: As consumers demand a more seamless and secure experience, partners require consumer engagement and payment technology that caters to the latest consumer trends. Our platform offers cutting edge technology that enables partners to grow mind and wallet share with their consumers.

Our Billers’ and Partners’ Consumers

As our platform reaches more consumers, we capture and monetize more payment transactions. In December 2020, approximately 16 million consumers and businesses used our platform to pay their bills. As consumers increasingly demand omni-channel bill payment solutions for more of their bills, we attract more billers and partners who look to our platform to meet that demand.

Value Proposition to Consumers

Next-Generation Electronic Bill Payment Tools: Consumers gain access to advanced payments functionality to streamline their omni-channel bill payment experience. Consumers can view and pay bills through a variety of payment channels and types, engage with their billers and retrieve actionable insights regarding their payments and billing history.

Control Over Financial Health: Consumers gain added control and visibility over their financial health on a daily basis through the advanced tools and features we provide. Our platform allows consumers to set the terms of their bill payments in a way that best suits their needs.

Our Revenue Model

Our revenue model is highly visible because of the mission-critical, embedded and recurring nature of the solutions we provide to billers. Our standard contract length with our billers is three to five years and we derive the majority of our revenue from a fee paid per transaction by the biller or the consumer or a combination of both. In some industries, billers pass on the transaction costs to consumers, while in other industries, the biller pays for the transaction cost, providing the bill payment free of charge to the consumer. Additionally, some billers use a hybrid approach in which the consumer and biller share the cost of the transaction fee.

Our revenue model with respect to our strategic and IPN partners is generally similar to our biller revenue model. We typically receive a fee per payment transaction from our strategic and IPN partners similar to the fee we receive from our billers. We may also have a revenue sharing arrangement for referrals, which is based on transaction fees, with both strategic and IPN partners. Our partners may choose to pay the fee, may have a biller or consumer pay the fee or may use a hybrid approach where consumers and billers share the cost. While revenue derived from or through our IPN partnerships has not been significant historically, we expect that the revenue contribution from our IPN will grow over time. Our software partners may have no fees as an integration partner or may have a revenue sharing arrangement for referrals.

Our usage-based monetization strategy aligns our economic success with the success of our billers and partners. Since we benefit from increased transactional volume, we do not charge separate license fees or implementation fees. In addition, our modern platform architecture allows us to provide integration, implementation, maintenance and upgrades at no additional cost to billers.

Why We Win

We believe our platform provides us with a differentiated position in the market, built on a foundation of the following strengths:

We Integrate and Control the Most Important Components of the Electronic Bill Payment Value Chain into a Single Point of Access

Through a single integration, we provide an end-to-end electronic bill payment solution that eliminates key pain points across the entire bill payment value chain, including:

•	consumer communication and engagement;
•	electronic bill payment and presentment;
•	payment processing for numerous payment types;
•	accounting system integration;
•	security and risk management; and
•	reporting and analytical tools.

This end-to-end functionality is supported by over 350 integrations to core accounting software suites, including market-leading CIS and ERP systems. Additionally, for our key verticals, our solutions are deeply integrated into ERP and CIS systems and workflows of our billers and partners, which provides us with differentiated access to billers, partners and consumers and supports sustainable, long-term relationships.

We Benefit from Scale, Which Results in Powerful, and Accelerating, Network Effects

As billers issue, and consumers pay, bills on our platform, we accelerate connectivity that drives an organic expansion of our network. Leveraging the data we collect through transactional activity on our network, we continue to add in-demand features and functionality that facilitate frictionless and omni-channel consumer engagement and bill payment. These new tools attract more billers and partners to our network and drive further growth in transactions and unique data, which continues to enhance the value proposition of our network. The sheer size of our network attracts new billers who view our scale as validation of our value proposition. The acceleration of this network effect relies on our differentiated position in the bill payment ecosystem, which we believe is difficult to replicate. Through this network effect, we expand the reach of our network to more billers, partners and consumers, which drives our growth.

Our Next-generation Platform is Highly Configurable and Future-ready

We architected our technology stack to be flexible, configurable and extensible in order to simplify and streamline the electronic bill payment experience. Our platform uses an advanced AI engine supported by our intellectual property portfolio that enables rapid and continuous learning and improvement. We leverage behavioral and transactional data to build next-generation tools that support the cutting edge of engagement and payment technology, including:

•	bill payment through next-generation payment channels such as social media and text;
•	AI-bots that can communicate with consumers and process payments; and
•	predictive payment alerts.

We Have a Large and Proprietary Data Asset

Our integrated platform, combined with our IPN, enables us to observe billing and payment interactions for thousands of billers and touches the everyday lives of millions of consumers. This provides us with a large and unique data asset. We use this data to enhance the ML algorithms that power our AI engine. We gain unique insight into the payment and behavioral patterns of consumers across their financial life as well as the manner in which billers and partners engage with consumers. Using this data to feed a continuous learning curve, our platform constantly evolves and adapts to these behavioral patterns, powering a network effect that drives higher customer satisfaction through data-driven insights, improves trust and safety and fuels further growth. For example, we use data to continuously improve the natural language processing in our chatbots and to detect and prevent fraud by identifying suspicious transaction patterns and as part of our payment authorization processes. We do not sell collected data to third parties and we only share individualized transaction data with the parties to the related transaction.

Our Growth Strategies

We intend to leverage our products and industry presence to establish our platform as the industry standard for electronic bill payments for billers and partners globally. Key elements of this strategy include:

•	continue to win new billers and partners;
•	grow with existing billers and partners;
•	expand into new channels and industry verticals;
•	build new products;
•	leverage our platform to expand internationally; and
•	pursue selective strategic acquisitions.

Our Principal Stockholders

We have a valuable relationship with our controlling stockholder, Accel-KKR. In September 2011, affiliates of Accel-KKR, or AKKR, acquired a controlling equity interest in our company. We refer to this transaction as the AKKR Investment. Dushyant Sharma, our founder, chairman, president and chief executive officer, has continued to retain a significant equity interest in our company since our inception and following the AKKR Investment.

AKKR is a technology-focused investment firm with over $10 billion in capital commitments. The firm focuses on investments in software and tech-enabled businesses. At the core of AKKR’s investment strategy is a commitment to developing strong partnerships with the management teams of its portfolio companies and a focus on building value alongside management by leveraging the significant resources available through the AKKR network.

See the sections titled “Risk Factors—Risks Related to Our Class A Common Stock and this Offering” and “Principal Stockholders” for additional information regarding our equity ownership and related risks you should consider before making an investment decision.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face, any of which could adversely affect our business, operating results, financial condition or prospects:

•	Our rapid growth may not be sustainable or indicative of future growth, and our business could be harmed if we fail to manage our infrastructure to support future growth.

•	If we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer.
•

If we are unable to increase our revenue at a rate sufficient to offset expected increases in our costs, or if the investments we make in our business fail to generate the expected benefits, our business, operating results and financial condition will be harmed and we may not be able to maintain profitability over the long term.

•	Our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles.
•

The COVID-19 pandemic could have a material adverse impact on our employees, billers, partners, consumers and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.

•

We are subject to economic and geopolitical risk, the business cycles and credit risk of our billers and partners and their consumers, and the overall level of consumer, business and government spending, which could negatively affect our business, operating results and financial condition.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.
•	Our revenue is sensitive to shifts in payment mix and if more consumers start paying their bills by payment methods with lower transaction fees, it could materially impact our operating results.
•

We expect fluctuations in our operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our Class A common stock could decline.

•

We depend on third-party payment processors to process bill payments made on our platform and our business, operating results and reputation could be harmed if we experience service interruptions related to our payment processors.

•

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow.

•	Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.
•

If we fail to comply with extensive, complex, overlapping and frequently changing rules, regulations, standards and legal interpretations, including those related to payments, card network operations and other financial services, privacy, data protection and information security, our business could be materially harmed.

•

We identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

•

We may experience software and technology defects, undetected errors, development delays or other performance problems in our software and other technology used as part of our platform, which could damage biller and partner relations, harm our reputation, result in significant costs to us, decrease our potential profitability and expose us to substantial liability.

•

If we fail to adequately obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

•

We and our billers and partners and their consumers and other third parties that use our platform obtain, provide and process a large amount of sensitive and personal data. Any real or perceived improper or unauthorized use of, disclosure of or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, operating results and financial condition.

•

The dual class structure of our common stock and the stockholders agreement that we have entered into in connection with this offering will have the effect of concentrating voting control with AKKR and our founder and chief executive officer, which will limit or preclude your ability to influence corporate matters for the foreseeable future and may depress the market price of our Class A common stock.
•	AKKR controls us and its interests may conflict with ours or yours in the future.
•

Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, AKKR or its affiliates, which could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive corporate opportunities are allocated by AKKR to itself, its affiliates or third parties instead of to us.

Channels for Disclosure of Information

Investors, the media and others should note that we intend to announce material information to the public through filings with the Securities and Exchange Commission, or SEC, the investor relations page on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were founded as Bizpective Technologies, Inc. in Ontario, Canada in 2004. In 2005 we changed our name to Paymentus Corporation. Paymentus Holdings, Inc. was incorporated in Delaware in 2011 in connection with the AKKR Investment and acquired all of the assets of Paymentus Corporation in September 2011. Our principal executive offices are located at 18390 NE 68th St., Redmond, WA 98052. Our telephone number is (888) 440-4826. Our website is www.paymentus.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use Paymentus and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•	presentation of only two years of audited financial statements and related financial disclosure;
•	exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•

exemption from compliance with the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	reduced disclosure about our executive compensation arrangements; and
•	exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered by us	10,000,000 shares.

Underwriters’ option to purchase additional shares from us	1,500,000 shares.

Concurrent private placement of Class A common stock

Immediately following the closing of this offering, entities affiliated with AKKR will purchase from us in a private placement an aggregate of 2,380,950 shares of our Class A common stock at a price per share equal to the initial public offering price. We will receive the full proceeds of $50 million from this concurrent private placement and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the concurrent private placement. The sale of the shares in the concurrent private placement is contingent upon the completion of this offering. The sale of these shares will not be registered in this offering and will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus. For additional details regarding the lock-up agreements, see the section titled “Underwriting.”

Class A common stock to be outstanding immediately after this offering and the concurrent private placement	12,380,950 shares (or 13,880,950 shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering and the concurrent private placement	103,479,239 shares.

Total Class A common stock and Class B common stock to be outstanding immediately after this offering and the concurrent private placement	115,860,189 shares (or 117,360,189 shares if the underwriters exercise their option to purchase additional shares in full).

Indications of interest

One or more funds advised by Capital World Investors and one or more funds managed by Franklin Advisers, Inc. have, severally but not jointly, indicated an interest in purchasing up to an aggregate of $30 million each ($60 million in the aggregate) in shares of our Class A common stock being offered in this offering at the initial public offering price. As these indications of interest are not binding agreements or commitments to purchase, one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. may determine to purchase more, fewer or no shares in this offering or the underwriters may determine to sell more, fewer or no shares to one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. The underwriters will receive the same discount on any shares of Class A common stock purchased by one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. as they will on any other shares of Class A common stock sold to the public in this offering.

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering and the concurrent private placement will be approximately $241.1 million (or approximately $270.3 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use approximately $57.4 million of the net proceeds from this offering to redeem all of our issued and outstanding shares of Series A preferred stock (including accrued dividends), substantially all of which are held by AKKR and our founder and chief executive officer. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Voting rights

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Immediately following the completion of this offering and the concurrent private placement, shares of our Class B common stock beneficially owned by AKKR and our founder and chief executive officer will collectively represent approximately 98.0% of the voting power of our outstanding common stock. See the section titled “Description of Capital Stock.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Directed share program

At our request, the underwriters have reserved up to 500,000 shares of Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our senior executives and certain individuals associated with AKKR. The sales will be made at our direction by Goldman Sachs & Co. LLC and its affiliates through a directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in this directed share program other than our executive officers will not be subject to lock-up agreements with the underwriters with respect to any shares purchased through the directed share program. Any shares purchased through the directed share program by our executive officers will be subject to the lock-up agreements with the underwriters described in the section titled “Underwriting.” For additional information, see the section titled “Underwriting—Directed Share Program.”

New York Stock Exchange trading symbol	“PAY”

The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering and the concurrent private placement is based on 103,479,239 shares of our common stock outstanding as of March 31, 2021, and excludes:

•	7,566,155 shares of Class B common stock issuable upon the exercise of outstanding options as of March 31, 2021, with a weighted-average exercise price of $4.72 per share;

•

10,459,000 shares of Class A common stock reserved for future issuance under our 2021 Plan, which became effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

up to 509,370 shares of Class A common stock underlying warrants issuable pursuant to a warrant agreement with an affiliate of J.P. Morgan Securities LLC, or the JPM warrant agreement, with an exercise price of $18.375 per share. The actual number of shares of Class A common stock issuable pursuant to the JPM warrant agreement is tied to the achievement of certain commercial milestones through December 31, 2025 pursuant to a related commercial agreement.

The 2021 Plan provides for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder and also provides for increases in the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2012 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	no exercise of outstanding options described above;
•

the filing and effectiveness of our amended and restated certificate of incorporation, which will authorize the issuance of our Class A common stock and effect the reclassification of our outstanding common stock into Class B common stock, and the adoption of our amended and restated bylaws, both of which will occur immediately prior to the completion of this offering;

•	the redemption by us of all of our issued and outstanding shares of Series A preferred stock (including accrued dividends) using a portion of the net proceeds from this offering;
•	the issuance of 2,380,950 shares of our Class A common stock to entities affiliated with AKKR upon the closing of the concurrent private placement immediately following the closing of this offering;
•	a 5-for-1 forward stock split of our common stock effected on May 10, 2021, as if it had occurred on the date of such information; and
•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated statements of operations and cash flows data for the years ended December 31, 2019 and 2020 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations and cash flows data for the three months ended March 31, 2020 and 2021, and the summary consolidated balance sheet data as of March 31, 2021, are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on a basis substantially consistent with our audited consolidated financial statements as of and for the year ended December 31, 2020, and the unaudited interim condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the financial information set forth in those unaudited interim condensed consolidated financial statements. You should read this data together with our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and our results for the three-month period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any future year or period. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands, except share and per share data)
Revenue	$235,778	$301,767	$69,593	$92,222
Cost of revenue	161,344	209,140	48,816	64,675
Gross profit	74,434	92,627	20,777	27,547
Operating expenses
Research and development(1)	17,864	24,510	5,768	7,730
Sales and marketing(1)	27,989	31,842	7,612	8,222
General and administrative(1)	10,210	17,847	3,688	6,742
Total operating expenses	56,063	74,199	17,068	22,694
Income from operations	18,371	18,428	3,709	4,853
Other income (expense)
Interest income (expense), net	106	52	42	(3)
Foreign exchange gain (loss)	2	(116)	(66)	9
Income before income taxes	18,479	18,364	3,685	4,859
Provision for income taxes	(4,782)	(4,653)	(906)	(1,221)
Net income	$13,697	$13,711	$2,779	$3,638
Undeclared dividends on Series A preferred stock	(4,697)	(5,186)	(1,242)	(1,360)
Net income attributable to common stock	$9,000	$8,525	$1,537	$2,278
Net income per share attributable to common stock
Basic	$0.09	$0.08	$0.01	$0.02
Diluted	$0.08	$0.08	$0.01	$0.02
Weighted-average number of shares used to compute basic and diluted net income per share attributable to common stock
Basic	103,469,238	103,479,239	103,479,239	103,479,239
Diluted	106,350,473	106,207,883	106,129,442	106,303,894

(1)	Stock-based compensation expense was allocated in cost of revenue and operating expenses as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$—	$—
Research and development	7	27	4	16
Sales and marketing	12	34	8	17
General and administrative	1,566	1,933	463	530
Total stock-based compensation	$1,585	$1,994	$475	$563

Consolidated Balance Sheet Data:

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$49,369	$ 49,369	$ 232,994
Working capital(3)	52,956	52,956	236,581
Total assets	134,789	134,789	318,414
Total liabilities	45,378	45,378	45,378
Series A preferred stock	—	—	—
Treasury stock	(579)	—	—
Total stockholders’ equity	89,411	89,411	273,036

(1)

The pro forma consolidated balance sheet data gives effect to (a) the filing of our amended and restated certificate of incorporation that will authorize the issuance of our Class A common stock and effect the reclassification of our outstanding common stock into Class B common stock, and (b) the retirement of all of our issued treasury stock, which consists of 320 shares of Series A preferred stock and 1,306,412 shares of common stock.

(2)

The pro forma as adjusted balance sheet data gives effect to (a) the pro forma adjustments described in footnote (1) above, (b) the issuance and sale by us of 12,380,950 shares of Class A common stock in this offering and the concurrent private placement at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (c) the application of $57.4 million of the net proceeds from this offering to redeem all of our 23,013 issued and outstanding shares of Series A preferred stock, including accrued dividends (of the $57.4 million of net proceeds to be used to redeem the outstanding shares of Series A preferred stock, $0.9 million is included in cash and cash equivalents (pro forma as adjusted) in respect of the dividends that have accrued or will accrue on these shares from April 1, 2021 through the estimated closing date of this offering, which is also the expected date of the redemption).

(3)	Working capital is defined as current assets less current liabilities.

Consolidated Statements of Cash Flows Data:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash provided by (used in)
Operating activities	$17,511	$35,620	$4,901	$7,177
Investing activities	(13,897)	(15,137)	(3,618)	(4,412)
Financing activities	(857)	(1,358)	(317)	(95)

Key Performance and Non-GAAP Measures:

In addition to the GAAP financial measures presented in our consolidated financial statements, we rely on the number of transactions processed and the non-GAAP measures included in the table below to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. There are limitations to contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow, the non-GAAP measures presented in this prospectus. Our non-GAAP measures may not be comparable to similarly titled measures of other companies; other companies, including companies in our industry, may calculate non-GAAP measures differently than we do, limiting the usefulness of those measures for comparative purposes. These non-GAAP measures should not be considered in isolation from or as a substitute for GAAP financial measures.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands, except transaction data and percentages)
Transactions processed (in millions)(1)	146.2	195.0	45.9	62.4
Contribution profit(2)	$96,664	$120,503	$27,628	$35,109
Adjusted gross profit(3)	$77,079	$96,140	$21,579	$28,595
Adjusted EBITDA(4)	$25,957	$28,491	$6,204	$9,404
Free cash flow(5)	$6,249	$20,773	$1,283	$2,765

(1)

We define transactions processed as the number of accepted payment transactions, such as checks, credit card and debit card transactions, automated clearing house, or ACH, items and emerging payment types, which are initiated and processed through our platform during a period.

(2)

Contribution profit is a non-GAAP measure and should not be considered an alternative to gross profit as a measure of operating performance. We calculate contribution profit as gross profit plus other cost of revenue. Other cost of revenue equals cost of revenue less interchange and assessment fees paid by us to our payment processors. We exclude interchange and assessment fees because we believe inclusion is less directly reflective of our operating performance as we do not control the payment channel used by consumers, which is the primary determinant of the amount of interchange and assessment fees. We use contribution profit to measure the amount available to fund our operations after interchange and assessment fees, which are directly linked to the number of transactions we process and thus our revenue and gross profit. We present contribution profit because it is used by our management and board of directors to manage our operations and assess our performance. We therefore believe it provides investors with useful information to enhance their understanding of our operating performance and enable them to make more meaningful period-to-period comparisons. The following table provides a reconciliation of contribution profit to the GAAP measure of gross profit for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands)
Gross profit	$74,434	$92,627	$20,777	$27,547
Plus: other cost of revenue	22,230	27,876	6,851	7,562
Contribution profit	$96,664	$120,503	$27,628	$35,109

(3)

Adjusted gross profit is a non-GAAP measure and should not be considered an alternative to gross profit as a measure of operating performance. We calculate adjusted gross profit as gross profit adjusted for non-cash items, primarily stock-based compensation and amortization. The following table provides a reconciliation of adjusted gross profit to the GAAP measure of gross profit for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands)
Gross profit	$74,434	$92,627	$20,777	$27,547
Stock-based compensation	—	—	—	—
Amortization	2,645	3,513	802	1,048
Adjusted gross profit	$77,079	$96,140	$21,579	$28,595

(4)

Adjusted EBITDA is a non-GAAP measure and should not be considered an alternative to net income as a measure of operating performance or as a measure of liquidity. We calculate adjusted EBITDA as net income before other income (expense) (which consists of interest income (expense), net and foreign exchange (gain) loss), amortization and depreciation and income taxes, adjusted to exclude the effects of stock-based compensation expense and certain nonrecurring expenses that management believes are not indicative of ongoing operations, consisting primarily of professional fees and other indirect charges associated with our preparation for an initial public offering.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of stock-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in interest (income) expense;
•	Adjusted EBITDA does not reflect changes in foreign exchange (gain) loss;
•

Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation, which has been a significant recurring expense and will continue to constitute a significant recurring expense for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect certain nonrecurring expenses that may represent a reduction in cash available to us; and
•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

The following table provides a reconciliation of adjusted EBITDA to the GAAP measure of net income for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net income	$13,697	$13,711	$2,779	$3,638
Excluding
Interest (income) expense, net	(106)	(52)	(42)	3
Provision for income taxes	4,782	4,653	906	1,221
Depreciation and amortization	6,001	8,069	2,020	2,392
Foreign exchange (gain) loss	(2)	116	66	(9)
Stock-based compensation	1,585	1,994	475	563
Other nonrecurring expenses	—	—	—	1,596
Adjusted EBITDA	$25,957	$28,491	$6,204	$9,404

(5)

Free cash flow is a non-GAAP measure and should not be considered an alternative to net cash provided by (used in) operating activities as a measure of cash generated by operating activities. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software development costs. We believe free cash flow is useful in evaluating liquidity and provides information to management and investors about our ability to fund future operating needs and strategic initiatives.

Free cash flow has limitations as an analytical tool and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by (used in) operating activities. Additionally, the utility of free cash flow is further limited as it does not reflect our future capital commitments, and it does not represent the total increase or decrease in our cash balance for a given period. The following table provides a reconciliation of free cash flow to the GAAP measure of net cash provided by (used in) operating activities for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash provided by operating activities	$17,511	$35,620	$4,901	$7,177
Purchases of property and equipment	(1,040)	(458)	(164)	(156)
Capitalized internal-use software development costs	(10,222)	(14,389)	(3,454)	(4,256)
Free cash flow	$6,249	$20,773	$1,283	$2,765
Net cash used in investing activities(6)	$(13,897)	$(15,137)	$(3,618)	$(4,412)
Net cash used in financing activities	$(857)	$(1,358)	$(317)	$(95)
(6)

Net cash used in investing activities includes payments for purchases of property and equipment and costs related to capitalized internal-use software development, which is also included in our calculation of free cash flow.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. If any of the following risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

Our rapid growth may not be sustainable or indicative of our future growth.

Our recent rapid growth, including in payment volumes, may not be sustainable or indicative of our future growth. Even though the number of billers and consumers who use our platform has grown rapidly in recent years, there can be no assurance that we will be able to attract new billers or retain existing billers. Our costs associated with retaining revenue from existing billers are substantially lower than costs associated with attracting and generating revenue from new billers or costs associated with generating increased adoption of our platform by existing billers. Therefore, if we are unable to retain revenue from existing billers, even if related losses are offset by an increase in new billers or increased adoption of our platform by existing billers, our operating results could be adversely impacted.

Our ability to attract new billers, retain revenue from existing billers or increase adoption of our platform by both new and existing billers is impacted by a number of factors, including:

•	our transaction fees and certain of our billers’ ability to pass them on to consumers;
•	our ability to timely expand the functionality and scope of our platform;
•	our ability to maintain the rates at which our billers pay us and continue to use our platform;
•	competitive factors, including the introduction of competing solutions, discount pricing and other strategies that may be implemented by our competitors;
•	our ability to maintain high-quality customer support for billers and consumers;
•	our ability to attract and retain strategic partners, software partners and IPN partners;
•	our ability to expand into new industries and market segments;
•	actual or perceived privacy or security breaches;
•	the frequency and severity of any system outages, technological changes or similar issues;
•	our ability to successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform;
•	our ability to increase awareness of our brand and successfully compete with other companies;
•	our ability to expand internationally; and
•

our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Our business could be harmed if we fail to manage our infrastructure to support future growth.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of billers and partners using our platform and the number of bills processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and bills could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform, including customer support, risk and compliance operations and professional services. Any failure of or delay in these efforts could result in service interruptions, impaired system performance and reduced biller, partner and consumer satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of our platform to billers and partners and could result in lost biller and partner opportunities and higher attrition rates, any of which could hurt our revenue growth, biller and partner loyalty and our reputation. Even if our efforts to scale our business are successful, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Moreover, our rapid growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have grown from approximately 250 full-time employees as of December 31, 2018 to more than 900 full-time employees as of March 31, 2021. We intend to further expand our overall business, including headcount, with no assurance that our revenue will continue to grow or grow sufficiently to offset the costs associated with increased headcount. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large public company, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and over-compensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, and is rooted in a philosophy of aligning our success with that of billers, partners and consumers. As a result of our rapid growth, a significant portion of our employees have been with us for fewer than three years. As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees, who will be dispersed geographically, with our headquarters in Redmond, Washington and a large employee presence in Toronto, Canada, Charlotte, North Carolina and Delhi, India. Our geographically dispersed workforce may make it more difficult for our management to manage our growth effectively and preserve our corporate culture. In addition, we must preserve our ability to execute quickly in further developing our platform and implementing new features and tools. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

If we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer.

We rely on integration of our end-to-end electronic bill payment solution into third-party software products, which enables us to power such software products’ bill payment capabilities. We also rely on strategic partners, such as U.S. Bank, JPMorgan Chase and a major payroll solutions provider, and industry-expert partners to refer new billers to our platform. Additionally, the IPN is our patented and proprietary network that enables partners, such as PayPal, Walmart, a leading global ecommerce retailer and banks, to embed our end-to-end electronic bill payment solution into their ecosystems through a single point of access. Collectively, our software, strategic and IPN partners drive increased transaction volume and adoption of our platform.

To grow our business, we will seek to expand our existing and establish additional relationships with strategic, software and IPN partners. Establishing such relationships, particularly with financial institutions and other large enterprises, entails extensive sales and marketing efforts with no guarantee of success. Sales and marketing to large organizations involve risks that may not be present, or that are present to a lesser extent, with sales and marketing to other, smaller organizations. We must invest significant time educating and selling to multiple management and technical decision-makers to obtain their support. In addition, we may be required to meet wide-ranging and detailed ancillary requirements. For example, financial institutions generally require us to submit to an exhaustive security audit, given the sensitivity and importance of storing consumer billing and payment data on our platform. Adoption is also frequently subject to budget constraints and unplanned administrative, processing and other delays, including considerable efforts to negotiate and document relationships. Further, platform deployment and integration with partners’ software and other solutions requires significant efforts. If we are unable to increase adoption of our platform by partners and manage the costs associated with marketing our platform to potential partners and integrating with their systems, our business, operating results and financial condition may be adversely affected. In addition, if we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer. If we lost one or more of our largest partnerships, we could also lose associated biller relationships or payment channels and our business, operating results and financial condition could be harmed.

If we are unable to increase our revenue at a rate sufficient to offset expected increases in our costs, or if the investments we make in our business fail to generate the expected benefits, our business, operating results and financial condition will be harmed and we may not be able to maintain profitability over the long term.

As we scale our business, we expect to continue to expend substantial financial and other resources on:

•	sales and marketing, including an expansion of our sales organization and new initiatives in order to drive further expansion of our IPN and partner ecosystem;
•	our technology infrastructure, including systems architecture, scalability, availability, performance and security;
•	product development, including investments in our product development team and the development of new products and new functionality for our AI-enabled platform;
•	regulatory compliance and risk management;
•	acquisitions or strategic investments;
•	expansion into new channels, verticals and international markets; and
•	general administration, including increased legal and accounting expenses associated with being a public company.

The increased costs associated with these and other investments we may make in our business may fail to generate the expected benefits. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results and financial condition will be harmed, and we may not be able to maintain profitability over the long term. In particular, we expect net income and adjusted EBITDA may decline in the near-term as we make investments in our platform and incur increased operating costs associated with being a public company.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of billers using our platform increases and we achieve higher market penetration rates. As our growth rate declines, investors’ perception of our business may be adversely affected and the market price of our Class A common stock could decline as a result. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain revenue from existing billers and increase adoption of our platform by existing billers.

Our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles.

One of the factors affecting our growth and financial performance is the adoption of our platform by large enterprise billers over legacy solutions and in-house proprietary technologies or our competitor’s products. To increase adoption within large enterprise billers and to attract new large enterprise billers, we primarily rely on our direct sales team. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of potential billers and educating these potential billers about the technical capabilities and value of our platform. Because large enterprises tend to have more consumers impacted by a switch in billing services, they often evaluate our platform at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management. As a result, our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles, which may cause our results of operations to fluctuate.

Large enterprise billers also make product purchasing and adoption decisions based in part or entirely on factors, or perceived factors, not directly related to the features of platforms, including, among others, a biller’s projections of business growth, uncertainty about economic conditions (including as a result of the recent COVID-

19 outbreak), capital budgets, anticipated cost savings from the implementation of our platform, potential preference for such biller’s internally-developed software and billing solutions, perceptions about our business and platform, more favorable terms offered by potential competitors and previous technology investments. In addition, certain decision-makers and other stakeholders within potential billers tend to have vested interests in the continued use of internally developed solutions or other existing electronic payment and billing solutions, which may make it more difficult for us to sell our products. As a result of these and other factors, our sales efforts to large enterprises typically require an extensive effort throughout the organization and a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale. If our sales efforts to a potential biller do not result in sufficient revenue to justify our investments, our business, operating results and financial condition could be adversely affected.

The COVID-19 pandemic could have a material adverse impact on our employees, billers, partners, consumers and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services in the United States, where we generate substantially all of our revenue, and worldwide, where we are targeting future growth. It has also caused extreme societal, economic and financial market volatility, resulting in business shutdowns and a global economic downturn. The magnitude and duration of the COVID-19 pandemic and the magnitude and duration of its effect on business activity cannot be predicted with any certainty.

In light of the uncertainty relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, billers and partners, and we may take further precautionary measures. In particular, governmental authorities have at times instituted, and in the future may institute, shelter-in-place policies and other restrictions in many jurisdictions in which we operate, including in Redmond, Washington, where our headquarters are located, and Toronto, Canada, Charlotte, North Carolina and Delhi, India, where we maintain significant operations, which policies and restrictions have at times required our employees to work remotely. Even as shelter-in-place policies or other governmental restrictions are lifted, we are taking, and expect to continue to take, a measured and careful approach to having employees return to offices and travel for business. These precautionary measures and policies could negatively impact employee productivity, training and collaboration or otherwise disrupt our business operations. In addition, such restrictions impact certain of our sales efforts, marketing efforts and implementations, adversely affecting the effectiveness of such efforts in some cases and potentially inhibiting future growth.

In addition, the COVID-19 pandemic has disrupted and may continue to disrupt the operations of our billers and partners for an indefinite period of time, which in turn could negatively impact our business and operating results. Widespread remote work arrangements may also negatively impact our billers’ and partners’ operations, and the operations of third-party service providers who perform critical services for us, and, by extension, our operations.

Further, the extent and duration of working remotely exposes us, billers, partners and others with whom we have business relationships to increased risks of security breaches or incidents. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to pandemic-related developments. Furthermore, we may need to enhance the security of our platform, our data and our internal IT infrastructure, which may require us to expend additional resources and may not be successful.

More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, potentially leading to a prolonged economic downturn, which could decrease technology spending, lengthen sales and implementation cycles, and adversely affect demand for our products and harm our business and operating results. The COVID-19 pandemic may delay, or prevent us from making, collections, and disrupt our ability to develop or enhance offerings. As the COVID-19 pandemic persists, government authorities and companies may continue to implement or reimpose restrictions or policies that could adversely impact consumer spending and payment volumes, global capital markets, the global economy and the market price of our Class A common stock.

We are subject to economic and geopolitical risk, the business cycles and credit risk of our billers and partners and their consumers, and the overall level of consumer, business and government spending, which could negatively affect our business, operating results and financial condition.

The electronic bill presentment and payment services industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate or increases in interest rates may adversely affect our financial performance by reducing the number or average payment amount of transactions made using electronic bill payments on our platform. Relatedly, a reduction in the amount of consumer spending could result in a decrease in our revenue and profit. If our billers present fewer bills to consumers using electronic billing or consumers making electronic bill payments spend less per transaction, we will have fewer transactions to process or lower transaction amounts, each of which would contribute to lower revenue. These developments could have a material adverse impact on our business, operating results and financial condition.

Further, a downturn in the economy could force our billers or partners or their consumers to close or declare bankruptcy, resulting in lower revenue and earnings for us and greater exposure to potential credit losses and future transaction declines. We also have a certain amount of fixed and other costs, including rent and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy. Changes in economic conditions could also adversely affect our future revenue and profit and cause a materially adverse effect on our business, operating results and financial condition.

The markets in which we participate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The market for electronic bill presentment and payment services is fragmented, competitive and constantly evolving. Our primary competitors are legacy solution providers and financial institutions with internally developed solutions for bill presentment and payment services. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense. Legacy solution providers, new market entrant solution providers and financial institutions may internally develop products, acquire existing, third-party products or enter into partnerships or other strategic relationships that would enable them to expand their product offerings to compete with our platform, provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us.

These legacy solution providers and financial institutions may have the operating flexibility to bundle competing solutions with other offerings, and may offer them at a lower price or for no additional cost to billers as part of a larger sale. Legacy solution providers offer solutions for in-person cash payments, check-based mail payments, prior-generation interactive voice response, or IVR, phone-based payments and web-based payments, as well as a variety of point solutions for various payment needs.

In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. New market entrants include a variety of payment processing vendors, particularly those focused on online and mobile payments, as well as mobile wallets and other offerings. Many of these new entrants are also potential partners of ours. As we look to market and sell our platform to potential billers or strategic partners with existing solutions, we must convince their internal stakeholders that our platform is superior to their current solutions.

We compete on several factors, including:

•	product features, quality and breadth and depth of functionality;
•	ease of deployment and implementation speed;
•	ease of integration with leading billing and enterprise software, customer information systems and banking technology infrastructures;
•	ability to automate processes;
•	cloud-based delivery architecture;
•	advanced security, reliability, customer service and control features;

•	data asset size and ability to leverage artificial intelligence, or AI, to grow faster and smarter;
•	regulatory compliance leadership;
•	brand awareness and reputation;
•	pricing, total cost of ownership and return on investment; and
•	consumer satisfaction.

Our competitors vary in size, breadth, and scope of the products and services offered. Many of our current and potential competitors have greater name recognition, longer operating histories, more established biller and consumer relationships, larger marketing budgets and greater resources than us. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and requirements.

For these reasons, we may not be able to compete successfully or continue to achieve or maintain market acceptance for our platform, any of which would harm our business, operating results and financial condition.

Our revenue is sensitive to shifts in payment mix.

A substantial majority of our revenue is derived from transaction fees, either absorbed by billers or paid by consumers, and the majority of bills on our platform are paid via credit or debit cards. In general, we receive more revenue for card-based payments than for electronic check and automated clearing house, or ACH, payments. Accordingly, if more consumers start paying their bills by electronic check, ACH or other payment methods with lower transaction fees, it could materially impact our operating results.

We expect fluctuations in our operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our Class A common stock could decline.

Our rapid growth makes it difficult for us to forecast our future operating results. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance.

In addition to the other risks described herein, factors that may affect our operating results include the following:

•	fluctuations in demand for our platform;
•	our ability to attract new billers and retain and increase adoption by our existing billers;
•	our ability to expand our relationships with our partners and identify and attract new partners;
•	changes in payment method preferences and channels by consumers, which may affect our revenue and gross margin, particularly as a result of interchange fees;
•

variations across the industries of our billers, which may affect payment methods used by consumers and average payment amounts and, in turn, our revenue and gross margin, particularly as a result of interchange fees;

•	the continued impact of the COVID-19 pandemic on our operating results, liquidity and financial condition and on our employees, billers, partners, consumers and other key stakeholders;
•	changes in biller preference for cloud-based services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our products;
•	fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;
•	changes in biller and consumer budgets and in the timing of their budget cycles and purchasing decisions;
•	potential and existing billers choosing our competitors’ products or developing their own solutions in-house;
•	the development or introduction of new platforms or services that are easier to use or more advanced than our current platform and suite of services;

•	our ability to adapt to new forms of payment that become widely accepted, including cryptocurrencies;
•	the adoption or retention of more entrenched or rival services in the international markets where we compete or plan to compete;
•	our ability to control costs, including our operating expenses;
•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;
•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
•	the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining and motivating existing employees;
•	the effects of acquisitions and their integration;
•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our billers operate;
•	the impact of new accounting pronouncements;
•	changes in the competitive dynamics of our markets;
•	security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and
•	awareness of our brand and our reputation in our target markets.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If the assumptions used to plan our business are incorrect, our revenue may fail to meet our expectations and we may fail to meet profitability expectations. Further, if our quarterly operating results fall below the expectations of investors and securities analysts who follow our Class A common stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action lawsuits.

We depend on third-party payment processors to process bill payments made on our platform and our business, operating results and reputation could be harmed if we experience service interruptions related to our payment processors.

We depend on third-party payment processors, including PayPal’s Braintree service, to process bill payments made through various channels on our platform, including credit and debit cards, ACH transfers, eChecks and PayPal. The per-transaction settlement fees we pay under our agreements with payment processors collectively comprise a significant portion of our cost of revenue. We also rely on payment processors to collect and store payment card information and provide certain fraud detection services. Our multiyear agreements with payment processors contain industry-standard terms and conditions, including technical requirements for how we must process and settle transactions and chargebacks. These agreements also obligate us to comply with card networks’ security standards and guidelines, and to reimburse the payment processors for any fines they are assessed by payment networks as a result of any rule violations by us. See the section titled “—Risks Related to Regulation—We are required to comply with payment network operating rules and changes to such rules or payment network fees could harm our business.”

If any of our payment processors were to terminate its relationship with us, whether as a result of a failure by us to meet our contractual obligations or for other reasons, or if any of them were to refuse to renew its agreement with us on commercially reasonable terms, we would need to engage one or more alternate payment processors. In that case, we could experience service interruptions and incur significant expenses in arranging for replacement payment processing services. Such interruptions could also negatively impact our reputation and our relationships with existing or potential billers and partners, as well as cause us to become obligated to provide service credits or refunds under our service level commitments. Likewise, our payment processors have in the past and may in the future experience outages that have and may cause us to temporarily lose our ability to process transactions on our platform. If any of our payment processors fails to meet our standards and expectations, becomes compromised or suffers errors, outages or vulnerabilities, we could temporarily lose our ability to process transactions on our platform until such issues have been remedied or we have engaged one or more alternate payment processors.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow.

Our primary competition remains the legacy processes that billers have relied on for many years, such as physical bills, physical checks and non-scalable legacy IVR and similar systems, as well as systems developed internally by financial institutions. Our success depends to a substantial extent on the widespread adoption of our cloud-based electronic billing and payment platform as an alternative to these existing solutions and adoption by billers that are not using any such solutions at all. Some organizations may be reluctant or unwilling to use our platform for several reasons, including concerns about additional costs, uncertainty regarding the reliability and security of cloud-based offerings or lack of awareness of the benefits of our platform. Our ability to expand sales of our platform depends on several factors, including prospective billers’ awareness of our platform; the timely completion, introduction and market acceptance of enhancements to our platform or new products that we may introduce; the effectiveness of our marketing programs; the costs of our platform and the ability of billers to pass on transaction costs to their consumers; and the success of competing solutions. If we are unsuccessful in developing and marketing our platform, or if organizations do not perceive or value the benefits of our platform as an alternative to legacy systems, the market for our platform may not continue to develop or may develop more slowly than we expect, either of which would harm our business, operating results and prospects.

Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.

We offer a software platform that automates the entire bill payment lifecycle, providing electronic bill presentment, consumer engagement and payment processing for a large number of billers and consumers. We are responsible for verifying the identity of our billers, and monitoring transactions for fraud. We and our billers have been in the past and will continue to be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications and check fraud. We may suffer losses from acts of financial fraud committed by or against our billers or partners or their consumers, our employees or other third-parties.

The techniques used to perpetrate fraud on our platform are continually evolving, and we expend considerable resources to continue to monitor and combat them. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques and processes may contain errors or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our platform could enable criminals and those committing fraud to cause significant losses to our business. As greater numbers of billers, partners and consumers use our platform, our exposure to material risk of losses from a single user, or from a small number of users, will increase.

Our current business and anticipated domestic and international growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques and processes. As techniques used to perpetrate fraud on our platform evolve, we may need to modify our products or services to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves on our books for fraud related losses. Further, these types of fraudulent activities on our platform can also expose us to civil and criminal liability and governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners.

If we lose our founder and chief executive officer or other key members of our management team, or if we are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Our success and future growth depend upon the continued services of our management team and other key employees. Dushyant Sharma, our founder, chairman, president and chief executive officer, is critical to our overall management, as well as the continued development of our products, partnerships, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. We currently do not have “key person” insurance on any of our employees. Certain of our key employees have been with us for a long period of time and have fully vested stock options that may become valuable and will be publicly tradable upon completion of this offering, subject to lock-up restrictions described in the section titled “Underwriting” and Rule 144 limitations applicable to affiliates described in the section titled “Shares Eligible for Future Sale,” which reduces the incentive for each of these key employees to remain at our company. The loss of our founder and chief executive officer, or one or more of our other senior management members, or other key employees, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart.

Failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and location is intense and increasing. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software and payment systems, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. In addition, a new or revised visa program, and in particular one that limits the availability of H1-B and other visas, may impact our ability to recruit, hire, retain or effectively collaborate with qualified skilled personnel, including in the areas of AI and ML, and payment systems and risk management, which could adversely impact our business, operating results and financial condition. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

If we fail to offer high-quality customer support, if we experience complaints regarding our customer support or if our support is more expensive than anticipated, our business and reputation could suffer.

Billers and their consumers rely on our customer support services to resolve issues and realize the full benefits provided by our platform. High-quality support is also important to maintain and drive further adoption by our existing billers and their consumers. We primarily provide customer support to billers over email, with some additional support provided over chat and through our platform, and to consumers over the phone. If we do not help our billers and their consumers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our billers and their consumers, our ability to retain billers, increase adoption by our existing billers and acquire new billers could suffer, and our reputation with existing or potential billers could be harmed. In addition, biller and consumer complaints or negative publicity about our customer service could diminish confidence in and use of our products or services. Effective customer service requires significant expenses, which, if not managed properly, could negatively impact our profitability. If we are not able to meet the customer support needs of our billers and their consumers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support by other means and methods, which may reduce our profitability.

If the fees we charge are unacceptable to our billers or their consumers, our business, operating results and financial condition could be harmed.

We generate substantially all of our revenue by charging billers fees on a per-transaction basis. As the market for our platform matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing billers or attract new billers at fee levels that are consistent with our pricing model and operating budget. Our pricing strategy for new products we introduce may prove to be unappealing to our billers or consumers, and our competitors could choose to bundle certain products and services competitive with ours and offer them at lower prices. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, operating results and growth prospects.

Further, a significant portion of our revenue is generated from billers that elect to pass on transaction fees to consumers in the form of convenience fees. In certain markets, such as utilities and municipalities, convenience fees are commonplace. Despite the fact that such fees are relatively standard, they are often met with negative consumer perception, which could lead to heightened regulatory scrutiny and further pricing pressure.

If we fail to meet our service level commitments, we could be obligated to provide credits or refunds or face contract terminations, which could adversely affect our business, operating results and financial condition.

Certain of our agreements with our billers and partners contain service level commitments, including commitments regarding the accuracy of information and data we provide and how quickly we will respond to support inquiries. If we are unable to meet the stated service level commitments or our platform suffers extended periods of unavailability or downtime, we may be contractually obligated to provide these parties with service credits or refunds. In addition, certain billers could shift to using a different solution such that we would no longer be their exclusive payment provider and we could also face contract terminations, either of which would adversely affect our future revenue. Further, any extended service outages could adversely affect our reputation, revenue and operating results.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing business needs, requirements or preferences, our products may become less competitive and our growth rate could decline.

The market for electronic bill presentment and payment services is relatively new and subject to ongoing technological change, evolving industry standards, payment methods and changing regulations, and changing biller and consumer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, including launching new products and services. The success of any new product and service, or any enhancements or modifications to existing products and services, depends on several factors, including the timely completion, introduction and market acceptance of such products and services, enhancements and modifications. If we are unable to enhance our platform, add new payment methods or develop new products that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely than our products, our business, operating results and financial condition would be adversely affected. Moreover, we may experience delays in the development and introduction of new products due to the effects of the COVID-19 pandemic. Furthermore, modifications to our existing platform or technology will increase our research and development expenses. Any of the foregoing could reduce the demand for our services, result in biller, partner and consumer dissatisfaction and adversely affect our business.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our biller base and achieve broader market acceptance of our products.

Our ability to increase our biller base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. Although we will adjust our sales and marketing spend levels as needed in response to changes in the economic environment, we plan to continue expanding our direct sales team as well as our sales team focused on identifying partnerships. These efforts will require us to invest significant financial and other resources. We may not achieve anticipated revenue growth from expanding our sales team if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue.

We plan to expand our operations internationally by targeting international billers and partners, and further expanding use of our platform internationally among our existing international billers and partners, which will create a variety of operational challenges.

A component of our growth strategy involves expanding our operations internationally. Although 98% of our 2020 revenue was generated in the United States, many of our largest billers have billable consumers in international geographies. We are continuing to adapt to and develop strategies to expand to international geographies. However, there is no guarantee that such efforts will have the desired effect or that we will be able to grow our international footprint without unexpected delay or expense when international expansion opportunities arise. If we invest substantial time and resources to further expand our operations internationally and are unable to do so successfully, cost-effectively and in a timely manner, our business and operating results may suffer.

Our international operations strategy involves a variety of risks, including:

•	changes in regulations and our ability to comply with and obtain any relevant licenses;
•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions;
•	reduction in cross-border trade and other adverse impacts resulting from trade sanctions or changes in trade relations, laws or regulations;
•	potential application of more stringent regulations relating to payments, privacy, data protection and information security, and the authorized use of, or access to, sensitive and personal data;
•

exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws and similar laws and regulations in other jurisdictions; and

•	unexpected changes in tax laws.

Future acquisitions and strategic investments could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our business, operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could further complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of our management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively following the acquisition and we may not capture the benefits we hope to achieve from such acquisitions. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer.

If we fail to maintain and enhance our brand, our ability to expand our business, operating results and financial condition could be adversely affected.

We believe that maintaining and enhancing the Paymentus brand is important to support the marketing and sale of our existing and future products to new billers and partners and to increase adoption of our platform by existing billers and partners. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing and demand generation efforts, our ability to provide reliable products that continue to meet the needs of our billers and consumers at competitive prices, our ability to maintain our billers’ and consumers’ trust, our ability to continue to develop new functionality and products and our ability to successfully differentiate our products from competitive products and services. Our promotion activities may not generate brand awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. Further, any negative publicity about our industry, our company, the quality and reliability of our products and services, our risk management processes, our privacy, data protection or information security practices, litigation, regulatory activity or the experience of billers and partners with our products or services could harm our reputation. If we fail to successfully promote and maintain our brand, our business, operating results and financial condition could be adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and cash from operations. We intend to continue to make investments to support our business, which may require us to engage in equity, equity-linked or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. The market prices for other technology companies have been highly volatile as a result of the COVID-19 pandemic and related governmental actions, which may also reduce our ability to access capital on favorable terms or at all and adversely impact the market price of our Class A common stock. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, financial condition and prospects. If we incur debt, the debt holders would have rights senior to holders of our Class A common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Class A common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the market price of our Class A common stock and diluting their interests.

Natural catastrophic events, pandemics and man-made problems such as power disruptions, computer viruses, security breaches and terrorism may disrupt our business.

Natural disasters, pandemics such as COVID-19 or other catastrophic events may cause damage or disruption to our operations, commerce in general and the global economy, and thus could harm our business. Our headquarters are located in Redmond, Washington and we have a large employee presence in Toronto, Canada, Charlotte, North Carolina, and Delhi, India. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war or terrorist attack affecting regions where we maintain operations or where our data centers are located, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, any of which could harm our business, operating results and financial condition. In addition, the COVID-19 pandemic and widespread shelter-in-place and other governmental restrictions have caused most of our employees to work remotely. Given these widespread remote work arrangements, if a natural disaster, power outage, connectivity issue or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

Additionally, as computer malware, viruses, computer hacking, intrusions, ransomware attacks, denial-of-service attacks, social engineering attacks, fraudulent use attempts, phishing attacks and other security breaches have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security and availability of our solutions and related services and technical infrastructure to the satisfaction of our billers, partners and consumers. Any computer malware, viruses, computer hacking, intrusions, ransomware attacks, denial-of-service attacks, social engineering attacks, fraudulent use attempts, phishing attacks or other security breaches related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing billers and partners and attract new billers and partners.

In addition, the insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance. The successful assertion of one or more large claims against us that exceed available insurance coverage, the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, operating results, financial condition and reputation.

Any future litigation, investigations or similar matters, or adverse facts and developments related thereto, could adversely affect our business, operating results and financial condition.

We have in the past and may in the future become subject to legal proceedings, claims, investigations or similar matters that arise in the ordinary course of business, such as claims brought by our billers or their consumers in connection with commercial disputes, employment claims made by our current or former employees or claims regarding misappropriation of consumer data. Litigation, investigations or similar matters might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, operating results and financial condition. Insurance might not cover such matters, might not provide sufficient payments to cover all the costs to resolve one or more such matters and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our Class A common stock.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have prepared ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable billers or consumers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

Risks Related to Regulation

Payments and other financial services-related regulations and oversight are material to our business and any failure by us to comply could materially harm our business.

The local, state and federal laws, rules, regulations, licensing schemes and industry standards that govern our business, both directly and through our relationships with banks, card networks and other financial services partners, include, or may in the future include, those relating to payments services, such as payment processing and settlement services, anti-money laundering, combating terrorist financing, escheatment, international sanctions regimes and compliance with the PCI-DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. We do not directly collect or store payment card information; instead, we rely on a third-party payment processor to do so. These laws, rules, regulations, licensing schemes and standards are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, self-regulatory organizations and numerous state and local agencies. Currently, we do not possess any permits or licenses from financial regulators. We believe the licensing requirements of federal and state agencies that regulate or monitor banks or other types of providers of electronic commerce services do not apply to us. While our business itself is not currently subject to financial services-related regulation, and we have received confirmation from multiple state regulators that we are not required to obtain money transmitter licenses in those states, the banks, payment networks and card networks that we partner with operate in a highly regulated landscape and there is a risk that those regulations could become directly applicable to us. As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes and standards governing our business will expand as well. In addition, as our business and products continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing schemes and standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes or standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

In the future, as a result of the regulations that are or may become applicable to our business, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions or be required to obtain additional licenses, certifications or regulatory approvals. There can be no assurance that we will be able to successfully implement changes to our business practices or obtain or maintain any such licenses, certifications or regulatory approvals, and, even if we were able to do so, there could be substantial costs and potential product changes involved in obtaining, maintaining and renewing such licenses, certifications and approvals, which could have a material and adverse effect on our business. In addition, we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance or other requirements of such licenses, certifications or approvals. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our products or services, require significant and costly operational changes or prevent us from providing our products or services in any given market.

We are required to comply with payment network operating rules and changes to such rules or payment network fees could harm our business.

Payment networks, such as Visa, Mastercard, American Express, NACHA and INTERAC, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including PCI-DSS, govern a variety of areas, including how consumers may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Participants are subject to audits by the payment networks to ensure compliance with applicable rules and standards.

We are required to comply with card network operating rules and have agreed to reimburse our service providers for any fines they are assessed by payment networks as a result of any rule violations by us. We may also be directly liable to the payment networks for rule violations. The payment networks set and interpret the card operating rules. The payment networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. For example, changes in the payment network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, operating results and financial condition. As a result of any violations of rules or new rules being implemented, the networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards, existing billers, partners or other third parties may cease using or referring our services, prospective billers, partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs, and the networks could refuse to allow us to process payments through their networks. Any of the foregoing could materially adversely impact our business, operating results and financial condition.

From time to time, these networks increase the fees that they charge payment processors. We could attempt to pass these increases along to our billers, but this strategy might result in the loss of billers to competing solutions. If competitive practices prevent us from passing along the higher fees to our billers in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings. In addition, regulators are subjecting interchange and other fees to increased scrutiny, and new regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins and higher rates of biller attrition and negatively affect our business, operating results and financial condition. As a result of any increased fees, such payments could become prohibitively expensive for us or for our billers.

We are subject to U.S. and foreign governmental laws, regulations, rules, standards, policies, contractual obligations and other legal obligations, particularly those related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, increased costs or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the market price of our Class A common stock.

Our billers and consumers store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, handle, transmit, use and otherwise process personal and business information and other data from and about actual and prospective billers, as well as our employees and service providers. As a result, we and our handling of data are subject to a variety of laws, rules and regulations relating to privacy, data protection and information security, including regulation by various governmental authorities, such as the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. Our data handling and processing activities are also subject to contractual obligations and industry standard requirements. The legislative and regulatory landscapes for privacy, data protection and information security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws or regulations could result in litigation, enforcement actions, damages, fines, penalties or adverse publicity and reputational damage, any of which could have a material adverse effect on our business, operating results and financial condition.

The U.S. federal and various state and foreign governments have also adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the security, collection, processing, storage, use, disclosure and other processing of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state and local laws relating to privacy and data security. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal data. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than international, federal, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, in June 2018, California enacted the California Consumer Privacy Act, or the CCPA, which became operative on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, including the right to access and delete certain personal information, as well as the right to opt-out of certain sales of personal information, and provides for civil penalties for violations and a private right of action for data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, was passed in November 2020. Effective beginning on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The interpretation and enforcement of the CCPA and many aspects of the CPRA remain unclear, and the effects of the CCPA and the CPRA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and sanctions and litigation.

Certain other state laws impose similar privacy obligations, and all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. For example, the CCPA has prompted the enactment of several new state laws or amendments of existing state laws, such as in New York and Nevada. These laws could mark the beginning of a trend toward more stringent privacy legislation in other U.S. states and have prompted a number of proposals for new federal and state-level privacy legislation. This legislation, if passed, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

In addition, several foreign countries and governmental bodies, including the European Union, or EU, have established their own laws, rules and regulations addressing privacy, data protection and information security with regard to the handling and processing of sensitive and personal data obtained from their residents with which we or our billers or partners may need to comply. These laws and regulations are in certain cases more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, IP addresses. The EU’s privacy, data protection and information security landscapes are currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the General Data Protection Regulation, or GDPR, which went into effect in May 2018, contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs by companies and significantly increases the level of sanctions for non-compliance as compared to previous EU data protection law. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Being subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot assure you that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face the risk of liability under the GDPR. The laws and regulations relating to privacy, data protection and information security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

We are also subject to certain obligations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, as well as certain state laws and related contractual obligations. HIPAA imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses, as well as on business associates, like us, that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The scope and interpretation of the laws and regulations relating to privacy, data protection and information security that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices, solutions or platform capabilities. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. As a result of the laws that are or may be applicable to us, and due to the sensitive nature of the information we collect, we have implemented policies and procedures to preserve and protect our data and our platform users’ data against loss, misuse, corruption, misappropriation caused by systems failures or unauthorized access. If our policies, procedures or measures relating to privacy, data protection, information security or the processing of data for marketing purposes or consumer communications fail to comply with laws, regulations, policies, legal obligations or industry standards, we may be subject to governmental enforcement actions, litigation, regulatory investigations, fines, penalties and negative publicity, and could cause our application providers, billers and partners to lose trust in us, and have an adverse effect on our business, operating results and financial condition.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy, data protection and information security laws, regulations, rules and other standards are still uncertain, it is possible that these laws, rules, regulations and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business.

Further, any failure or perceived failure by us, or any third parties with which we do business, to comply with laws, regulations, policies (including our publicly posted privacy policies), procedures, measures, legal or contractual obligations, industry standards or regulatory guidance relating to privacy, data protection or information security may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our billers and partners to lose trust in us, which could have an adverse effect on our reputation, business, operating results and financial condition. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, information security, marketing and consumer communications, and we cannot predict the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations may be inconsistent among jurisdictions and may conflict with our current or future practices, which could impair our ability to develop and market new functionality and maintain and grow our biller base and increase revenue. Additionally, our billers or partners may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Future restrictions on the collection, use, processing, storage, sharing or disclosure of various types of data, including financial information and other personal data, or additional requirements for express or implied consent of our billers, partners or consumers for the collection, use, processing, storage, sharing and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments.

If we are not able to comply with these laws or regulations, or if we become liable under these laws or regulations, we could be directly harmed, including through fines and litigation, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, operating results and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise adversely affect the growth of our business. Furthermore, any costs incurred as a result of this potential liability could harm our operating results.

Our and our billers’ and partners’ communications with existing and potential consumers are subject to laws regulating telephone and email marketing practices, and our or their failure to comply with such communications laws could adversely affect our business, operating results and financial condition and significantly harm our reputation.

Our platform enables our billers and partners to communicate directly with their consumers, including via email, text messages and telephone calls. Our platform also enables recording and monitoring of calls between our billers and partners and their consumers for training and quality assurance purposes. On occasion we also send communications directly to consumers. These activities are subject to a variety of U.S. state and federal laws, rules and regulations, such as the Telephone Consumer Protection Act of 1991, or the TCPA, the CAN-SPAM Act of 2003, or the CAN-SPAM Act, and others related to telemarketing, recording and monitoring of communications. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. The TCPA, the CAN-SPAM Act and other communications laws, rules and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. We and our billers and partners may be required to comply with these and similar laws, rules and regulations. To comply with these laws, rules and regulations, in some cases we rely on our billers and partners to obtain legally required consents from their consumers to receive communications sent using our platform. We cannot, however, be certain that our or their efforts to comply will always be successful. Our business could be adversely affected by changes to the application or interpretation of existing laws, rules and regulations governing our platform’s communication capabilities, or the enactment of new laws, rules and regulations, and by our and our billers’ and partners’ failure to comply with such laws, rules and regulations in using our platform. If any of these laws, rules or regulations were to significantly restrict our or our billers’ or partners’ ability to use our platform to communicate with existing and potential consumers, we may not be able to develop adequate alternative communication modules for our platform. Further, our or our billers’ or partners’ non-compliance with these laws, rules and regulations could result in significant financial penalties, litigation, including class action litigation, consent decrees and injunctions, adverse publicity and other negative consequences, any of which could adversely affect our business, operating results and financial condition and significantly harm our reputation.

If we fail to comply with extensive, complex, overlapping and frequently changing rules, regulations and legal interpretations, our business could be materially harmed.

Our success and increased visibility, and that of the electronic and online billing and payments sector more generally, may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to our business. We are subject to a wide variety of local, state, federal and international laws, rules, regulations, licensing schemes and industry standards in the United States and in other countries in which we operate. These laws, rules, regulations, licensing schemes and standards govern numerous areas that are important to our business. In addition to the payments and financial services-related regulations, and the privacy, data protection and information security-related laws described elsewhere in this prospectus, our business is also subject to, without limitation, rules and regulations applicable to securities, labor and employment, immigration, competition and marketing and communications practices. Laws, rules, regulations, licensing schemes and standards applicable to our business are subject to change and evolving interpretations and application, including by means of legislative changes and executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products and services and increase our cost of doing business.

There can be no assurance that our employees or contractors will not violate laws, rules, regulations, licensing schemes and industry standards. Any failure or perceived failure by us or our employees or contractors to comply with existing or new laws, rules, regulations, licensing schemes, industry standards or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, regulations, standards or orders), may, among other things:

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subject us to significant fines, penalties, criminal and civil lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations and enforcement actions in one or more jurisdictions levied by federal, state, local or foreign regulators, state attorneys general and private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state and local laws;

•	result in additional compliance and licensure requirements;
•	increase regulatory scrutiny of our business;
•	restrict our operations, product features, quality and breadth and depth of functionality; and
•	force us to change our business practices or compliance program, make product or operational changes or delay planned product launches or improvements.

The complexity of U.S. federal and state regulatory and enforcement regimes, coupled with the current and potential future scope of our international operations and the evolving regulatory environment, could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brand and business, cause us to lose existing billers and partners, prevent us from obtaining new billers and partners, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, expose us to legal risk and potential liability, and adversely affect our business, operating results and financial condition.

We identified material weaknesses in our internal control over financial reporting in connection with the preparation and audit of our financial statements for the fiscal years ended December 31, 2019 and 2020, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses, identify additional material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Though we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. If our internal control over financial reporting is not effective, management’s report and our independent registered public accounting firm’s report would be adverse.

In connection with the preparation and audit of our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) Internal Control—Integrated Framework (2013). These material weaknesses are as follows:

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We lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters, including accounting for capitalized internal-use software development costs, identification of reporting units, translation of foreign currency in consolidation, accounting for deferred compensation, calculation of earnings per share and classification of accounts in the financial statements. Additionally, we did not design and maintain effective controls over verifying the appropriate review and approval of journal entries.

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We did not design and maintain effective controls relevant to the preparation of our financial statements with respect to certain information technology, or IT, general controls for information systems. Specifically, we did not design and maintain (1) program change management controls to ensure that IT program and data changes affecting certain IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (2) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel.

These material weaknesses resulted in misstatements related to capitalized internal-use software development costs, accumulated other comprehensive income, cost of revenue, sales and marketing expenses, research and development expenses, general and administrative expenses, income tax expense, the disclosure of deferred compensation, the classification of revenue, sales and marketing expenses, research and development expenses and general and administrative expenses, the calculation of earnings per share and the disclosure of revenue by geography as of and for the year ended December 31, 2019, which resulted in the restatement of the 2019 consolidated financial statements and a classification adjustment that was recorded to revenue and sales and marketing expenses in the 2020 consolidated financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

As of the date of this prospectus we have begun implementing a plan to remediate the material weaknesses described above. In 2020, we implemented a new general ledger accounting system, including the design of permissions within that system which allow for effective restricted access and segregation of duties to govern the preparation and review of journal entries. Additional remediation measures are ongoing and include the following:

•	enhancing and documenting management review controls over the review of journal entries and the identification and review of complex transactions;
•	continuing to hire additional personnel with public company experience for our accounting and finance function, in addition to our new chief financial officer; and
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designing and implementing comprehensive access control protocols for our relevant IT applications to enforce restricted user and privileged access and implementing controls to review the activities for those users who have privileged access.

While we believe these efforts will remediate the material weaknesses, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion, or at all. We cannot assure you that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to the identified material weaknesses in internal control over financial reporting or that the measures will prevent or avoid future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods required under SEC rules, could be adversely affected. This may in turn adversely affect our reputation and business and the market price of our Class A common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our Class A common stock and diversion of financial and management resources from the operation of our business.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. To address these challenges, we recently expanded our finance and accounting teams. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, due to ambiguities related to their application and practice or for other reasons, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and our financial resources, and seriously harm our business.

We are subject to laws and regulations regarding export control, import, economic and trade sanctions, anti-money laundering and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

We plan to expand internationally and will thus become subject to additional laws and regulations for which we will need to implement new regulatory compliance controls. In some cases, our products are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including U.S. economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, or OFAC, which we collectively refer to as trade controls. As such, a license may be required to export or re-export our products, or provide related services, to certain countries and billers. Further, our products incorporating encryption functionality may be subject to special controls applying to encryption items or certain reporting requirements. The process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities.

We have procedures in place designed to ensure our compliance with trade controls, with which failure to comply could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges and reputational harm. For example, we have processes in place to comply with the OFAC regulations as well as similar requirements in other jurisdictions. As part of our compliance efforts, we scan our billers against OFAC and other watchlists. If our platform is accessed from a sanctioned country in violation of trade and economic sanctions, we could be subject to fines or other enforcement action. Although we have no knowledge that our activities have resulted in violations of trade controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit billers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent billers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential billers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, operating results and financial condition.

We are also subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. There has been increased scrutiny in the United States and globally regarding compliance with these laws and regulations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our billers.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the FCPA, U.S. domestic bribery laws and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although we currently only maintain operations in the United States, Canada and India, as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. Our operations are dependent in part upon transmission bandwidth provided by third-party network providers and access to co-location facilities to house our servers, which in some countries may be state owned. Similarly, some of our billers may be state-owned, in each case exposing us to potential risks. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results and financial condition could be materially harmed.

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;
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changes in tax laws, tax treaties and regulations or the interpretation thereof, including the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act and the Emergency Coronavirus Relief Act;

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changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations or administrative appeals; and
•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Risks Related to Our Technology and Intellectual Property

If we are unable to ensure that our platform interoperates with a variety of software suites, applications and other technologies that are developed by others, including our partners, or if there are performance issues with such third-party systems, our solutions will not operate effectively, we may become less competitive and our business, operating results and financial condition may be harmed.

Our platform must integrate with a variety of software suites, applications and other technologies that are developed by third parties, and we need to continuously modify and enhance our platform to adapt to changes in such software and other technologies. In particular, we have developed our platform to be able to easily integrate with key third-party applications of our software partners. We are typically subject to standard terms and conditions of providers of software or other technology, which govern the distribution and operation of such software and other technologies and are subject to change by such providers from time to time. Our business will be harmed if any provider of such software or other technologies:

•	discontinues or limits our access to its software or other technologies;
•	modifies its terms of service or other legal terms or policies, including fees charged to, or other restrictions on us;
•	changes how information is accessed by us or our billers or partners or their consumers;
•	has performance or other problems that affect the perception of our platform, products or services;
•	establishes exclusive or more favorable relationships with one or more of our competitors; or
•	develops or otherwise favors its own competitive offerings over our platform or products.

For example, to deliver a comprehensive solution, our platform integrates with offerings of popular software providers, including Oracle and SAP, through APIs made available by these software providers. If any providers of software or other technologies change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our platform and harm our business, operating results and financial condition.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties as they continue to develop or emerge in the future, or we may not be able to make such modifications in a timely and cost-effective manner. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party software suites, applications and other technologies in the future, our business, results of operations and financial condition would be harmed.

Furthermore, the functionality of our platform also depends on our and our partners’ ability to integrate our platform with their offerings. These partners periodically update and change their systems, and although we have been able to adapt our platform to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future or in a way such that our billers or partners or their consumers are satisfied with the quality of work performed by us or with the technical support services rendered. In particular, if we are unable to adapt to the needs of our partners’ platforms, software and solutions, our billers’ and partners’ operations may be disrupted, which could result in disputes with our billers or partners or their consumers or other third parties and additional costs to address the situation. Additionally, our billers and partners may terminate their relationship with us and we may lose access to large numbers of consumers and biller referrals as a result.

Any negative publicity related to our solutions, regardless of its accuracy or whether the ultimate cause of any poor performance actually results from our platform, or from the systems of our billers, partners or consumers, may adversely affect our reputation, business, operating results and financial condition.

Interruptions or delays in the services provided by our third-party data centers or internet service providers could impair the delivery of our platform. Any changes in the systems that these providers make available to us that degrade the functionality of our platform, impose additional costs or requirements on us, or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services.

Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse events. The owners and operators of our current and future hosting facilities do not guarantee that our billers’ or partners’ or their consumers’ access to our solutions will be uninterrupted, error-free or secure. We or our third-party service providers may experience website disruptions, outages and other performance problems. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience service interruptions or delays in the future. We depend on our third-party service providers to protect their infrastructure against damage, interruption and other performance problems, maintain their respective configuration, architecture and interconnection specifications and protect information stored by such providers, as well as on internet service providers to transmit data. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use.

Although we have disaster recovery plans that use multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized entry or intrusion, sabotage, criminal acts, intentional acts of vandalism and other misconduct, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, infrastructure changes, human or software errors, fraud, spikes in biller, partner or consumer usage and denial of service issues, hardware failures, improper operation, data loss, compromise or corruption, cybersecurity attacks, wars, hurricanes, tornadoes and other similar events beyond our control could negatively affect our platform. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any prolonged service disruption affecting our platform for any of the foregoing reasons could result in lengthy interruptions in the delivery of our platform, products or services, cause system interruptions, prevent our billers, partners or consumers from accessing their accounts online, damage our reputation with current and potential billers, partners or consumers, expose us to liability, cause us to lose billers, partners or consumers, cause the loss of critical data, prevent us from supporting our platform, products or services, result in regulatory investigations, enforcement actions and litigation or cause us to incur additional expense in investigating, remediating and responding to these disruptions and arranging for new facilities and support or otherwise harm our business.

Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our billers, partners or consumers, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business.

Our platform is accessed by many billers, partners and consumers, often at the same time. As we continue to expand the number of our billers, partners and consumers, and products available through our platform, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

We also depend on third-party internet-hosting providers and continuous and uninterrupted access to the internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses, ransomware, denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions’ reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, operating results and financial condition.

Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our platform, products or services could materially harm our reputation and business. Frequent or persistent interruptions in accessing our platform, products and services could cause billers, partners or consumers to believe that our platform, products and services are unreliable, leading them to switch to our competitors or to avoid our platform, products and services, and could permanently harm our reputation and business.

Additionally, as our billers and partners and their consumers may use our platform for critical transactions, any errors, defects or other infrastructure problems could result in damage to such billers’, partners’ or consumers’ businesses. These billers, partners and consumers could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend. Any of the foregoing could have a material adverse effect on our business, operating results and financial condition.

We may experience software and technology defects, undetected errors, development delays or other performance problems in our software and other technology used as part of our platform, which could damage biller and partner relations, harm our reputation, result in significant costs to us, decrease our potential profitability and expose us to substantial liability.

Our software and other technology used as part of our platform may contain undetected errors, viruses or defects when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our solutions. Any performance problems or defects in our solutions could materially and adversely affect our business, operating results and financial conditions. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, adversely affect our billers’ or partners’ businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions. In addition, if we have any such errors, defects or other performance problems, our billers or partners could seek to terminate, or elect not to renew, their contracts with us, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, operating results and financial condition. Additionally, our software uses open-source software and any defects or security vulnerabilities in such open-source software could materially and adversely affect our business, operating results and financial condition. In addition, we rely on technologies and software supplied by third parties that may also contain undetected errors, viruses or defects. Software defects and errors or delays in electronic bill presentment or our facilitation of payment processing could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential billers, partners and consumers, harm to our reputation and exposure to liability claims, any of which could result in a material adverse effect on our business, operating results and financial condition.

We use open source software in our platform and products, which may pose particular risks to our proprietary software in a manner that could subject us to litigation or other actions, negatively affect our ability to sell our products or otherwise adversely affect our business, operating results and financial condition.

Our platform incorporates software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate open source software in our products and platform in the future. Some open source licenses contain requirements that those who distribute open source software as part of their own software product also make publicly available all or part of the source code for modifications or derivative works created based on the type of open source software they use, or grant other licenses to their intellectual property on unfavorable terms or at no cost, and we may be subject to such requirements.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide, or distribute our platform, products or services related to, the open source software subject to those licenses. In addition, the public availability of such software may make it easier for others to compromise our platform. Although we generally monitor our use of open source software to avoid subjecting our platform to conditions we do not intend and to try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform, products and services will be effective. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. Likewise, we could become subject to lawsuits and face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services. Litigation could be costly for us to defend, have a negative effect on our business, operating results and financial condition or require us to devote additional research and development resources to change our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform (which could involve substantial time and resources), to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

In addition to risks related to complying with applicable license requirements, a release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Furthermore, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could materially and adversely affect our business, operating results and financial condition.

If we fail to adequately obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property and proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual provisions with our employees, independent contractors, consultants and third parties with whom we have relationships to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate, may not afford complete protection and may not adequately permit us to gain or keep any competitive advantage or otherwise fail to prevent unauthorized use or disclosure of our confidential information, intellectual property or technology, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology.

Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. Although we have been issued patents in the United States and Canada and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or obtain the coverage originally sought. In addition, any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology or file suit against us. Any of our patents, trademarks or other intellectual property rights may lapse, be abandoned, be challenged or circumvented by others or invalidated through administrative process or litigation. We also may allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Despite our efforts to protect our intellectual property and proprietary rights, there can be no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, designing around our patents, adopting trade names or domain names similar to ours, competing with our business or attempting to copy aspects of our technology and using information that we consider proprietary, thereby impeding our ability to promote our platform and possibly leading to biller or consumer confusion. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

We cannot guarantee that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties. Further, no assurance can be given that our agreements will be effective in controlling access to and distribution of our products and proprietary information, and they do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products, technology, systems, methods, processes, intellectual property and other information that we regard as proprietary to create products and services that compete with ours. We cannot be certain that we will be able to prevent unauthorized use of our products, technology, systems, methods and processes or infringement, misappropriation or other violation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our competitive position and materially and adversely affect our business, operating results and financial condition.

In addition to registered intellectual property rights such as issued patents and trademark registrations, we rely on non-registered proprietary information and technology, such as copyrights, trade secrets, confidential information, know-how and technical information. In order to protect our proprietary information and technology, we rely in part on confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which place restrictions on the employees’ and contractors’ use and disclosure of this intellectual property. However, these agreements may not be self-executing, sufficient in scope or enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. We cannot guarantee that we have entered into such agreements with each person or entity that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our technology and processes. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property but who are not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, these agreements may be insufficient or breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. We may not be able to obtain adequate remedies for such breaches. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality.

Effective patent, copyright, trademark, service mark, trade secret and domain name protection is time-consuming and expensive. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, copyright, trademark, service mark, trade secret and domain name protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Moreover, our failure to develop and properly manage and protect new intellectual property could hurt our market position and business opportunities. Furthermore, changes to U.S. or foreign intellectual property laws and regulations may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain patent protection, including for some of our unique business methods. We may be unable to obtain trademark protection for our products and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. We do not and may not own registered trademarks for all trademarks and logos used in our business in the jurisdictions in which we operate or may operate in the future. In addition, our trademarks may be contested or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. Further, we have and may in the future employ individuals who previously were employed by our competitors, and, as a result, those competitors may bring claims against such individuals or us alleging their intellectual property rights have been infringed, misappropriated or otherwise violated. If we are unable to cost-effectively protect our intellectual property rights, our business would be harmed. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively and our growth prospects would be adversely affected.

We and our billers and partners and their consumers and other third parties that use our platform obtain, provide and process a large amount of sensitive and personal data. Any real or perceived improper or unauthorized use of, disclosure of or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, operating results and financial condition.

We and our billers and partners and their consumers and the third-party vendors and data centers that we use obtain, provide and process large amounts of sensitive and personal data, including data provided by and related to consumers and their transactions, as well as other data of the counterparties to their payments. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Cybersecurity threats and attacks, privacy and security breaches, insider threats or other incidents and malicious internet-based activity continue to increase generally, evolve in nature and become more sophisticated, and providers of cloud-based services have frequently been targeted by such attacks, particularly in the financial technology sector. These cybersecurity challenges, including threats to our own IT infrastructure or those of our billers or partners or their consumers or third-party service providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, biller employee fraud, account takeover, check fraud or cybersecurity attacks, to “mega breaches” targeted against cloud-based services and other hosted software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions and impair our ability to provide our solutions and meet our billers’ or partners’ or their consumers’ requirements, or cause production downtimes and compromised data. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our biller base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our billers’ or partners’ or their consumers’ sensitive and personal data. Information security risks for technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties as well as nation-state and nation-state-supported actors. Additionally, geopolitical events and resulting government activity could lead to information security threats and attacks by affected jurisdictions and their sympathizers. Because of our position in the financial services industry, we believe that we are likely to continue to be a target of such threats and attacks.

We have administrative, technical and physical security measures in place, and we have policies and procedures in place to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy, data protection and information security measures. However, if our privacy protection, data protection or information security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive and personal data, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of sensitive and personal data by large institutions suggest that the risk of such events is significant, even if privacy, data protection and information security measures are implemented and enforced. If sensitive and personal data is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, and may incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties.

In addition, because we leverage third-party service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our billers, partners or consumers and their clients, we rely heavily on the data security technology practices and policies adopted by these third-party service providers. Such third-party service providers have access to sensitive and personal data and other data about our billers, partners and employees, as well as consumers using our products and services to pay the bills of our billers, and some of these providers in turn subcontract with other third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our third-party service providers’ software or systems have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems or the systems of third parties that support us and our services. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Techniques used to sabotage or obtain unauthorized access to systems are constantly evolving and our third-party service providers may face difficulties or delays in identifying breaches and compromises, and notifying us of any such breaches and compromises. This could cause us to face delays in responding to any such breach or compromise and providing any required notifications to consumers or other third parties.

In addition, our financial institution strategic partners conduct regular audits of our cybersecurity program, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business would be adversely affected. Under our terms of service and our contracts with strategic partners, if there is a breach of payment information that we store, we could be liable to the partner for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our platform. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing billers, partners and consumers, prevent us from obtaining new billers, partners and consumers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, indemnity obligations, damages for contract breach or penalties for violation of security obligations and costs associated with remediation, such as fraud monitoring and forensics, all of which could divert resources and attention of our management and key personnel away from our business operations and materially and adversely affect our business, operating results and financial condition. Any actual or perceived security breach at a third-party service provider providing services to us or our billers, partners or consumers could have similar effects. Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our partners and service providers. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such information security incidents or protecting sensitive and personal data that they obtain and process on our behalf.

Federal, state and international regulations may require us or our billers or partners to notify governmental entities and individuals of data security incidents involving certain types of personal and sensitive data or information technology systems. Security compromises experienced by others in our industry, our billers or partners or their consumers, our third-party service providers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode consumer, biller or partner confidence in the effectiveness of our security measures, negatively impact our ability to attract new billers, partners and consumers, cause existing billers, partners and consumers to elect not to renew or expand their use of our platform, services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, operating results and financial condition.

In addition, some of our billers and partners contractually require notification of data security compromises and include representations and warranties in their contracts with us that our platform, products and services comply with certain legal and technical standards related to data security and privacy and meet certain service levels. In our contracts, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a biller’s or partner’s right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent billers or partners from potentially terminating their contracts with us. Furthermore, although our contracts typically include limitations on our potential liability, we cannot ensure that such limitations of liability would be adequate or apply to data security compromises.

While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, reputation, operating results and financial condition.

We may in the future become subject to or initiate intellectual property disputes, which are costly and time-consuming to defend against or pursue, and may subject us to significant liability and increased costs of doing business.

We may in the future become subject to and involved in lawsuits, disputes, legal proceedings or claims to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that particular intellectual property-related claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, lawsuits, with or without merit, are time-consuming and expensive to resolve and they divert management’s time and attention and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results or financial condition.

The software industry is characterized by the existence of many patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. We could also face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our brand names. Any claims related to our intellectual property or biller or consumer confusion related to our marketplace could damage our reputation and adversely affect our growth prospects. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party’s intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete.

We also are, and may in the future become, contractually obligated to indemnify our billers and partners in the event of infringement, misappropriation or other violation of a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend and damaging to our reputation and brand.

Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties.

Much of our business and our platform rely on key technologies developed or licensed by third parties. These third-party software components may become obsolete, defective or incompatible with future versions of our services, relationships with the third-party licensors or technology providers may deteriorate, or our agreements with the third-party licensors or technology providers may expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our platform, products and services to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from or otherwise made available to us by third parties on a non-exclusive basis in our products or services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

We believe we have all the necessary licenses and other grants of rights from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses or other grants of rights on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license or other grant of rights, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to or otherwise made available to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights could adversely impact our business, financial position, results of operations and liquidity.

Risks Related to Our Class A Common Stock and this Offering

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock was determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	the continued impact of the COVID-19 pandemic, including but not limited to market volatility and economic disruption caused by the pandemic;
•	actual or anticipated fluctuations in our operating results;
•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•

whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of AKKR and our founder and chief executive officer;

•

additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;
•	price and volume fluctuations in the overall stock market, including as a result of trends in trading patterns or the economy as a whole;
•	lawsuits, claims or investigations threatened, filed or initiated against us;
•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many other technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “PAY.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

Further, one or more funds advised by Capital World Investors and one or more funds managed by Franklin Advisers, Inc. have, severally but not jointly, indicated an interest in purchasing up to an aggregate of $30 million each ($60 million in the aggregate) in shares of our Class A common stock being offered in this offering at the initial public offering price. As these indications of interest are not binding agreements or commitments to purchase, one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. may determine to purchase more, fewer or no shares in this offering or the underwriters may determine to sell more, fewer or no shares to one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. If one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. is allocated all or a portion of the shares in which it has indicated an interest in this offering, and purchases any such shares, such purchase could further reduce the available “public float” of our Class A common stock if such entities hold these shares long term.

Future sales of shares by existing stockholders, or the perception that such sales could occur, could cause our stock price to decline.

If our existing stockholders, including AKKR and employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, or if there is a perception that such sales could occur, the market price of our Class A common stock could decline. Based on shares outstanding as of March 31, 2021, upon the completion of this offering and the concurrent private placement, we will have outstanding a total of 12,380,950 shares of Class A common stock and 103,479,239 shares of Class B common stock. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and other holders of substantially all our outstanding equity securities, including the concurrent private placement purchasers, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer such securities for a period of 180 days after the date of this prospectus. However, such restrictions may be waived before the lock-up agreements expire with the prior written consent of at least two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., in their sole discretion, provided that in all cases either Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC agrees to such waiver.

After the lock-up agreements expire, the remaining 105,860,189 shares outstanding as of March 31, 2021 (assuming the closing of the concurrent private placement) will become eligible for sale in the public market, of which 105,578,657 shares are held by AKKR and our directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Further, following the closing of this offering, AKKR will have rights, subject to certain conditions, to require us to file registration statements for the public resale of its shares of our Class A common stock or to include such shares in registration statements that we may file. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause the market price of our Class A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, 7,566,155 shares of Class B common stock were subject to outstanding stock options as of March 31, 2021 and up to 509,370 shares of Class A common stock may be issuable pursuant to the JPM warrant agreement. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock and Class B common stock subject to stock options outstanding and reserved for issuance under our 2012 Plan and 2021 Plan. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline.

The dual class structure of our common stock and the stockholders agreement that we have entered into in connection with this offering will have the effect of concentrating voting control with AKKR and our founder and chief executive officer, which will limit or preclude your ability to influence corporate matters for the foreseeable future and may depress the market price of our Class A common stock.

Our Class B common stock will have ten votes per share and our Class A common stock, which is the stock we are offering in this offering, will have one vote per share. Stockholders that beneficially own shares of Class B common stock, including AKKR and our founder and chief executive officer, will together control approximately 98.9% of the voting power of our outstanding common stock following this offering and the concurrent private placement. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A common stock and Class B common stock, including the election of directors, amendments of our organizational documents, compensation matters and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Further, the stockholders agreement we have entered into with AKKR in connection with this offering provides that, for so long as AKKR or certain of its permitted transferees hold more of our outstanding common stock than Mr. Sharma and certain of his affiliates, AKKR will have the right to nominate (x) five directors to our board of directors for so long as AKKR beneficially owns at least 10% of our outstanding common stock and (y) two directors to our board of directors for so long as AKKR beneficially owns at least 5% but less than 10% of our outstanding common stock. Moreover, after such time as AKKR ceases to hold more of our outstanding common stock than Mr. Sharma and certain of his affiliates, AKKR will continue to have the right to nominate two directors to our board of directors until such time as AKKR ceases to beneficially own at least 5% of our outstanding common stock. See the sections titled “Management—Board of Directors” and “Description of Capital Stock—Stockholders Agreement” for additional information.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers to affiliates, members or partners of AKKR and transfers for estate planning purposes so long as the transferring holder retains exclusive voting and dispositive power with respect to the shares transferred. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. For a description of our dual class structure and the automatic conversion features of our Class B common stock, see the sections titled “Description of Capital Stock—Common Stock—Voting Rights” and “—Conversion.”

In addition, certain index providers have implemented restrictions on including companies with multiple-class share structures in certain of their indices. The FTSE Russell requires new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones does not admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. The dual class structure of our common stock will make us ineligible for inclusion in these indices and we cannot assure you that other stock indices will not take similar actions. It is unclear what effect, if any, these policies have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Further, given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices will likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

AKKR controls us and its interests may conflict with ours or yours in the future.

Immediately following this offering and the concurrent private placement, AKKR will control approximately 79.5% of the voting power of our common stock. As a result, AKKR will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws, and the entering into extraordinary transactions, and the interests of AKKR may not in all cases be aligned with our or your interests.

AKKR may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you. For example, AKKR could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Moreover, AKKR will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

So long as AKKR continues to beneficially own a sufficient number of shares of Class B common stock, even if it beneficially owns significantly less than 50% of the shares of our outstanding common stock, it will continue to be able to effectively control our decisions. For example, if our Class B common stock amounted to 15% of our outstanding common stock, beneficial owners of our Class B common stock (including AKKR), would collectively control approximately 64% of the voting power of our common stock. Moreover, AKKR will continue to have the right to nominate directors to our board of directors under our stockholders agreement for so long as AKKR beneficially owns at least 5% of our outstanding common stock.

Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, AKKR or its affiliates, which could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive corporate opportunities are allocated by AKKR to itself, its affiliates or third parties instead of to us.

AKKR, our controlling stockholder, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that would be complementary to our business if we acquired them. Our certificate of incorporation that will be in effect on the completion of this offering will provide that, to the fullest extent permitted by law, none of AKKR or its affiliates, or any of their respective directors, partners, principals, officers, members, managers or employees, including any of the foregoing who serve as our officers or directors (all of whom we refer to as the “Exempted Persons”), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our affiliates. In addition, to the fullest extent permitted by law, in the event that any Exempted Person is presented with a business opportunity, even if the opportunity is one that we or our affiliates might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, such Exempted Person will have no duty to communicate or offer such business opportunity to us or any of our affiliates. No Exempted Person will be liable to us, any of our affiliates or our stockholders for breach of any fiduciary or other duty, solely by reason of the fact that any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or any of our affiliates. These provisions could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive business opportunities are allocated by AKKR or another Exempted Person to itself, its affiliates or third parties instead of to us. See the section titled “Description of Capital Stock—Conflicts of Interest.”

We may invest or spend the proceeds from this offering and the concurrent private placement in ways with which you may not agree or in ways that may not yield a return.

We intend to use approximately $57.4 million of the net proceeds from this offering to redeem all of our issued and outstanding shares of Series A preferred stock (including accrued dividends), substantially all of which are held by AKKR and our founder and chief executive officer. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our Class A common stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the market price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Class A common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	presentation of only two years of audited financial statements and related financial disclosure;
•	exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•	exemption from compliance with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•	reduced disclosure about our executive compensation arrangements; and
•	exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have at least $1.07 billion in annual revenue;
•	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•	the last day of the fiscal year during which the fifth anniversary of the completion of this offering occurs.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for New York Stock Exchange-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

After completion of this offering and the concurrent private placement, AKKR will continue to control a majority of the voting power of our outstanding common stock. Because we qualify as a “controlled company” under the corporate governance rules for New York Stock Exchange-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have an independent compensation committee or an independent nominating function. In light of our status as a controlled company, in the future we could elect not to have a majority of our board of directors be independent or not to have an independent compensation committee or nominating and corporate governance committee. Accordingly, should the interests of our management and AKKR differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for New York Stock Exchange-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent outstanding options to purchase shares of our Class B common stock are exercised or options or other equity-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of our Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the market price of our Class A common stock and further dilute their ownership interest.

As of March 31, 2021, there were 7,566,155 shares of Class B common stock subject to outstanding options. In connection with this offering, all of the shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

In addition, upon the completion of this offering and the concurrent private placement, the holders of up to 105,578,657 shares of our Class B common stock, or certain permitted transferees, will be entitled to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their shares of Class B common stock, or to include such shares in registration statements that we may file, subject to certain conditions. If we register the offer and sale of shares for the holders of registration rights, those shares can be freely sold in the public market upon registration, subject to the restrictions of Rule 144 under the Securities Act in the case of our affiliates.

Anti-takeover provisions in our charter documents and under Washington law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.

In addition to AKKR controlling approximately 79.5% of the voting power of our common stock immediately following this offering and the concurrent private placement, our certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. Among other things, these provisions provide that:

•	we will have a dual class common stock structure, with differing voting rights;
•	the authorized number of directors may be changed only by resolution of the board of directors;
•	any vacancies on the board of directors and any newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	our board of directors will be divided into three classes, each of which will stand for election once every three years;
•	there will be no cumulative voting;
•	the board of directors may issue “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•	the board of directors may adopt, alter or repeal our bylaws;
•	the forum for certain litigation against us is restricted to Delaware; and
•

stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice.

Additional provisions will become effective on such date when AKKR and its affiliates cease to beneficially own in the aggregate, directly or indirectly, at least 50% of the voting power of our capital stock, which, among other things, provide that:

•	stockholders may not call special meetings of stockholders or act by written consent;
•	directors may only be removed from office for cause and with the affirmative vote of at least a majority of the voting power of our outstanding capital stock; and
•	amending certain provisions of our certificate of incorporation and bylaws will be subject to super-majority voting thresholds.

Moreover, our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, and prevents us from engaging in a business combination with certain interested stockholders (excluding AKKR, certain of its direct or indirect transferees and any group as to which AKKR is a party), including a person who owns 15% or more of our voting stock for a period of three years from the date such person acquired such common stock, unless approval from our board of directors or stockholders is obtained prior to the acquisition and subject to other exceptions.

In addition, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act, or WBCA, may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.”

Any provision of our certificate of incorporation or bylaws, or under Washington law, that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. For information regarding these and other provisions, see the section captioned “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation, Bylaws and Washington Law.”

Our bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•	our ability to effectively manage our growth and expand our operations;
•	our ability to further attract, retain and expand our biller, partner and consumer base;
•	our expectations regarding our revenue, expenses and other operating results;
•	the continued impact of the COVID-19 pandemic on our operating results, liquidity and financial condition and on our employees, billers, partners, consumers and other key stakeholders;
•	our market opportunity and anticipated trends in our business and industry;
•	our ability to remain competitive as we continue to scale our business;
•	our ability to develop new product features and enhance our platform;
•	our ability to hire and retain experienced and talented employees as we grow our business;
•	general economic conditions and their impact on consumer demand;
•	our future acquisitions or strategic investments in complementary companies, products or technologies;
•	our ability to maintain and enhance our brand;
•	our plan to expand into new channels and industry verticals across different markets;
•	our international expansion plans and ability to expand internationally; and
•	our anticipated use of the proceeds from this offering and the concurrent private placement.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on various third-party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. We have not independently verified the accuracy or completeness of the data contained in these third-party sources, industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications and reports.

The source of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	Aite Group, How Americans Pay Their Bills: Sizing Bill Pay Channels and Methods, 2020 Update (September 2020);
•	Katie Darden, U.S. Mobile Banking Survey, S&P Global Market Intelligence (July 2018);
•	Claire Greene and Joanna Stavins, Consumer Payment Choice for Bill Payments, Federal Reserve Bank of Boston Working Paper 20-9 (June 2020); and
•	The Nilson Report, Global Network Card Results in 2019 (June 2020).

The content of the foregoing sources, publications and reports, except to the extent specifically set forth in this prospectus, does not constitute part of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering and the concurrent private placement will be approximately $241.1 million (or approximately $270.3 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use approximately $57.4 million of the net proceeds from this offering to redeem all of our issued and outstanding shares of Series A preferred stock (including accrued dividends), substantially all of which are held by AKKR and our founder and chief executive officer. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

Because we expect to use the net proceeds from this offering and the concurrent private placement for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering and the concurrent private placement. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table summarizes our cash and cash equivalents, as well as our capitalization, as of March 31, 2021:

•	on an actual basis;
•

on a pro forma basis to give effect to (1) the filing of our amended and restated certificate of incorporation that will authorize the issuance of our Class A common stock and effect the reclassification of our outstanding common stock into Class B common stock, and (2) the retirement of all of our issued treasury stock; and

•

on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, (2) the issuance and sale by us of 12,380,950 shares of Class A common stock in this offering and the concurrent private placement at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the application of $57.4 million of the net proceeds from this offering to redeem all of our issued and outstanding shares of Series A preferred stock, including accrued dividends (of the $57.4 million of net proceeds to be used to redeem the outstanding shares of Series A preferred stock, $0.9 million is included in cash and cash equivalents (pro forma as adjusted) in respect of the dividends that have accrued or will accrue on these shares from April 1, 2021 through the estimated closing date of this offering, which is also the expected date of the redemption).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the sections titled “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$49,369	$49,369	$232,994
Stockholders’ equity:
Series A preferred stock, par value $0.01 per share, 50,000 shares authorized, 23,333 shares issued and 23,013 outstanding, actual; 50,000 shares authorized, 23,333 shares issued and 23,013 outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	$—	$—	$—
Preferred stock, par value $0.0001 per share, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.005 per share, 150,000,000 shares authorized, 104,785,651 shares issued and 103,479,239 outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	517	—	—
Class A common stock, par value $0.0001 per share, no shares authorized, issued or outstanding, actual; 883,950,000 shares authorized, no shares issued or outstanding, pro forma; 883,950,000 shares authorized, 12,380,950 shares issued and outstanding, pro forma as adjusted	—	—	2
Class B common stock, par value $0.0001 per share, no shares authorized, issued or outstanding, actual; 111,050,000 shares authorized, 103,479,239 shares issued and outstanding, pro forma; 111,050,000 shares authorized, 103,479,239 shares issued and outstanding, pro forma as adjusted	—	10	10
Treasury stock at cost, 320 shares of Series A preferred stock and 1,306,412 shares of common stock, actual; no shares of treasury stock, pro forma and pro forma as adjusted	(579)	—	—
Additional paid-in capital	30,551	30,479	214,102
Accumulated other comprehensive income	237	237	237
Retained earnings	58,685	58,685	58,685
Total stockholders’ equity	89,411	89,411	273,036
Total capitalization	$89,411	$89,411	$273,036

The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering and the concurrent private placement is based on 103,479,239 shares of our common stock outstanding as of March 31, 2021, and excludes:

•	7,566,155 shares of Class B common stock issuable upon the exercise of outstanding options as of March 31, 2021, with a weighted-average exercise price of $4.72 per share;

•

10,459,000 shares of Class A common stock reserved for future issuance under our 2021 Plan, which became effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

up to 509,370 shares of Class A common stock underlying warrants issuable pursuant to the JPM warrant agreement with an exercise price of $18.375 per share. The actual number of shares of Class A common stock issuable pursuant to the JPM warrant agreement is tied to the achievement of certain commercial milestones through December 31, 2025 pursuant to a related commercial agreement.

The 2021 Plan provides for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder and also provides for increases in the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2012 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock and Class B common stock immediately after this offering and the concurrent private placement. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock and Class B common stock immediately after the completion of this offering and the concurrent private placement.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of March 31, 2021 was $52.8 million, or $0.51 per share.

After giving effect to (1) the issuance and sale by us of 12,380,950 shares of our Class A common stock in this offering and the concurrent private placement at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the redemption of all of our issued and outstanding shares of Series A preferred stock (including accrued dividends) as described in the section titled “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2021 would have been $236.4 million, or $2.04 per share. This represents an immediate increase in pro forma net tangible book value of $1.53 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $18.96 per share to investors purchasing shares of our Class A common stock in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$21.00
Historical net tangible book value per share as of March 31, 2021	$0.51
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering and the concurrent private placement	1.53
Pro forma net tangible book value per share immediately after this offering and the concurrent private placement		2.04
Dilution in pro forma net tangible book value per share to new investors in this offering and the concurrent private placement		$18.96

If the underwriters exercise their option in full to purchase 1,500,000 additional shares of Class A common stock in this offering, the pro forma net tangible book value per share immediately after the offering would be $2.26 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $1.75 per share and the pro forma dilution to new investors purchasing Class A common stock in this offering would be $18.74 per share.

The following table presents, on a pro forma basis to give effect to this offering, as of March 31, 2021, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the initial public offering price of $21.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders before this offering	103,479,239	89.3%	3,286,017	1.2%	$0.03
Investors participating in this offering	10,000,000	8.6	210,000,000	79.8	21.00
Concurrent private placement investors	2,380,950	2.1	50,000,000	19.0	21.00
Total	115,860,189	100.0%	263,286,017	100.0%

The table above assumes no exercise of the underwriters’ option to purchase 1,500,000 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 88.2% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors purchasing shares in this offering and the concurrent private placement would be increased to 11.8% of the total number of shares outstanding after this offering.

The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering and the concurrent private placement is based on 103,479,239 shares of our common stock outstanding as of March 31, 2021, and excludes:

•	7,566,155 shares of Class B common stock issuable upon the exercise of outstanding options as of March 31, 2021, with a weighted-average exercise price of $4.72 per share;
•

10,459,000 shares of Class A common stock reserved for future issuance under our 2021 Plan, which became effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

up to 509,370 shares of Class A common stock underlying warrants issuable pursuant to the JPM warrant agreement with an exercise price of $18.375 per share. The actual number of shares of Class A common stock issuable pursuant to the JPM warrant agreement is tied to the achievement of certain commercial milestones through December 31, 2025 pursuant to a related commercial agreement.

The 2021 Plan provides for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder and also provides for increases in the number of shares of our Class A common stock that may be granted thereunder based on shares under the 2012 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our Class A common stock or our Class B common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Paymentus is a leading provider of cloud-based bill payment technology and solutions. We deliver our next-generation product suite through a modern technology stack to more than 1,300 business clients—our billers. Our platform was used by approximately 16 million consumers and businesses in North America in December 2020 to pay their bills and engage with our billers. We serve billers of all sizes that provide non-discretionary services across a variety of industry verticals, including utilities, financial services, insurance, government, telecommunications and healthcare. By powering this comprehensive network of billers, each with their own set of bill payment requirements, we have created an enviable feedback loop that enables us to continuously drive innovation, grow our business and uniquely improve the electronic bill payment experience for everyone in the bill payment ecosystem.

Our platform provides our billers with easy-to-use, flexible and secure electronic bill payment experiences powered by an omni-channel payment infrastructure that allows consumers to pay their bills using their preferred payment type and channel. Because our platform is developed on a single code base and leverages a SaaS infrastructure, we can rapidly deploy new features and tools to our entire biller base simultaneously. Through a single point of integration to our billers’ core financial and operating systems, our mission-critical solutions provide our billers with a payments operating system that helps them collect revenue faster and more profitably and empower their consumers with the information and transparency needed to control their financial destiny.

We generate substantially all of our revenue from payment transaction fees and have achieved significant growth through our capital efficient model. We generated revenue of $235.8 million in 2019 and $301.8 million in 2020, representing a year-over-year increase of 28.0%. Gross profit was $74.4 million in 2019 and $92.6 million in 2020, contribution profit was $96.7 million in 2019 and $120.5 million in 2020 and adjusted gross profit was $77.1 million in 2019 and $96.1 million in 2020. We had net income of $13.7 million in both 2019 and 2020, and adjusted EBITDA was $26.0 million in 2019 and $28.5 million in 2020. Our net cash provided by operating activities was $17.5 million in 2019 and $35.6 million in 2020, and we generated free cash flow of $6.3 million in 2019 and $20.8 million in 2020.

For the three months ended March 31, 2020 and 2021, we generated revenue of $69.6 million and $92.2 million, respectively, representing a quarter-over-quarter increase of 32.5%. Gross profit was $20.8 million and $27.5 million, contribution profit was $27.6 million and $35.1 million and adjusted gross profit was $21.6 million and $28.6 million for the three months ended March 31, 2020 and 2021, respectively. We had net income of $2.8 million and $3.6 million and adjusted EBITDA of $6.2 million and $9.4 million for the three months ended March 31, 2020 and 2021, respectively. Our net cash provided by operating activities was $4.9 million and $7.2 million and we generated free cash flow of $1.3 million and $2.8 million for the three months ended March 31, 2020 and 2021, respectively.

See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Key Performance and Non-GAAP Measures” for a discussion of the limitations of contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Business Model

We rely on a diversified go-to-market strategy to reach new billers. We acquire new billers through direct sales channels, software and strategic partnerships and our Instant Payment Network, or IPN, which together promote rapid adoption of our platform through partnerships with leading business networks. Through these channels, our platform reaches millions of consumers, driving transaction growth.

Our revenue is highly visible. We derive the majority of our revenue from a fee paid per transaction by the consumer, the biller or a combination of both. Our usage-based monetization strategy aligns our economic success with the success of our billers and partners. Since we benefit from increased transactional volume, we do not charge separate license fees or implementation fees. In addition, our modern platform architecture allows us to provide integration, implementation, maintenance and upgrades at no additional cost to billers.

We have also been successful in retaining our billers and increasing the number of transactions processed with us over time. An important indicator of biller satisfaction and usage of our platform is our gross dollar-based retention rate. It reflects only biller losses and not biller expansion or contraction, so it demonstrates that the vast majority of our billers continue to use our solution. Our gross dollar-based retention rate was 98.0% and 97.2% as of December 31, 2019 and 2020, respectively. We calculate our gross dollar-based retention rate as of the period end by starting with the annual revenue from all billers as of 12 months prior to such period end, or the prior period annual revenue. We then deduct from the prior period annual revenue any annual revenue from billers who are no longer billers as of the current period end, to reach the current period remaining annual revenue. We then divide the total current period remaining annual revenue by the total prior period annual revenue to arrive at our gross dollar-based retention rate, which is the percentage of annual revenue from all billers as of the year prior that is not lost to biller churn.

Another indicator of our success in expanding within our existing biller base is our net dollar-based retention rate. It reflects biller renewals, expansion, contraction and churn. Our net dollar-based retention rate was in excess of 117% for both of the years ended December 31, 2019 and 2020. We calculate our net dollar-based retention rate as of period end by starting with the revenue from our billers as of 12 months prior to such period end, or prior period revenue. We then calculate the revenue from these same billers as of the current period end, or current period revenue. Current period revenue includes any expansion and full year impact of new billers in the prior period and is net of contraction or churn over the trailing 12 months, but excludes revenue from new billers in the current period. We then divide the current period revenue by the prior period revenue to arrive at our net dollar-based retention rate.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services in the United States, where we generate substantially all of our revenue, and worldwide, where we are targeting future growth. It has also caused extreme societal, economic and financial market volatility, resulting in business shutdowns and a global economic downturn. The magnitude and duration of the COVID-19 pandemic and the magnitude and duration of its effect on business activity cannot be predicted with any certainty.

In light of the uncertainty relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, billers and partners, and we may take further precautionary measures. In particular, governmental authorities have at times instituted, and in the future may institute, shelter-in-place policies and other restrictions in many jurisdictions in which we operate, including in Redmond, Washington, where our headquarters are located, and Toronto, Canada, Charlotte, North Carolina and Delhi, India, where we maintain significant operations, which policies and restrictions have at times required our employees to work remotely. Even as shelter-in-place policies or other governmental restrictions are lifted, we are taking, and expect to continue to take, a measured and careful approach to having employees return to offices and travel for business. These precautionary measures and policies could negatively impact employee productivity, training and collaboration or otherwise disrupt our business operations. In addition, such restrictions impact certain of our sales efforts, marketing efforts and implementations, adversely affecting the effectiveness of such efforts in some cases and potentially inhibiting future growth.

In addition, the COVID-19 pandemic has disrupted and may continue to disrupt the operations of our billers and partners for an indefinite period of time, which in turn could negatively impact our business and operating results. Widespread remote work arrangements may also negatively impact our billers’ and partners’ operations, and the operations of third-party service providers who perform critical services for us, and, by extension, our operations.

We will continue to evaluate the nature and extent of the COVID-19 pandemic’s potential impact on our business, operating results and financial condition. See the section titled “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could have a material adverse impact on our employees, billers, partners, consumers and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.”

Factors Affecting Our Performance

Increased Adoption of Electronic Bill Payment Solutions

As the number of financial transactions online continues to increase, electronic bill payment is becoming a greater share of the bill payment market. We have observed that consumers demand a frictionless electronic bill payment experience and increasingly prefer more flexible and innovative digital payment options. We expect this trend to continue, providing us with a greater opportunity to provide next-generation bill payment technology and power more transactions, further fueling our growth.

Acquiring New Billers

Our future growth depends on the continued adoption of our platform by new billers. We intend to continue investing in our efficient go-to-market strategies, increase brand awareness and drive adoption of our platform and products. We had more than 1,100 billers and more than 1,300 billers as of December 31, 2019 and 2020, respectively, including billers of all sizes and across numerous vertical markets. Our ability to attract new billers and drive adoption of our platform will depend on a number of factors, including the effectiveness and pricing of our products, offerings of our competitors, and the effectiveness of our marketing efforts.

Expanding Usage of Our Platform with Existing Billers

Our large base of existing billers represents a significant opportunity for further consumption of our platform. We believe our solutions create a superior experience for consumers and accelerate revenue realization for our billers, which drives increased usage of our platform. We intend to continue investing in this value proposition. Leveraging our platform to capture more transactions from our existing biller base will organically drive transaction growth at lower cost.

Growing Our Partner Base

We believe there is a significant opportunity to increase the transactions on our platform through expanding our base of software, strategic and IPN partners. While revenue derived from or through our IPN partnerships has not been significant historically, we expect that the revenue contribution from our IPN will grow over time. As our IPN partner base expands, and new partners use our platform to power bill payment experiences within their ecosystems, we organically expand the reach of our platform to millions of new consumers and thereby drive new, revenue-generating transactions to our platform. We intend to invest in the expansion of our partner base, including the addition of new IPN partners, because our ability to secure new partners will have a direct impact on our transaction growth.

Investing in Sales and Marketing

We will continue to expand efforts to market our platform through our diversified sales and marketing strategy. We intend to invest in sales and marketing strategies that we believe will drive further brand awareness and preference among our billers, partners and consumers. Given the nature of our biller and partner base, our investment in sales and marketing in a given period may not impact results until subsequent periods. We approach sales and marketing spend strategically to maintain efficient biller and partner acquisition.

Innovation and Enhancement of Our Platform

We will continue to invest in our platform and IPN to maintain our position as a leading provider of biller communication and payments. To drive adoption and increase penetration of our platform, we will continue to introduce new products and features. We believe that investment in research and development will contribute to our long-term growth, but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features and better functionality for consumers.

Key Performance and Non-GAAP Measures

We review the following metrics to measure our performance, identify trends affecting our business, prepare financial projections and make strategic decisions. We believe that these key performance and non-GAAP measures provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key performance and non-GAAP measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Transactions Processed

	Year Ended December 31,			Three Months Ended March 31,
	2019	2020	% Growth	2020	2021	% Growth
	(in millions)			(in millions)
Transactions processed	146.2	195.0	33.4	45.9	62.4	35.9

We define transactions processed as the number of accepted payment transactions, such as checks, credit card and debit card transactions, automated clearing house, or ACH, items and emerging payment types, which are initiated and processed through our platform during a period. The increase in transactions processed from 2019 to 2020 was driven by the addition of new billers and increased transactions from our existing billers.

Non-GAAP Measures

We use supplemental measures of our performance that are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These supplemental non-GAAP measures include contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow. We calculate contribution profit as gross profit plus other cost of revenue. Other cost of revenue equals cost of revenue less interchange and assessment fees paid by us to our payment processors. We calculate adjusted gross profit as gross profit adjusted for non-cash items, primarily stock-based compensation and amortization. We calculate adjusted EBITDA as net income before other income (expense) (which consists of interest income (expense), net and foreign exchange gain (loss)), amortization and depreciation and income taxes, adjusted to exclude the effects of stock-based compensation expense and certain nonrecurring expenses that management believes are not indicative of ongoing operations, consisting primarily of professional fees and other indirect charges associated with our preparation for an initial public offering. We calculate free cash flow as net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software development costs.

We use non-GAAP measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management and our board of directors to more fully understand our consolidated financial performance from period to period and helps management project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP measures provide our investors with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. In particular, we exclude interchange and assessment fees in the presentation of contribution profit because we believe inclusion is less directly reflective of our operating performance as we do not control the payment channel used by consumers, which is the primary determinant of the amount of interchange and assessment fees. We use contribution profit to measure the amount available to fund our operations after interchange and assessment fees, which are directly linked to the number of transactions we process and thus our revenue and gross profit. There are limitations to the use of the non-GAAP measures presented in this prospectus. Our non-GAAP measures may not be comparable to similarly titled measures of other companies; other companies, including companies in our industry, may calculate non-GAAP measures differently than we do, limiting the usefulness of those measures for comparative purposes. These non-GAAP measures should not be considered in isolation from or as a substitute for financial measures prepared in accordance with GAAP. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Key Performance and Non-GAAP Measures” for further discussion of the limitations of these non-GAAP measures.

Contribution Profit

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands)
Gross profit	$74,434	$92,627	$20,777	$27,547
Plus: other cost of revenue	22,230	27,876	6,851	7,562
Contribution profit	$96,664	$120,503	$27,628	$35,109
Adjusted Gross Profit

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands)
Gross profit	$74,434	$92,627	$20,777	$27,547
Stock-based compensation	—	—	—	—
Amortization	2,645	3,513	802	1,048
Adjusted gross profit	$77,079	$96,140	$21,579	$28,595

Adjusted EBITDA

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net income	$13,697	$13,711	$2,779	$3,638
Excluding
Interest (income) expense, net	(106)	(52)	(42)	3
Provision for income taxes	4,782	4,653	906	1,221
Depreciation and amortization	6,001	8,069	2,020	2,392
Foreign exchange (gain) loss	(2)	116	66	(9)
Stock-based compensation	1,585	1,994	475	563
Other nonrecurring expenses	—	—	—	1,596
Adjusted EBITDA	$25,957	$28,491	$6,204	$9,404

Free Cash Flow

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash provided by operating activities	$17,511	$35,620	$4,901	$7,177
Purchases of property and equipment	(1,040)	(458)	(164)	(156)
Capitalized internal-use software development costs	(10,222)	(14,389)	(3,454)	(4,256)
Free cash flow	$6,249	$20,773	$1,283	$2,765
Net cash used in investing activities(1)	$(13,897)	$(15,137)	$(3,618)	$(4,412)
Net cash used in financing activities	$(857)	$(1,358)	$(317)	$(95)

(1)

Net cash used in investing activities includes payments for purchases of property and equipment and costs related to capitalized for internal-use software development, which is also included in our calculation of free cash flow.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from payment transaction fees. Transaction fees are fees collected for each transaction processed through our platform, on either a fixed basis or variable basis based on the transaction value, with the actual fees dependent on type of payment, payment channel and industry vertical. However, irrespective of these factors, the transaction fees that we receive are generally consistent across payment types, payment channels and industry verticals. We receive such transaction fees directly from billers, partners or, in some cases, from consumers as a convenience fee.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue consists of certain direct costs that are directly attributed to processing payment transactions on our platform. This includes interchange, assessment and network expenses incurred for processing payments as well as costs of servicing our clients through product support, implementations and customer care. Cost of revenue also includes an allocation of hosting and datacenter costs for our infrastructure and platform environment, telecommunication expenses used by sales and customer support teams and a portion of amortization of capitalized internal-use software development costs and a portion of amortization of intangible assets. We expect that cost of revenue will increase in absolute dollars, but it may fluctuate as a percentage of revenue from period to period, as our payment mix changes and we continue to invest in growing our business across all geographical segments.

Gross profit is equal to our revenue less cost of revenue. Gross profit as a percentage of our revenue is referred to as gross margin. Our gross margin has been and will continue to be affected by a number of factors, including average transaction value, payment type and payments through our IPN.

Operating Expenses

Research and Development

Research and development expenses consist of personnel-related expenses, including stock-based compensation expenses, incurred in developing new products or enhancing existing products and are expensed as incurred, unless they qualify as internal-use software development costs, which are capitalized and amortized. We expect our research and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period as we expand our research and development team to develop new products and product enhancements. Over the longer term, we expect research and development expenses to decrease as a percentage of revenue as we leverage the scale of our business.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expenses for sales and marketing personnel, sales commissions, partner fees, marketing program expenses, travel-related expenses and costs to market and promote our platform through advertisements, marketing events, partnership arrangements and direct biller acquisition. We expect our sales and marketing expenses to increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expenses for finance, risk management, legal and compliance, human resources, information technology and facilities personnel. General and administrative expenses also include costs incurred for external professional services and other corporate expenses. We expect to incur additional general and administrative expenses as a result of operating as a public company, and to support the growth in our business. We expect that our general and administrative expenses will increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period. Over the longer term, we expect general and administrative expenses to decrease as a percentage of revenue as we leverage the scale of our business.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as restated)		(unaudited)
	(in thousands)
Revenue	$235,778	$301,767	$69,593	$92,222
Cost of revenue(1)	161,344	209,140	48,816	64,675
Gross profit	74,434	92,627	20,777	27,547
Operating expenses
Research and development(1)	17,864	24,510	5,768	7,730
Sales and marketing(1)	27,989	31,842	7,612	8,222
General and administrative(1)	10,210	17,847	3,688	6,742
Total operating expenses	56,063	74,199	17,068	22,694
Income from operations	18,371	18,428	3,709	4,853
Other income (expense)
Interest income (expense), net	106	52	42	(3)
Foreign exchange gain (loss)	2	(116)	(66)	9
Income before income taxes	18,479	18,364	3,685	4,859
Provision for income taxes	(4,782)	(4,653)	(906)	(1,221)
Net income	$13,697	$13,711	$2,779	$3,638

(1)	Stock-based compensation expense was allocated in cost of revenue and operating expenses as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$—	$—
Research and development	7	27	4	16
Sales and marketing	12	34	8	17
General and administrative	1,566	1,933	463	530
Total stock-based compensation	$1,585	$1,994	$475	$563

The following table presents the components of our consolidated statements of operations for the periods presented as a percentage of revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	68.4	69.3	70.1	70.1
Gross profit	31.6	30.7	29.9	29.9
Operating expenses
Research and development	7.6	8.1	8.3	8.4
Sales and marketing	11.9	10.6	10.9	8.9
General and administrative	4.3	5.9	5.3	7.3
Total operating expenses	23.8	24.6	24.5	24.6
Income from operations	7.8	6.1	5.4	5.3
Other income (expense)
Interest income (expense), net	—	—	—	—
Foreign exchange gain (loss)	—	—	(0.1)	—
Income before income taxes	7.8	6.1	5.3	5.3
Provision for income taxes	(2.0)	(1.5)	(1.3)	(1.3)
Net income	5.8%	4.6%	4.0%	4.0%

Comparison of the Three Months Ended March 31, 2020 and 2021

Revenue

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(unaudited)
	(dollars in thousands)
Revenue	$69,593	$92,222	$22,629	32.5

The increase in revenue was primarily due to an increase in the number of transactions processed, which was driven by the addition of new billers and increased transactions from our existing billers.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(unaudited)
	(dollars in thousands)
Cost of revenue	$48,816	$64,675	$15,859	32.5
Gross profit	$20,777	$27,547	$6,770	32.6
Gross margin	29.9%	29.9%

The increase in cost of revenue was partially driven by the increase in revenue and transactions processed as it consists primarily of interchange and processor costs as well as other direct and indirect costs associated with making our platform available to our billers. In addition, the average payment amount of our transactions during the three months ended March 31, 2021 was 3% higher than the same period in 2020, resulting in increased interchange costs.

Gross margin was flat during the three months ended March 31, 2021 as compared to the same period in 2020.

Operating Expenses

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(unaudited)
	(dollars in thousands)
Operating expenses
Research and development	$5,768	$7,730	$1,962	34.0
Sales and marketing	7,612	8,222	610	8.0
General and administrative	3,688	6,742	3,054	82.8
Total operating expenses	$17,068	$22,694	$5,626
Percentage of total revenue
Research and development	8.3%	8.4%
Sales and marketing	10.9%	8.9%
General and administrative	5.3%	7.3%

Research and Development Expenses

The increase in research and development expenses was primarily due to an increase in employee-related costs, including benefits due to an increase in headcount as we continued to invest in building and adding additional features and functionality to our platform as well as increased data center and hosting costs. Our average research and development headcount during the three months ended March 31, 2021 increased by 36% compared to the same period in 2020.

Sales and Marketing Expenses

The increase in sales and marketing expenses was primarily due to an increase in employee-related costs, including benefits, as we continued to expand our sales and marketing efforts with additional headcount in order to continue to drive our growth. Our average sales and marketing headcount increased by 21% during the three months ended March 31, 2021 compared to the same period in 2020.

The decrease in sales and marketing expenses as a percentage of revenue was primarily due to lower marketing expense related to events and lower travel-related costs as a result of the COVID-19 pandemic.

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to an increase in employee-related costs, including benefits and stock-based compensation, due to an increase in general and administrative headcount. Our average general and administrative headcount increased by 34% during the three months ended March 31, 2021 compared to the same period in 2020. The increase was also driven by an increase in indirect costs associated with preparation for our initial public offering.

The increase in general and administrative expenses as a percentage of revenue was primarily due to the addition of operating leases for office space in the United States, Canada and India, as well as certain one-time and increased ongoing costs associated with preparation for our initial public offering.

Other Income (Loss)

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(unaudited)
	(dollars in thousands)
Interest income (expense), net	$42	$(3)	$(45)	(107.1)
Foreign exchange (loss) gain	(66)	9	75	113.6

The decrease in interest income (expense), net was primarily due to additional interest expense recorded for finance leases entered into during the second quarter of 2020, which was offset against interest income.

Income Taxes

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(unaudited)
	(dollars in thousands)
Provision for income taxes	$(906)	$(1,221)	$(315)	34.8

The change in provision for income taxes was in line with the slight change in income before income taxes.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
	(as restated)
Revenue	$235,778	$301,767	$65,989	28.0

The increase in revenue was primarily due to an increase in the number of transactions processed, which was driven by the addition of new billers and increased transactions from our existing billers.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
	(as restated)
Cost of revenue	$161,344	$209,140	$47,796	29.6
Gross profit	$74,434	$92,627	$18,193	24.4
Gross margin	31.6%	30.7%

The increase in cost of revenue was consistent with the increase in revenue and transactions processed as it consists primarily of interchange and processor costs as well as other direct and indirect costs associated with making our platform available to our billers.

The decrease in gross margin was primarily due to our increasing focus on selling our platform to larger billers. This shift toward larger billers resulted in slightly lower pricing, which decreased our gross margin. This trend of slightly decreasing margins may continue until such time as we see more of a mix of revenue from our IPN partners.

Operating Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
	(as restated)
Operating expenses
Research and development	$17,864	$24,510	$6,646	37.2
Sales and marketing	27,989	31,842	3,853	13.8
General and administrative	10,210	17,847	7,637	74.8
Total operating expenses	$56,063	$74,199	$18,136
Percentage of total revenue
Research and development	7.6%	8.1%
Sales and marketing	11.9%	10.6%
General and administrative	4.3%	5.9%

Research and Development Expenses

The increase in research and development expenses was primarily due to an increase in employee-related costs, including benefits due to an increase in headcount as we continued to invest in building and adding additional features and functionality to our platform as well as increased data center and hosting costs. Our average research and development headcount during 2020 increased by 37% compared to 2019.

The increase in research and development expense as a percentage of revenue was primarily due to increased costs associated with higher data center and hosting costs as well as some additional costs associated with building out functionality related to our IPN.

Sales and Marketing Expenses

The increase in sales and marketing expenses was primarily due to an increase in employee-related costs, including benefits as we continued to expand our sales and marketing efforts with additional headcount in order to continue to drive our growth. Our average sales and marketing headcount increased by 17% during 2020 compared to 2019.

The decrease in sales and marketing expenses as a percentage of revenue was primarily due to lower marketing expense related to events and lower travel-related costs as a result of the COVID-19 pandemic.

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to an increase in employee-related costs, including benefits and stock-based compensation, due to an increase in general and administrative headcount. Our average general and administrative headcount increased by 56% during 2020 compared to 2019. The increase was also driven by an increase in rent expense due to the addition of operating leases for office space in the United States, Canada and India, as well as an increase in costs associated with preparation for our initial public offering.

The increase in general and administrative expenses as a percentage of revenue was primarily due to the addition of operating leases for office space in the United States, Canada and India, as well as certain one-time and increased ongoing costs associated with preparation for our initial public offering.

Other Income (Loss)

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Interest income, net	$106	$52	$(54)	(50.9)
Foreign exchange gain (loss)	2	(116)	(118)	(5,900.0)

The decrease in interest income, net was primarily due to additional interest expense recorded for finance leases entered into during 2020, which is offset against interest income. Interest income decreased slightly due to lower interest rates in 2020 as compared to 2019 on interest-bearing accounts.

Income Taxes

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Provision for income taxes	$(4,782)	$(4,653)	$129	(2.7)

The change in provision for income taxes was in line with the slight change in income before income taxes.

Quarterly Results of Operations and Transaction Data

The following tables present selected unaudited consolidated statements of operations and transaction data for each of the quarters indicated, as well as the percentage that each line represents of revenue. The unaudited consolidated statements of operations have been prepared on the same basis as the annual consolidated financial statements included elsewhere in this prospectus and reflect all normal and recurring adjustments that are, in our opinion, necessary for the fair presentation of the results of operations for the periods presented. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future and historical results are not necessarily indicative of the results that may be expected in the future, and results for a particular quarter are not necessarily indicative of the results for a full year.

		Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	(unaudited, in thousands)
Revenue	$50,944	$55,714	$63,353	$65,767	$69,593	$71,734	$78,018	$82,422	$92,222
Cost of revenue	33,341	37,575	46,570	43,858	48,816	48,332	55,365	56,627	64,675
Gross profit	17,603	18,139	16,783	21,909	20,777	23,402	22,653	25,795	27,547
Operating expenses
Research and development	3,828	4,279	4,708	5,049	5,768	5,981	6,221	6,540	7,730
Sales and marketing	5,533	6,069	7,331	9,056	7,612	7,632	8,002	8,596	8,222
General and administrative	1,812	2,471	2,818	3,109	3,688	3,469	4,959	5,731	6,742
Total operating expenses	11,173	12,819	14,857	17,214	17,068	17,082	19,182	20,867	22,694
Income from operations	6,430	5,320	1,926	4,695	3,709	6,320	3,471	4,928	4,853
Other income (expense)
Interest income (expense), net	27	27	26	26	42	3	3	4	(3)
Foreign exchange gain (loss)	385	(20)	(20)	(343)	(66)	(24)	(19)	(7)	9
Income before income taxes	6,842	5,327	1,932	4,378	3,685	6,299	3,455	4,925	4,859
Provision for income taxes	(1,770)	(1,378)	(516)	(1,118)	(906)	(1,614)	(841)	(1,292)	(1,221)
Net income	$5,072	$3,949	$1,416	$3,260	$2,779	$4,685	$2,614	$3,633	$3,638

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	(unaudited) (as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	65.4	67.4	73.5	66.7	70.1	67.4	71.0	68.7	70.1
Gross profit	34.6	32.6	26.5	33.3	29.9	32.6	29.0	31.3	29.9
Operating expenses
Research and development	7.5	7.7	7.4	7.7	8.3	8.3	8.0	7.9	8.4
Sales and marketing	10.9	10.9	11.6	13.7	10.9	10.6	10.2	10.4	8.9
General and administrative	3.6	4.4	4.4	4.7	5.3	4.9	6.4	7.0	7.3
Total operating expenses	22.0	23.0	23.4	26.1	24.5	23.8	24.6	25.3	24.6
Income from operations	12.6	9.6	3.1	7.2	5.4	8.8	4.4	6.0	5.3
Other income (expense)
Interest income (expense), net	—	—	—	—	—	—	—	—	—
Foreign exchange gain (loss)	0.8	—	—	(0.5)	(0.1)	—	—	—	—
Income before income taxes	13.4	9.6	3.1	6.7	5.3	8.8	4.4	6.0	5.3
Provision for income taxes	(3.4)	(2.5)	(0.8)	(1.7)	(1.3)	(2.2)	(1.1)	(1.6)	(1.3)
Net income	10.0%	7.1%	2.3%	5.0%	4.0%	6.6%	3.3%	4.4%	4.0%

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	(in millions)
Transactions processed	29.4	33.0	41.1	42.7	45.9	46.2	48.7	54.2	62.4

Quarterly Changes in Revenue

Revenue increased sequentially in each of the quarters presented primarily due to a corresponding increase in the number of transactions processed on our platform. The number of transactions processed increased as a result of the addition of new billers to our platform and increased transactions processed by existing billers. Because our revenue is based on the number of transactions processed and the number of transactions processed is dependent on a variety of factors including the number of billers on our platform, number of bills issued by those billers and number of payments made against those bills, our historical revenue results are not necessarily indicative of future performance.

Quarterly Changes in Cost of Revenue

Cost of revenue increased sequentially in most of the quarters presented primarily as a result of increased interchange and processor fees in conjunction with a higher number of transactions processed as well as increasing other direct costs associated with making our platform available to our billers. In addition, we continue to improve our platform and have increased capitalized internal-use software development costs, with a portion of the amortization expense associated with that capitalization recorded to cost of revenue. Our cost of revenue will continue to increase as more transactions are processed through our platform. In addition, we plan to continue to increase the functionality of our platform and anticipate an increase in amortization expense recorded to cost of revenue.

Quarterly Changes in Gross Profit

Our decreased gross profit percentage during the last four quarters presented is primarily attributable to our increasing focus on selling our platform to larger billers. This shift toward larger billers resulted in overall lower pricing while our costs remained relatively constant. While we believe that we will be successful in maintaining consistent gross margin going forward, we anticipate that we will continue to add larger billers in the future and as such it is possible that our gross margin will decrease further.

Quarterly Changes in Operating Expenses

Operating expenses have generally increased over the quarters presented primarily due to increased headcount and other related costs to support our growth, including adding additional office space. We intend to continue to make significant investments in research and development as we add features and enhance our platform, specifically building out functionality related to our IPN and higher data center and hosting costs. We also intend to invest in our sales and marketing organization to drive future revenue growth. During 2020, we experienced a decrease in certain operating expenses such as travel and certain marketing expenses related to in person events due to the COVID-19 pandemic. Once the various travel restrictions are eased, we anticipate that our travel and marketing expenses will return to their pre-pandemic levels.

Liquidity and Capital Resources

Sources and Uses of Funds

As of March 31, 2021, we had $49.4 million of cash and cash equivalents. We believe that existing cash and cash equivalents will be sufficient to support our working capital and capital expenditure requirements for at least the next 12 months. Since inception, we have financed operations primarily through the sale of equity securities and revenue from payment transaction fees and subscriptions. Our principal uses of cash are funding operations and capital expenditures.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we may be subject to increased fixed payment obligations and could be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

Historical Cash Flows

The following table summarizes our consolidated cash flows.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash provided by (used in)
Operating activities	$17,511	$35,620	$4,901	$7,177
Investing activities	(13,897)	(15,137)	(3,618)	(4,412)
Financing activities	(857)	(1,358)	(317)	(95)
Effects of foreign exchange on cash	36	114	(47)	33
Net increase (decrease) in cash and cash equivalents	$2,793	$19,239	$919	$2,703

Net Cash Provided by Operating Activities

Our primary source of operating cash is revenue from payment transaction fees. Our primary uses of operating cash are personnel-related costs, payments to third parties to fulfill our payment transactions and payments to sales and marketing partners.

Net cash provided by operating activities for the three months ended March 31, 2020 was $4.9 million, primarily consisting of our net income of $2.8 million, adjusted for non-cash charges of $2.0 million in depreciation and amortization, $0.6 million in non-cash lease expense related to our operating right-of-use assets, $0.5 million in stock-based compensation, $0.4 million in deferred income taxes, and net cash outflows of $1.4 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $3.8 million increase in accounts and other receivables resulting primarily from higher sales and relative timing of our cash collections, an increase of $0.4 million in prepaid expenses, a $0.8 million decrease in accrued liabilities, and a $0.6 million decrease in operating lease liabilities due to current period payments on operating leases. These amounts were partially offset by an increase of $3.1 million in accounts payable, an increase of $0.7 million in contract liabilities, and a $0.5 million decrease in income taxes receivable due to the receipt of an overpayment from the prior year end.

Net cash provided by operating activities for the three months ended March 31, 2021 was $7.2 million, primarily consisting of our net income of $3.6 million, adjusted for non-cash charges of $2.4 million in depreciation and amortization, $0.8 million in non-cash lease expense related to our operating right-of-use assets, $0.6 million in stock-based compensation, $0.8 million in deferred income taxes, and net cash outflows of $1.0 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities includes a $5.6 million increase in accounts and other receivables due to higher sales and relative timing of our cash collections, an increase in income tax receivables, net of $0.2 million, and a $0.7 million decrease in operating lease liabilities. These amounts were partially offset by a $4.8 million increase in accounts payable due in part to a change in processer payment timing from real-time payments to transactions being processed on a monthly cadence where we are invoiced in arrears for fees owed, and an increase of $0.9 million in contract liabilities.

Net cash provided by operating activities during 2019 was $17.5 million, primarily consisting of our net income of $13.7 million, adjusted for non-cash charges of $6.0 million in depreciation and amortization, $1.6 million in stock-based compensation, $1.3 million in deferred income taxes and net cash outflows of $5.1 million provided by changes in our operating assets and liabilities, net of the effect of acquisitions. The main drivers of the changes in operating assets and liabilities, net of the effect of acquisitions, were a $5.1 million increase in accounts and other receivables resulting primarily from higher sales and relative timing of our cash collections, a $1.4 million increase in income taxes receivable, net due to the overpayment of income taxes in the prior period, a decrease of $0.6 million in accounts payable and a decrease of $0.3 million decrease in contract liabilities. These amounts were partially offset by a $2.1 million increase in accrued liabilities due to increased headcount and growth in our business and a $0.2 million increase in prepaid expenses.

Net cash provided by operating activities during 2020 was $35.6 million, primarily consisting of our net income of $13.7 million, adjusted for non-cash charges of $8.1 million in depreciation and amortization, $2.8 million in non-cash lease expense related to our operating right-of-use assets, $2.0 million in stock-based compensation, $1.6 million in deferred income taxes, $0.1 million for provision for credit losses and net cash inflows of $7.3 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities includes a $14.6 million increase in accounts payable due in part to a change in processer payment timing from real-time payments such that the transactions are processed on a monthly cadence where we are invoiced in arrears for fees owed, a $2.8 million increase in accrued liabilities due to increased headcount and growth in our business, a decrease of $0.8 million in prepaid expenses and other current assets due the amortization of additional insurance premiums, an increase of $0.2 million in contract liabilities and a decrease in income tax receivables, net of $0.2 million. These amounts were partially offset by an $8.7 million increase in accounts and other receivables due to higher sales and relative timing of our cash collections, and a $2.6 million decrease in operating lease liabilities.

Net Cash Used in Investing Activities

Cash used in our investing activities consists primarily of capitalized internal-use software development costs, purchases of property and equipment, intangible assets and cash paid for acquisitions.

Net cash used in investing activities for the three months ended March 31, 2020 consisted of $3.4 million of capitalized internal-use software development costs and $0.2 million of purchases of property and equipment.

Net cash used in investing activities for the three months ended March 31, 2021 consisted of $4.3 million of capitalized internal-use software development costs and $0.1 million of purchases of property and equipment.

Net cash used in investing activities during 2019 consisted of $10.2 million of capitalized internal-use software development costs, $1.4 million of cash paid for acquisitions, net of cash acquired, $1.3 million of purchases of intangible assets and $1.0 million of purchases of property and equipment.

Net cash used in investing activities during 2020 consisted of $14.4 million of capitalized internal-use software development costs, $0.5 million of purchases of property and equipment and $0.3 million related to the payment of deferred consideration for an acquisition.

Net Cash Used in Financing Activities

Cash used in our financing activities consists primarily of payments on capital lease and other financing arrangements and principal payments on debt offset by proceeds from the issuance of equity securities.

Net cash used in financing activities for the three months ended March 31, 2020 consisted of $0.3 million of payments on finance leases and other financing obligations.

Net cash used in financing activities for the three months ended March 31, 2021 consisted of $0.4 million of payments on finance leases and other financing obligations and $0.5 million of payments of deferred offering costs directly related to our initial public offering, offset by proceeds of $0.8 million from the repayment of a related party loan.

Net cash used in financing activities during 2019 consisted of $0.9 million of payments on finance leases and other financing obligations and $0.1 million of payments on debt assumed in acquisitions, offset by $0.1 million of proceeds from the issuance of equity securities.

Net cash used in financing activities during 2020 consisted of $1.4 million of payments on finance leases and other financing obligations.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and commitments in cash as of March 31, 2021:

		Payments Due by Period:
	Total	Less than 1 Year	1 - 3 Years	3 -5 Years	More than 5 Years
	(in thousands)
Operating lease liabilities(1)	8,645	2,381	2,034	1,724	2,506
Finance lease liabilities(2)	581	203	378	—	—
Purchase obligations(3)	3,996	1,714	2,111	171	—
	$13,222	$4,298	$4,523	$1,895	$2,506

(1)	Consists of operating lease liabilities for our offices and data centers.
(2)	Consists of finance lease liabilities for equipment.
(3)	Consists of purchase obligations which were not recognized on the balance sheet as of March 31, 2021, related primarily to infrastructure services and IT software and maintenance service costs.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash and cash equivalents consist of bank deposits and money market funds with original maturities of three months or less. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. As of March 31, 2021, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio.

Foreign Currency Exchange Risk

Certain of our operations are conducted in foreign currencies. While we have generated a substantially all of our revenue from billers in the United States, we have foreign currency risks related to revenue denominated in other currencies, such as the Canadian dollar. In addition, we have significant operations outside of the United States, particularly in Canada and India, where expenses are denominated in the local currency. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. We have not engaged in the hedging of foreign currency transactions, although we may do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

Emerging Growth Company Status

The JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies and estimates that we believe have the most significant impact on our consolidated financial statements are described below. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Revenue Recognition

Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction or an agent can require considerable judgment. We have concluded that we are the principal in our payment processing arrangements as we control the service on our platform. We also contract directly with our billers and have complete pricing latitude on the processing fees charged to our billers. As such, we bear the credit risk for network fees and transactions charged back to the biller.

We will evaluate our accounts receivable portfolio to determine if an allowance for doubtful accounts is necessary. The development of the allowance for doubtful accounts is based on an expected loss model that considers reasonable and supportable forecasts of future conditions and a review of past due amounts, historical write-off and recovery experience, as well as aging trends affecting specific accounts and general operational factors affecting all accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

We consider current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific billers change or unanticipated changes occur in the general business environment, our estimate of the recoverability of receivables could be further adjusted.

Internal-use Software Development Costs

Internal-use software development costs consist of personnel costs, including related benefits, incurred to develop functionality for our platform, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We capitalize certain software development costs for new offerings as well as upgrades to our existing software platforms. We amortize these development costs over the estimated useful life of three to five years on a straight-line basis. We believe there are two key estimates within the internal-use capitalized software development balance, which are the determination of the useful life of the software and the determination of the amounts to be capitalized.

We determined that a three to five year life is appropriate for our internal-use software based on our best estimate of the useful life of the internally developed software after considering factors such as continuous developments in the technology, obsolescence and anticipated life of the service offering before significant upgrades. Based on our prior experience, internally generated software will generally remain in use for a minimum of three to five years before being significantly replaced or modified to keep up with evolving biller and company needs. While we do not anticipate any significant changes to this three to five year estimate, a change in this estimate could produce a material impact on our financial statements. For example, if we received information that indicated the useful life of all internally developed software was one year rather than three to five, our capitalized software balance would materially decrease and our expense would materially increase.

We determine the amount of internal-use software development costs to be capitalized based on the amount of time spent by our developers on projects. Costs associated with building or significantly enhancing our platforms are capitalized, while costs associated with planning new developments and maintaining our platform are expensed as incurred. There is judgment involved in estimating the stage of development as well as estimating time allocated to a particular project. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Valuation of Goodwill and Intangibles

The valuation of assets acquired in a business combination and asset impairment reviews require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed in an acquired business to allocate purchase price consideration between assets that are depreciated and amortized and goodwill. Impairment testing for assets, other than goodwill requires the comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group. Our estimates are based upon assumptions that we believe to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which do not reflect unanticipated events and circumstances that may occur.

We evaluate goodwill for impairment on an annual basis, or sooner if indicators of impairment exist. Under U.S. GAAP, the evaluation of goodwill for impairment allows for a qualitative assessment to be performed. In performing these qualitative assessments, we consider relevant events and conditions, including but not limited to: macroeconomic trends, industry and market conditions, overall financial performance, cost factors, company-specific events, legal and regulatory factors and our market capitalization. If the qualitative assessments indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts, we must perform a quantitative impairment test.

Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties, present value techniques of estimated future cash flows, valuation techniques based on multiples of earnings or revenue or a similar performance measure.

Stock-based Compensation

We measure and recognize compensation expense for all stock option awards granted to employees based on the estimated fair value of the awards with the compensation expense recognized on a straight‑line basis over the vesting period of the award. Forfeitures are accounted for in the period in which they occur.

We estimate grant date fair value using the Black-Scholes option pricing model. The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of our common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The valuation assumptions were determined as follows:

Fair Value of Underlying Common Stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.

Expected Term—The expected life of options granted to employees in 2019 and 2020 was determined by using management’s best estimation of exercise activity.

Risk-free Interest Rate—We use a risk-free interest rate in the option valuation model based on U.S. Treasury zero-coupon issues, with remaining terms similar to the expected term of the options.

Expected Volatility—As we do not have any trading history for our common stock, the expected volatility is based on the historical volatility of our publicly traded industry peers utilizing a period of time consistent with our estimate of expected term.

Expected Dividend Yield—We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option valuation model.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors with input from management and the assistance of third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock and in accordance with approaches and methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These include historical and projected financial information, prospects and risks, company performance, various corporate documents, capitalization and economic and financial market conditions. Management, with its third-party valuation firm, also used other economic, industry and market information obtained from other resources considered reliable.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, in assessing the need for a valuation allowance.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. We recognize interest accrued and penalties related to unrecognized tax benefits in income tax expense. We make adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of the financial statements.

BUSINESS

Our Mission

Our mission is to simplify how bills are paid.

Our Company

Paymentus is a leading provider of cloud-based bill payment technology and solutions. We deliver our next-generation product suite through a modern technology stack to more than 1,300 business clients—our billers. Our platform was used by approximately 16 million consumers and businesses in North America in December 2020 to pay their bills and engage with our billers. We serve billers of all sizes that provide non-discretionary services across a variety of industry verticals, including utilities, financial services, insurance, government, telecommunications and healthcare. By powering this comprehensive network of billers, each with their own set of bill payment requirements, we have created an enviable feedback loop that enables us to continuously drive innovation, grow our business and uniquely improve the electronic bill payment experience for everyone in the bill payment ecosystem.

Our platform provides our billers with easy-to-use, flexible and secure electronic bill payment experiences powered by an omni-channel payment infrastructure that allows consumers to pay their bills using their preferred payment type and channel. Because our platform is developed on a single code base and leverages a SaaS infrastructure, we can rapidly deploy new features and tools to our entire biller base simultaneously. Through a single point of integration to our billers’ core financial and operating systems, our mission-critical solutions provide our billers with a payments operating system that helps them collect revenue faster and more profitably and empower their consumers with the information and transparency needed to control their financial destiny.

We extend our platform’s reach through our Instant Payment Network, or IPN. This is a proprietary network, consisting of tens of thousands of billers, that connects our integrated billing, payment and reconciliation capabilities with our IPN partners’ platforms. Our IPN enables our partners, which include leading consumer brands and financial institutions, to access our next-generation electronic bill payment technology using the same integrated platform we provide directly to our billers. By being connected to our IPN, our IPN partners provide their consumers with the full capabilities of our next-generation product suite, including the ability to engage with and make payments to our large and growing base of billers. Those partners in turn expand our platform’s reach to millions of additional consumers in the United States and globally.

Paying bills is a fundamental obligation for people around the world and a recurring relationship exists between consumers and billers for non-discretionary, essential services. There were approximately 128 million households in the United States as of December 31, 2020, paying an average of ten bills per month per household. Bill payments represented 58% of total monthly expenditures among U.S. adults in a recent survey by the Federal Reserve Banks, with total estimated bill payment spending exceeding $4.6 trillion in the United States in 2020. Despite its ubiquity, the bill payment industry suffers from under-investment in technology, which creates slow, often manual and error-prone experiences for billers and consumers.

Today, most billers rely on legacy bill payment systems from financial institutions or biller-direct solutions. Both of these systems create challenges for billers and their consumers. Financial institutions often lack the ability to view billing details or obtain payment confirmation and limit payment types to their own checking accounts. Similarly, billers traditionally rely on non-integrated, multi-vendor solutions, which force consumers into a decentralized and fragmented experience. These legacy solutions result in inefficiencies in consumer communication, electronic bill presentment and payment capture, which hinder a biller’s ability to create a holistic and accurate perspective on its cash flow.

We address these inefficiencies through our cloud-native, integrated single-vendor solution. Our platform supports omni-channel, electronic bill payments across multiple commerce channels, including online, mobile, interactive voice response, or IVR, call center, chatbot and voice-based assistants. As we do not charge development or implementation fees, there is no minimum investment necessary for billers to achieve efficiencies from the use of our platform to replace some or all of their legacy bill payment systems or biller-direct solutions. We simplify how bills are paid and help our billers collect revenue faster and more profitably because our platform is:

•	Scalable: Enterprise-grade platform capable of supporting transaction growth for billers of all sizes across numerous industry verticals.

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Innovative: Artificial intelligence, or AI, and machine learning, or ML, algorithms power an omni-channel, end-to-end solution that adapts to new technologies and continuously learns from transaction activity.

•	Flexible: Platform accessible through an array of application program interfaces, or APIs, iFrames and fully hosted solutions that provide complete control over the user experience.
•	Configurable: Reconfigurable business logic that allows us to quickly implement new functionality required by new and existing billers.
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Integrated: Our library of over 350 integrations to core accounting software systems, including customer information systems, or CIS (which are software systems used to efficiently manage customer processes and data and often include bill pay, customer service and forecasting and analytics tools), and enterprise resource planning, or ERP, systems (which are software systems used to collect, store, manage and interpret data from many business activities, typically including accounting systems), helps connect disparate systems across the electronic bill payment value chain.

•	Extensible: Adaptable to new technologies and emerging payment channels, such as pay-by-text, AI-based virtual assistants and social media payments.
•	Secure: Multi-layer intrusion detection and prevention system, multi-factor authentication and encryption and tokenization designed for trust and security of transaction activity and information.

Our platform was built on more than ten years of data, investment, network scale and feedback from billers that used our platform on a daily basis. We leverage our next-generation platform and single code base to deploy new solutions across our entire biller base simultaneously. Our ability to rapidly and cost-effectively drive innovation requires a next generation platform powered by deep software integrations across the bill payment value chain, scale and data, which we believe makes our platform difficult to replicate.

Our ability to seamlessly serve billers, partners and consumers uniquely positions us at the center of a three-sided network and enables us to drive a powerful, and accelerating, flywheel effect. Our robust platform attracts billers and partners seeking to build stronger relationships with their consumers. Adding more billers and partners extends our platform’s reach to more consumers. These consumers drive more transactions to our platform, which strengthens biller and partner retention and in turn accelerates our organic growth. As we scale, we expect to drive increases in our operating leverage, which in turn enables higher profitability and more efficient biller and partner acquisition.

We captured over 15 billion unique transactional and behavioral data points from over 195 million transactions in 2020, across a network of more than 1,300 billers as of December 31, 2020 that had approximately 16 million consumers and business users in December 2020 alone. This rich data set continuously enhances our ML algorithms and AI capabilities, which power the network effects that attract billers, partners and consumers to our platform.

We rely on a diversified go-to-market strategy including direct sales, software and strategic partnerships and our IPN. While the direct sales channel is an important part of our business, we also rely on our software and strategic partners to deliver our solutions to our billers. Our software partners, such as Oracle, integrate our platform into their software products enabling us to power their bill payment capabilities. Our strategic partners, such as U.S. Bank, JPMorgan Chase and a major payroll solutions provider, refer new billers to our platform and in many cases we jointly sell to prospective customers with our strategic partners. Some of our strategic partners, particularly banks, also integrate our solutions into their platforms to provide an integrated bill presentment and omni-channel bill payment solution to their customers, and as such they are also IPN partners.

Our IPN promotes rapid adoption of our platform through partnerships with leading business networks, including:

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Banking Partners: We modernize the bill payment infrastructure of some of the largest U.S. banks, empowering their digital banking consumers with fast, secure and omni-channel payment technology by seamlessly integrating our solution into their core platforms.

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eCommerce Partner: We power electronic bill payments through the AI-assistant voice service of a leading global ecommerce retailer, enabling millions of its users to retrieve information about, and pay, their bills for all billers on our network.

•	PayPal: We enable PayPal’s U.S. consumers to pay their bills directly from PayPal apps.
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Other Partners: Other partners benefit from our IPN in a variety of ways, such as enabling bill payment for consumers at more than 70,000 retail locations. For example, we enable Walmart’s consumers to pay their bills either in-store at retail locations or online via Walmart’s retail websites or mobile apps.

Our enterprise-grade platform creates a compelling value proposition for our more than 1,300 billers as of December 31, 2020, ranging from small and midsize to large businesses. In 2020, we processed over $37.9 billion in transaction volume across a variety of industry verticals. As billers experience the benefits of our platform, they typically expand their usage. In 2020, 57% of our total dollar volume processed was in utilities, 23% in financial institutions and 16% in insurance. In addition, our biller and partner bases are diversified; in 2020, no single biller represented, and no single software, strategic or IPN partner was associated with, more than 10% of the transactions processed.

We have achieved significant growth through our capital efficient model. We generated revenue of $235.8 million in 2019 and $301.8 million in 2020, representing a year-over-year increase of 28.0%. Gross profit was $74.4 million in 2019 and $92.6 million in 2020, contribution profit was $96.7 million in 2019 and $120.5 million in 2020 and adjusted gross profit was $77.1 million in 2019 and $96.1 million in 2020. We had net income of $13.7 million in both 2019 and 2020, and adjusted EBITDA was $26.0 million in 2019 and $28.5 million in 2020. Our net cash provided by operating activities was $17.5 million in 2019 and $35.6 million in 2020, and we generated free cash flow of $6.3 million in 2019 and $20.8 million in 2020.

For the three months ended March 31, 2020 and 2021, we generated revenue of $69.6 million and $92.2 million, respectively, representing a quarter-over-quarter increase of 32.5%. Gross profit was $20.8 million and $27.5 million, contribution profit was $27.6 million and $35.1 million and adjusted gross profit was $21.6 million and $28.6 million for the three months ended March 31, 2020 and 2021, respectively. We had net income of $2.8 million and $3.6 million and adjusted EBITDA of $6.2 million and $9.4 million for the three months ended March 31, 2020 and 2021, respectively. Our net cash provided by operating activities was $4.9 million and $7.2 million and we generated free cash flow of $1.3 million and $2.8 million for the three months ended March 31, 2020 and 2021, respectively.

See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Key Performance and Non-GAAP Measures” for a discussion of the limitations of contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Our Industry

The bill payment industry is undergoing technological transformation as consumers and billers demand a straightforward and streamlined approach to electronic bill presentment and payment and consumer engagement. The following key trends are currently defining the industry:

Electronic Bill Payment Requires an Integrated, Single-vendor Solution

As electronic bill payments continue to evolve with consumer preferences, billers demand an integrated single-vendor solution suite to remain competitive. A typical electronic bill payment experience requires the coordination of multiple vendors for bill notification, presentment, various payment channels, call center support, and data and analytics. These vendors lack integration, which results in a fragmented consumer experience and increased cost to the biller. Billers that are able to access a single, integrated end-to-end solution are able to provide a seamless experience for their consumers.

Billers and Consumers Are Underserved by Financial Institutions

Traditional financial institutions have been slow to adopt digital bill payment technologies. In 2010, 38% of U.S. online consumer bill payment volume was made through a bank’s bill payment solution, but that has since decreased to 22% in 2020. We believe this reduction is driven by consistent under-investment by financial institutions in their bill payment platforms, resulting in a poor consumer experience. Consumers must generally manually add billers to a financial institution’s system and are generally limited to automated clearing house, or ACH, payments rather than omni-channel payment capabilities. Ultimately, the lack of optionality and transparency inherent to a financial institution’s bill payment solutions creates an opportunity that we seek to address.

Emerging Payment Options Through Online and Mobile Channels Are Transforming the Market

Consumers are transacting anywhere and everywhere and through different channels. With the widespread use of mobile phones and home computers, consumer devices are becoming the aggregation point for billing information. According to S&P Global Market Intelligence, in 2018, 54% of U.S. consumers pointed to bill pay among their most valued mobile banking features. As consumers move beyond paper checks and adopt emerging payment technologies, we believe the continued digitization of the bill payment industry will manifest through increased adoption of technologies such as pay by text, digital wallets and AI-based assistants. The emergence of these new technologies unlocks previously untapped opportunities to grow our network.

Data Is Being Underutilized

Consumer bill payment transactions are rich repositories of data that can be used to significantly improve the electronic bill payment experience. We believe the bill payment industry has under-invested in the technology required to capture and analyze this data. As the industry continues to evolve around changing consumer preferences and the emergence of new payment technologies, data and analytics plays an increasingly important role in improving the full transaction value chain. Our proprietary transactional data creates workflow efficiencies and provides insights (e.g., payment methods depending on bill size and bill type) that strengthen the connection between billers and consumers

Our Opportunity

The consumer bill payment market presents us with a significant opportunity. There were approximately 128 million households in the United States as of December 31, 2020, paying an average of ten bills per month per household.

According to Aite, U.S. consumers paid approximately 15.5 billion bills in 2020, which represents approximately $4.6 trillion. With less than 2% of those bills processed on our platform during the same period, we believe our platform and network positions us well to capture a meaningful portion of the market.

We believe we could address an even broader opportunity because the configurability and extensibility of our platform enables wider application of our software and solutions across different use cases and geographies. Over the long term, we intend to expand our offering to new and existing billers beyond traditional bill payments. According to the Nilson Report, global electronic payments totaled approximately $34.9 trillion in 2019.

Our Platform

Our platform is purpose-built to transform the way billers get paid and engage with their consumers. Our AI-driven SaaS platform provides a single-vendor solution that enhances the bill payment ecosystem with new functionality and added transparency. Our single code base architecture maximizes the inherent flexibility, extensibility and configurability of our solutions, which allows us to rapidly deploy our solutions to our billers.

Single Point of Access

APIs: Our easy-to-use APIs enable billers and partners to seamlessly access the entirety of our network through a single connection.

iFrames: Enables our billers and partners to exercise more control over the user experience by customizing the business logic to meet their specific requirements. Many of our billers who use iFrames have in-house IT resources but use our infrastructure for payment processing and Payment Card Industry Data Security Standard, or PCI-DSS compliance.

Fully Hosted: We also provide a fully hosted alternative for our billers. In this option, our hosted platform provides our billers the full power of our platform without incurring the cost of using their own IT resources.

Technology Solutions

Engagement: We believe billers must regularly engage with their consumers using actionable and contextualized data. Our smart notifications and messaging tools enable billers to provide billing details to their consumers, such as account status, and directly communicate with them over secure channels. Our response-time survey of hundreds of our billers’ unique consumers showed that billers who delivered billing reminders using the smart notifications and messaging tools on our platform, in addition to using outbound IVR phone calls that are also available without using our platform, received 30% more timely payments. Our engagement products help billers facilitate timely and secure bill payments, while driving digital adoption and reducing cost to serve.

Presentment: Consumers are increasingly demanding omni-channel access to their bills through their preferred engagement channels. Our solution offers electronic bill presentment across numerous channels including web, mobile, text, secure PDF, email, IVR, chatbot, social media and through our IPN partners. Our electronic bill presentment products help billers maximize their reach to accelerate revenue realization and engage consumers more efficiently.

Empowerment: Our comprehensive suite of solutions empowers consumers and billers to customize, control and enhance the bill payment experience. Consumers can control communication preferences, multi-lingual capabilities, self-directed payment scheduling, multi-account management and dispute management. Billers are able to use automated case management and configurable reporting to quickly and comprehensively provide high-quality customer service.

Payment: We believe consumers demand an omni-channel payment experience that enables use of their preferred payment type and channel. Our secure and comprehensive omni-channel payment platform supports traditional and emerging payment technologies across multiple currencies and languages. Our platform supports electronic bill payments using credit, debit, ACH and digital wallets across a variety of payment channels, including web, mobile, IVR, text, secure PDF, chatbot, agent-assisted (call center), in-person, the AI-assistant voice service of a leading global ecommerce retailer, in Walmart and certain other retail stores, and through alternative payment rails such as PayPal. We support one-time payments, as well as future-dated, recurring and payment plan transactions.

Intelligence: Electronic bill payment transactions contain a rich volume of consumer and behavioral data that can improve the bill payment experience for billers and consumers. Our AI-powered analytics engine produces data-driven insights on consumer preferences, channel usage, bill lifecycles, messaging effectiveness and paper suppression and can be used by billers to improve the consumer experience. For example, our analytics engine can analyze frequently asked questions to call centers and enable billers to quickly predict answers to those questions in the future, creating a better consumer experience with reduced cost to serve for the biller.

Technology Architecture

Single Code Base: Our extensible, cloud-based platform was built from the ground-up on a single code base with no versioning, which enables rapid deployment of new features and tools in part because there is no need to manage and reconcile separate versions of our software code. This flexibility empowers billers and partners across our network to offer their consumers the strength of our platform without paying us development or implementation fees.

AI / ML: Our platform uses AI and ML algorithms to increase efficiency and extract data-driven insights from transactions and interactions between consumers, billers, partners and our platform. These algorithms are embedded within, and enhance, each of our technology solutions to deliver a more intelligent and predictive consumer experience.

What Sets Our Platform Apart

Paymentus was built on the notion that existing bill payment systems are not equipped to handle how bills will be paid in the future. Our platform is a cloud-native solution that automates the entire bill payments lifecycle between billers and consumers through a single integration, simplifying how consumers pay bills and accelerating billers’ revenue recognition through the following characteristics:

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Scalable: Our mission-critical platform is designed to support high velocity throughput of daily, non-discretionary consumer bill payments. Our platform is capable of scaling up market to serve large billers, each processing payments for millions of bills per month, while also serving smaller billers, each processing payments for one bill per month. In 2020, we processed over 195 million bill payments and an average of over 500,000 bill payments were made each day using our platform.

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Innovative: Our AI-enabled, SaaS architecture is the foundation of our unified platform. Our ML algorithms continuously learn and self-improve from transaction activity on our platform. Our platform and our intensely client-centric approach inform our product development strategy, enabling us to offer new features and functionality that improve our value proposition to our billers.

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Flexible: We support multiple integration modalities to enhance our billers’ ability to consume the full breadth of our platform. Some of our billers use our APIs or iFrames, which offer more control over the user experience, but require our infrastructure for payment processing and PCI-DSS compliance. Other billers use our fully hosted solution because they lack requisite IT resources and must leverage our technology and customer support systems to offer an electronic bill payment experience. We also allow our billers to adopt a hybrid approach that leverages our APIs for certain environments.

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Configurable: Our platform can rapidly and cost-effectively reconfigure our business logic to accommodate the specific requirements of the different end markets we serve. In 2020, over 87% of new biller implementations were completed without any code changes or significant development costs. Once configured, we can use these solutions with new and existing billers to expand into new verticals and geographies. For example, in 2019, we developed a digital disbursement system for a biller in the insurance vertical. This product created new use cases for billers in other verticals, such as utility billers, to offer deposit refunds to consumers. By developing products through this platform approach we are able to drive additional growth and expand the reach of our platform.

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Integrated: Our library of over 350 integrations to core accounting software systems, including leading CIS and ERP systems, helps connect disparate systems across the electronic bill payment value chain. Our billers gain access to the entirety of our platform through an easy-to-deploy, single point of access. These integrations allow us to own and control the key components of the electronic bill payment value chain, including accounting and back-end integrations to CIS and ERP systems. Our portfolio of integrations span hundreds of software versions – some of which are decades old but still in use today by many of our billers – which enables us to rapidly integrate with billers. We believe competitors would need to invest significant time and resources in order to replicate our software integration portfolio.

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Extensible: Our platform is designed to integrate with new payment and consumer engagement technologies as well as new software, strategic and IPN partners. For example, through integrations with PayPal and a leading global ecommerce retailer, we have extended our platform to hundreds of millions of new consumers who wish to interact with billers in the PayPal app or through the AI-assistant voice service of a leading global ecommerce retailer.

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Secure: Biller, partner and consumer security is of paramount importance to our business. Our PCI-DSS-compliant platform offers an intrusion detection and prevention system, multi-factor authentication and encryption and tokenization capabilities. We enforce our security policies and procedures through regular internal and third party audits, 24/7 digital monitoring, continued education and sophisticated technology tools.

Our Network

Our innovative technology platform enables us to sit at the nexus of a powerful three-sided network of billers, partners and consumers. We use the power of this network to enhance the number of product features each biller uses to promote transaction growth. In 2020, our average biller used at least ten of 19 core platform features that enable billers to optimize their payment operations and user experience. Our portfolio data shows that payment adoption is highly correlated to feature utilization. By increasing feature usage, we believe we will realize an increase in transaction volume from our billers.

Our Billers

Our innovative technology platform empowers billers to offer electronic bill payment acceptance across multiple payment types, engage with their consumers and streamline their business operations efficiently and cost-effectively. We attract billers to our platform because our platform modernizes their payment infrastructure and helps them collect revenue faster and more profitably. Our platform is capable of posting payments directly to billers’ systems, which simplifies revenue operations and strengthens the relationship we have with billers.

Value Proposition to Billers

Flexible and Integrated Platform: Billers can offer their consumers a variety of traditional and emerging payment and engagement technologies that enable the billers to collect revenue faster and drive improved customer satisfaction, while reducing costs such as their PCI-DSS compliance burden. Billers have the flexibility to integrate directly to our platform through APIs, iFrames or a fully hosted solution, which allows them to cost-

effectively select and customize our solutions to fit their specific requirements. Because our platform is flexible and scalable, and since we do not charge development or implementation fees, our value proposition applies to all billers whether they ultimately choose to use our platform for all of their bills or continue using legacy bill payment systems or biller-direct solutions together with our solutions.

Long-term Growth and Operating Leverage: The scalability of our platform allows billers to capitalize on growth opportunities for their business. While helping billers grow their revenue, we also help reduce costs by leveraging our integrated technology architecture to automate manual workflows, which reduces error-prone manual data entry and efficiently reconciles payments to backend financial and operating systems.

Our Partners

As our biller base expands, we attract market-leading software, strategic and IPN partners that use our platform to power bill payment experiences within their ecosystems. Our innovative platform facilitates a modern bill presentment, consumer engagement and bill payment experience for our partners’ customers, regardless of partner type.

Software Partners: Our software partners include large third-party technology providers, such as Oracle, which integrate our platform into their software suites to power bill payments for their customers and refer billers to us. For example, ERP providers integrate our platform into their own suite of solutions to offer a comprehensive solution set that enhances their ERP software with bill presentment, consumer engagement and bill payment capabilities. In certain cases, we have revenue sharing arrangements with our software partners based on our transaction fees. In other cases, rather than a revenue sharing arrangement, we and our software partner mutually benefit from the partnership as the software partner can offer a more comprehensive solution and stronger value proposition to its customers and we receive broader reach to potential billers and consumers, an efficient biller acquisition channel and stronger biller retention from an integrated solution.

Strategic Partners: Similar to our software providers, our strategic partners refer billers to us and, in many cases, integrate our solutions into their platforms. Our strategic partners, including U.S. Bank, JPMorgan Chase and a major payroll solutions provider, work with us to offer bill presentment, consumer engagement and bill payment capabilities to their customers, which are billers. For example, a large commercial bank has many business clients who seek to improve and streamline the bill presentment and bill payment experience for their consumers. In that case, the large commercial bank partners with us to sell a joint solution. In other cases, the commercial bank may prefer to sell a white-labeled solution, which it obtains from us. Both co-sale and white-label arrangements typically involve revenue sharing agreements with the strategic partner based on the transaction fees we receive.

IPN Partners: Our IPN partners work with us to gain access to broader biller networks and provide their consumers with innovative technology to streamline bill payments. Our IPN partners include PayPal, for which we power bill payment capabilities, a leading global ecommerce retailer, through which we offer electronic bill presentment and payment via its AI-assistant voice service, and Walmart, for which we enhance in-person bill payment capability at Walmart Money Centers. Unlike software and strategic partners, IPN partners typically have direct interactions with consumers, and leverage our platform to connect to our biller network. Through this connection, consumers can initiate bill payments through our IPN partners, which we route to the billers. There are many types of IPN partners, including consumer networks, retailers, banks and financial institutions. We offer consumer networks and retailers increased engagement with consumers by enabling streamlined bill presentment payment experiences for an array of billers through their networks. We similarly offer banks and financial institutions increased engagement with their retail clients. For IPN partners, we will typically receive a fee per transaction processed through our platform and in some cases we pay a referral fee to IPN partners.

Multiple Roles for Partners: Notably, partners may fit into multiple categories, particularly banks and financial institutions. For example, a bank can be a biller, a strategic partner and an IPN partner. As a biller, the bank generates bills, such as mortgage and credit card statements. As a strategic partner, the same bank uses our platform to power an omni-channel bill payment experience for a commercial customer of the bank. In this way, that commercial customer becomes a new biller for our network. Finally, as an IPN partner, the same bank leverages our IPN network to enable a more robust bill payment experience for its business customers and consumers by, for example, enabling its business customers and those businesses’ consumers to pay bills using alternative payment channels, such as PayPal.

Value Proposition to Partners

Higher Consumer Satisfaction: Partners gain access to our network of billers and can provide turnkey electronic bill payment functionality to their consumers through flexible integration options. By integrating our platform into their ecosystems, partners can provide a more comprehensive solution and drive higher customer satisfaction.

Access to Innovative Technology Solutions: As consumers demand a more seamless and secure experience, partners require consumer engagement and payment technology that caters to the latest consumer trends. Our platform offers cutting edge technology that enables partners to grow mind and wallet share with their consumers.

Our Billers’ and Partners’ Consumers

As our platform reaches more consumers, we capture and monetize more payment transactions. In December 2020, approximately 16 million consumers and businesses used our platform to pay their bills. As consumers increasingly demand omni-channel bill payment solutions for more of their bills, we attract more billers and partners who look to our platform to meet that demand.

Value Proposition to Consumers

Next-Generation Electronic Bill Payment Tools: Consumers gain access to advanced payments functionality to streamline their omni-channel bill payment experience. Consumers can view and pay bills through a variety of payment channels and types, engage with their billers and retrieve actionable insights regarding their payments and billing history.

Control Over Financial Health: Consumers gain added control and visibility over their financial health on a daily basis through the advanced tools and features we provide. Our platform allows consumers to set the terms of their bill payments in a way that best suits their needs.

Our Revenue Model

Our revenue model is highly visible because of the mission-critical, embedded and recurring nature of the solutions we provide to billers. Our standard contract length with our billers is three to five years and we derive the majority of our revenue from a fee paid per transaction by the biller or the consumer or a combination of both. In some industries, billers pass on the transaction costs to consumers, while in other industries, the biller pays for the transaction cost, providing the bill payment free of charge to the consumer. Additionally, some billers use a hybrid approach in which the consumer and biller share the cost of the transaction fee.

Our revenue model with respect to our strategic and IPN partners is generally similar to our biller revenue model. We typically receive a fee per payment transaction from our strategic and IPN partners similar to the fee we receive from our billers. We may also have a revenue sharing arrangement for referrals, which is based on transaction fees, with both strategic and IPN partners. Our partners may choose to pay the fee, may have a biller or consumer pay the fee or may use a hybrid approach where consumers and billers share the cost. While revenue derived from or through our IPN partnerships has not been significant historically, we expect that the revenue contribution from our IPN will grow over time. Our software partners may have no fees as an integration partner or may have a revenue sharing arrangement for referrals.

Our usage-based monetization strategy aligns our economic success with the success of our billers and partners. Since we benefit from increased transactional volume, we do not charge separate license fees or implementation fees. In addition, our modern platform architecture allows us to provide integration, implementation, maintenance and upgrades at no additional cost to billers.

Why We Win

We believe our platform provides us with a differentiated position in the market, built on a foundation of the following strengths:

We Integrate and Control the Most Important Components of the Electronic Bill Payment Value Chain into a Single Point of Access

Through a single integration, we provide an end-to-end electronic bill payment solution that eliminates key pain points across the entire bill payment value chain, including:

•	consumer communication and engagement;
•	electronic bill payment and presentment;
•	payment processing for numerous payment types;
•	accounting system integration;
•	security and risk management; and
•	reporting and analytical tools.

This end-to-end functionality is supported by over 350 integrations to core accounting software suites, including market-leading CIS and ERP systems. For example, we are a preferred provider of electronic bill payment functionality for Oracle Utilities and Oracle Financials. Additionally, for our key verticals, our solutions are deeply integrated into ERP and CIS systems and workflows of our billers and partners, which provides us with differentiated access to billers, partners and consumers and supports sustainable, long-term relationships.

We Benefit from Scale, Which Results in Powerful, and Accelerating, Network Effects

As billers issue, and consumers pay, bills on our platform, we accelerate connectivity that drives an organic expansion of our network. Leveraging the data we collect through transactional activity on our network, we continue to add in-demand features and functionality that facilitate frictionless and omni-channel consumer engagement and bill payment. These new tools attract more billers and partners to our network and drive further growth in transactions and unique data, which continues to enhance the value proposition of our network. The sheer size of our network attracts new billers who view our scale as validation of our value proposition. The acceleration of this network effect relies on our differentiated position in the bill payment ecosystem, which we believe is difficult to replicate. Through this network effect, we expand the reach of our network to more billers, partners and consumers, which drives our growth.

Our Next-generation Platform is Highly Configurable and Future-ready

We architected our technology stack to be flexible, configurable and extensible in order to simplify and streamline the electronic bill payment experience. Our platform uses an advanced AI engine supported by our intellectual property portfolio that enables rapid and continuous learning and improvement. We leverage behavioral and transactional data to build next-generation tools that support the cutting edge of engagement and payment technology, including:

•	bill payment through next-generation payment channels such as social media and text;
•	AI-bots that can communicate with consumers and process payments; and
•	predictive payment alerts.

The single code base upon which our platform is built supports rapid and cost-effective deployment of an expanding capabilities footprint. For example, we developed a proprietary feature called Secure Service based on actual biller demand during the COVID-19 global pandemic. It allows billers’ customer service agents to engage with consumers without exchanging or handling sensitive financial information. This reduces or eliminates our billers’ PCI-DSS compliance burden while also allowing their customer service agents to work from home during the COVID-19 pandemic.

We Have a Large and Proprietary Data Asset

Our integrated platform, combined with our IPN, enables us to observe billing and payment interactions for thousands of billers and touches the everyday lives of millions of consumers. This provides us with a large and unique data asset. We use this data to enhance the ML algorithms that power our AI engine. We gain unique insight into the payment and behavioral patterns of consumers across their financial life as well as the manner in which billers and partners engage with consumers. Using this data to feed a continuous learning curve, our platform constantly evolves and adapts to these behavioral patterns, powering a network effect that drives higher customer satisfaction through data-driven insights, improves trust and safety and fuels further growth. For example, we use data to continuously improve the natural language processing in our chatbots and to detect and prevent fraud by identifying suspicious transaction patterns and as part of our payment authorization processes. We do not sell collected data to third parties and we only share individualized transaction data with the parties to the related transaction.

Biller and Partner Case Studies

The following are representative examples of how some of our billers and partners have benefitted from using our platform:

PayPal

Situation: PayPal, one of the world’s leading payment companies, with over 375 million active accounts worldwide as of February 2021, identified bill pay as a strategic growth opportunity. Given the domain expertise, network size and technology required to penetrate the bill pay market, PayPal embarked on an exhaustive evaluation to identify a modern platform via a partnership. PayPal concluded that the Paymentus platform combined with our IPN would enable PayPal to efficiently deliver a modernized bill pay experience for PayPal users. PayPal and Paymentus have announced a multi-faceted strategic partnership.

Solution: Using our IPN APIs, PayPal has deployed a streamlined bill pay experience within the PayPal app for its U.S. users. The newly released functionality, powered by Paymentus, enables PayPal users to get bill details, receive relevant bill notifications and make payments for many of the most commonly paid bills.

Result: In the first quarter of 2021, PayPal launched “Pay Your Bills” within the PayPal app to a portion of its U.S. users with a general launch planned during 2021. PayPal users are now able to pay thousands of billers directly from the PayPal app via our IPN.

Consumers Energy

Situation: Consumers Energy is a Fortune 500 electric and gas utility serving over 6.7 million residents in Michigan. Consumers Energy selected Paymentus to improve its billing and payment capabilities as part of a large digital customer experience improvement initiative. In addition, Consumers Energy asked Paymentus to optimize its IVR experience to reduce volume reaching its call centers.

Solution: We migrated Consumers Energy’s billing and payment operations from legacy providers to our advanced platform, integrated with Consumers Energy’s systems and configured the user experience to adhere to its brand standards and requirements.

Result: Our work with Consumers Energy resulted in a 5% improvement in customer satisfaction based on customer experience index indicators and saved Consumers Energy over $1 million in the first year. These benefits were driven by a 30% reduction in in-person payments traffic, a 27% decrease in reported payment problems and a 34% increase in the payment success rate. Operationally, we were able to reduce IVR call time by 65%, and eliminated over 102,000 calls annually that reached live agents in Consumers Energy’s call centers.

Puget Sound Energy, Inc.

Situation: Puget Sound Energy, Inc. or PSE, the largest energy utility in the state of Washington with over one million customers, embarked on a “Payment Platform Replacement Plan” as part of a broad customer transformation program. The program covered four areas: streamlining and improving billing, payment, credit and collections processes; redesigning how customers interact with PSE; improving data quality and analytics; and optimizing fieldwork through automated and mobile solutions. Paymentus was selected following a broad competitive request for proposal, or RFP, evaluation to replace multiple disparate legacy vendors and modernize PSE’s capabilities.

Solution: We implemented our omni-channel solution with direct integration into SAP, PSE’s customer information system. Multi-lingual configurations were activated as part of the deployment and our user interface editor tools were used to match PSEs branding standards. We also extended our platform to include additional payment methods PSE had not previously offered, including advanced payment methods like PayPal.

Result: We seamlessly, and without customer action, migrated over 268,000 autopay customer accounts from a legacy provider to Paymentus. In just the first month on our platform, PSE generated a 12% jump in net new autopay enrollments which was a critical part of PSE’s efforts to drive an increase in on-time payments.

Feedback from PSE customers on the new user experience powered by Paymentus:

“I wanted to send a note to whomever designed and implemented your online account payment and auto pay platform. It is one of best I’ve ever seen/used. Simple, logical, well laid out and it works. As the owner of a software company, I congratulate you. Well done!”

“Before you had to enter your billing info every time, and now my debit card is there, and I don’t have to keep entering it every month. That’s a HUGE win.”

UPS

Situation: As the world’s largest small package delivery and logistics company, UPS regularly seeks to deploy advanced digital solutions to help customers more efficiently manage the world of commerce. Recently, UPS determined that its legacy billing presentment and payment system was nearing end of life and presented a competitive disadvantage.

Solution: In 2020, after an exhaustive RFP process, UPS selected Paymentus to provide a “best-in-class” customer experience and increase digital adoption of the UPS Billing Center, its global invoicing and payment solution. The UPS Billing Center is used by customers across multiple UPS business segments and requires the ability to support local language, currency, regulatory and payment types in at least 24 countries (including the United States and Canada).

Result: In less than one year, implementation of our platform across the global UPS ecosystem has begun. When completed UPS expects to see streamlined interactions, automated processes, increased self-serve capabilities and a robust analytics suite for customers. UPS believes the Paymentus platform provides them with best-in-class capabilities and a billing system that can be personalized for customer’s individualized experiences and requirements.

Our Growth Strategies

We intend to leverage our products and industry presence to establish our platform as the industry standard for electronic bill payments for billers and partners globally. Key elements of this strategy include:

Continue to Win New Billers and Partners

We believe the majority of billers use inferior electronic bill payment platforms. We plan to continue winning new billers and partners by investing in the growth of our IPN, expanding our diversified go to market strategies and strengthening our value proposition. We intend to continue winning market share through a superior product offering that is easy to integrate and provides a feature-rich experience for our billers, partners and consumers.

Grow with Existing Billers and Partners

We believe we have a significant opportunity to leverage the full scope of our highly scalable model to drive further adoption of our platform with existing billers and partners, including our IPN partners. Adding product features and additional functionality enables us to capture more electronic bill payments, strengthens our biller and partner retention and generates more transaction revenue.

Expand into New Channels and Industry Verticals

We intend to leverage our platform to expand into new channels and new industry verticals. In particular, we anticipate growth of our IPN and additional partnerships with leading business networks to drive further expansion into new channels, such as PayPal’s bill pay app. We also intend to continue to cost-effectively expand into new verticals and expect that our expansion efforts will center on verticals with favorable bill payment characteristics such as recurring payments for non-discretionary, essential services, similar to our previous expansion into the healthcare and insurance verticals. Our configurability and platform approach to new feature development enables us to cost-effectively extend products that were initially designed for an existing vertical into powerful use cases for new verticals.

Build New Products

We believe the significant investments we have made in our technology platform are a core differentiator of our business. As billers, partners and consumers adopt new consumer engagement and bill payment technologies, we intend to continue investing in our platform in order to create innovative features and add emerging payment types that further enhance the bill payment experience.

Leverage our Platform to Expand Internationally

We believe there is global demand for electronic bill payment technology among billers with international consumers and partners that serve international billers. Although 98% of our 2020 revenue was generated in the United States, many of our largest billers serve billable consumers in international geographies and several of our partners maintain international operations. We believe this presents us with a large opportunity to expand internationally without needing to significantly increase international headcount or retain local resources to initially serve international markets. Our international growth strategy is focused on leveraging our existing biller and partner relationships and our platform is already well-positioned to quickly adapt to local payment channels and regulatory schemes. In particular, we anticipate that our near-term international growth opportunities will come through our U.S.-based billers seeking a technology platform to power bill presentment and payment in international markets within their existing industry verticals, as well as through our larger partners that serve international billers. We also expect to expand our existing presence in Canada and India over time, both within current and new industry verticals.

Pursue Selective Strategic Acquisitions

We plan to pursue strategic acquisitions that we believe will be complementary to our existing solutions, enhance our technology and increase the value proposition we deliver to our billers and partners and their consumers. For example, we may pursue acquisitions that we believe will help us expand within existing or new industry verticals and channels, accelerate our biller growth or enter new markets.

Our Platform Features

The electronic bill payment process involves more than just a payment. It requires an end-to-end engagement mechanism that facilitates communication and payment between billers, partners and consumers to ensure timely and transparent payment through a frictionless consumer experience. Various features of our platform support this:

Consumer Engagement

We enable our billers to improve their consumer engagement with targeted communications, such as smart notifications, broadcast messaging, inbound and outbound communications, and campaign management, all of which are managed by our communications management tools. Our engagement modules allow billers to communicate with consumers based on desired characteristics such as regional location, due date, account status (such as late payment), or custom logic. Our billers can also communicate new offerings, incentives for payment and new payment types (such as PayPal). In 2020, our billers sent approximately 95 million emails, sent 3 million text messages and had over 1.5 million IVR calls using our communications modules.

Bill Presentment

Billers can present electronic bills and balance amounts through the biller’s own mobile app, text, secure PDFs, IVR, and chatbots or via alternative channels such as digital wallets, the AI-assistant voice service of a leading global ecommerce retailer, PayPal’s bill pay app, social media and our other IPN Partners.

Consumer and Biller Employee Empowerment

We enable billers to empower both their consumers and employees, which significantly increases consumer satisfaction and on-time bill payment rates for many of our billers. Billers are able to empower consumers with an array of choices:

•	communications preferences – consumers can choose email, text, portal or otherwise;
•	language preferences – consumers can select their preferred language for receiving billing information and interact via IVR;
•	payment scheduling and type – consumers can schedule payments at specific times and use specific payment type to best suit their needs; and
•	multi-account management – consumers can manage multiple accounts with a single provider in one place.

We offer complementary features to our biller’s employees, including tools for automated case management, configurable reporting and “see what they see” where the customer service employees can see exactly what the consumer sees to quickly resolve problems.

We have also made significant investments in research and development, including in an automated, streamlined onboarding experience to help our billers go live faster and in self-service features to help billers quickly adapt to consumer needs.

Payment Types

We have significantly invested in innovative payment types to provide billers a seamless, omni-channel suite of tools. We believe no other provider in our markets offers a similar array of easy-to-implement options.

These features are seamlessly integrated with our engagement and empowerment tools to provide a superior consumer and biller experience. Our platform supports a variety of payment types, including

•	ACH and eCheck;
•	debit card;
•	credit card; and
•	emerging payment types.

Emerging payment types include PayPal, Venmo, PayPal Credit, Apple Pay, Google Pay and Amazon Pay. These payment types are gaining increasing traction with consumers, and as a result, are viewed as increasingly important by billers.

Payment Channels

Our platform offers an omni-channel payment infrastructure, which means that it enables bill payments through all the traditional payment channels billers and consumers expect, as well as many emerging payment channels. These include web portal, mobile, IVR, text, secure PDF, chatbot, agent-assisted (call center), in-person, the AI-assistant voice service of a leading global ecommerce retailer,, in Walmart stores and through alternative payment rails such as PayPal. Key features and examples of several of these channels are described and illustrated in the following pages.

Chatbot: Enable billers to engage with consumers through an automated, AI-powered interface that constantly improves the customer service experience through data-driven insights.

PayPal App: Leveraging our APIs, PayPal’s U.S. consumers can pay their bills directly from PayPal.

Secure Service: Our patented Secure Service feature enables billers to accept payments over the phone while minimizing PCI-DSS compliance risk. Many billers avoid accepting payment information over the phone by directing consumers to websites or automated phone systems, which creates poor experiences and results in abandoned payments. Our Secure Service allows the biller’s employee and the consumer to remain connected throughout the process, while removing the biller’s employee from PCI-DSS scope by concealing payment details. As a result, the transaction is able to be completed securely and the consumer can be returned to the same employee directly on completion.

AI-assistant Voice Service: We power bill payments for the AI-assistant voice service of a leading global ecommerce retailer, enabling millions of its users to retrieve information about, and pay, their bills for all billers on our network using voice commands.

Text-based: Pay by text leverages our text based bill presentment technology for a text payment authorization, which then uses stored payment types in the consumer’s account.

IVR: Interactive voice response is a powerful tool to make payments and check balances, and is available in multi-lingual options.

Agent-assisted Call Center Payments: Our agent-assisted call center capability enables a biller to support and assist their consumers with bill payments and other related issues.

Portal: Our bill payment portal enables billers to provide advanced usage and consumption data to their consumers such as power use by day.

Customer Portal

- Accounts
- Pay My Bill
- My Usage
- AutoPay
- Bill History
- Payment History
- My Wallet
- Settings
- Logout

Powered by Paymentus

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Last login was on
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My Usage

Account

Electricity Bill Account #6759371 200 Main St Anywhere, USA 12345

Current Billing Period
April 3 - April 14

530 kWh

Previous Billing Period
March 3 - April 2

1,238 kWh

Billed Amount: $218.34

Previous Day
April 14

34 kWh

Last reading 2pm Apr 15

Last 30 Days Usage

Last 30 Days Usage

Total Usage: 1,238 kWh

kWh
65
60
55
50
45
40
35
30
25
20
16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Mar
Apr
Usage
Zero Usage
No Available Data
Billing Period Start

In-person Payments: We also power in-person payments, which include payments at kiosks or a counter for point-of-sale transactions. This is particularly appealing for many billers who may have a local customer service center.

Payment Timing

We support an array of timing alternatives including one-time guest payments, recurring payments, future-dated payments, multiple payments and payment plans.

Schedule New Payment Plan

Payment Schedule Details

Account	Total Amount Due
Medical Treatment #6579272	**$2000.00**

Option 2

Choose the payment frequency

- ○ On the Due Date of each bill
- ○ Monthly
- ○ Semi-monthly
- ○ Weekly
- ○ Bi-weekly

Select an End Date (optional)

mm/dd/yyyy [?]

Set Payment Amount [?]

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How to Schedule a Payment Plan

1. Select an account
2. Choose preferred payment method
3. **Determine the payment option best suited for your needs**
4. Choose how and when to be notified of payment receipt

Our Technology

Our technology architecture has been built from the ground up with a flexible SaaS, fully unified, multi-tenant architecture. Our code base is built on a single version, which facilitates easy and rapid deployment of value-added features, functionality and integrations that can be used by all of our billers and partners.

To achieve excess system capacity we use multiple processors, run the same tasks in parallel on multiple servers, which is often referred to as “modern clustering,” and distribute tasks over multiple computers to make processing more efficient, which is often referred to as “load balancing.” To enhance system reliability, we have implemented an active-active mirrored topology with multi-layer redundancy and no single points of failure for our data backups. All data transmitted and stored is fully encrypted and tokenized, and an AI-based intrusion detection system monitors and detects threats with the ability to self-cure detected incidents to mitigate adverse impacts. We remain focused on adhering to industry standard security and best practices. Our business and operations undergo regular third-party audits and are compliant with PCI-DSS Level One for credit card payments, Nacha Operating rules for ACH payments and applicable HIPAA requirements for our healthcare billers.

Our Go-to-Market Strategy

We employ a diversified go-to-market strategy that leverages targeted marketing efforts, a direct sales team and relationships with technology partners as we seek to acquire billers in an efficient manner. Our marketing strategy targets prospective billers through industry- and role-based marketing efforts at trade shows and industry events, direct marketing and social media programs. We also leverage partnerships and referral relationships of various types.

Our direct sales team is responsible for outbound lead generation, driving new business and helping to manage account relationships and renewals. Our sales team also maintains close relationships with existing billers and acts as an advisor to each biller to help identify and understand their specific needs, challenges, goals and opportunities.

We also leverage strong relationships with our partners to extend the reach of our platform and receive new biller referrals. Our software partners, including Oracle, integrate our platform into their software products, enabling us to power their bill payment capabilities for their consumers. Our strategic partners, including U.S. Bank,

JPMorgan Chase and a major payroll solutions provider, also refer new billers to our platform. Our software is regularly integrated with our software partners’ offerings and with the software suites of other market-leading software providers commonly used by our billers, including SAP and Guidewire, in each case to power electronic bill payment functions for our billers and their consumers.

We also benefit from the significant reach of our IPN. Through partnerships with PayPal, a leading global ecommerce retailer and financial institution partners, our platform reaches millions of consumers. Jointly delivering our platform with our software and strategic partners provides consistency of approach and a high-quality experience for billers, partners and consumers.

Our Competition

Our primary competition has historically been legacy solution providers and systems internally developed by financial institutions for bill presentment and payment services. The legacy solution providers have generally either served the financial services or the biller market individually. In both markets, legacy solution providers offer solutions for in-person cash payments, check-based mail payments, prior-generation IVR, phone-based payments and web-based payments, as well as a variety of point solutions for various payment needs. These solutions are often built via acquisitions and frequently not well integrated based on data architectures.

In the financial services market, providers integrate into a bank’s online banking system. They offer access to a limited number of electronic bills, so only a fraction can be reviewed before deciding on payment. Once the consumer decides to pay the bill, the provider generally only allows for one type of payment, limiting the ability of consumers to use credit or other alternatives. The bank-based payments are slow, sometimes taking up to three days to reach a biller, so a consumer is not able to make a same-day payment, which is important to 81% of consumers.

In the biller-direct market, legacy providers have been slow to respond to biller and consumer needs because their systems are expensive to maintain and are not nimble enough to keep up with the pace of innovation. As a result, they do not offer the breadth of channels and payment methods demanded by consumers, nor the integration and analytics capabilities required by billers.

We believe these solutions lack the modern infrastructure necessary to provide billers and consumers with an omni-channel electronic bill payment experience enhanced by AI, ML and contextualized data. We believe the strength and agility of our platform will drive our success in growing our business by demonstrating to billers and partners that our platform delivers superior business outcomes to those of third-party vendors or internally developed systems.

While competitive factors and their relative importance can vary, in general, we will be assessed on a number of factors including security, reliability, breadth and depth of functionality, ease of deployment and implementation speed, total cost of ownership and return on investment, customer satisfaction, customer service, partnerships, brand awareness and reputation and the ability to provide contextualized and actionable data-driven insights that improve the transaction experience. We believe we compete favorably on all of these factors.

Our Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual rights, to protect our proprietary software and our brands. We have obtained or applied for patent protection in the United States on certain material aspects of our proprietary technologies and we have registered or applied to register certain of our trademarks in the United States. In addition to the intellectual property that we own, we license certain technologies and intellectual property from third parties, including software that is incorporated in our platform. We generally control access to and use of our software and other proprietary or confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties who have access to our software and other confidential information.

As of March 31, 2021, we held 12 issued U.S. patents and one issued Canadian patent related to our proprietary technologies. As of March 31, 2021, we also held one allowed, five published and two pending U.S. patent applications. If our currently issued patents are maintained until the end of their terms, they will expire between 2025 and 2038. The expiration of these patents is not reasonably likely to have a material adverse effect on our business, financial condition or results of operations. In addition, as of March 31, 2021, we owned five registered trademarks and three pending trademark applications in the United States.

For additional discussion of how intellectual property protection affects our business, see the section titled “Risk Factors—Risks Related to Our Technology and Intellectual Property.”

Government Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. Certain of our services are also subject to rules promulgated by various card and payment networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

Our billers and partners and their consumers store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, handle, transmit, use and otherwise process personal and business information and other data from and about actual and prospective billers and partners, as well as our employees and service providers. As a result, we and our handling of data are subject to a variety of laws, rules and regulations relating to privacy, data protection and information security, including regulation by various governmental authorities, such as the FTC, and various state, local and foreign agencies. Our data handling and processing activities are also subject to contractual obligations and industry standard requirements. The U.S. federal and various state and foreign governments have also adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. The legislative and regulatory landscapes for privacy, data protection and information security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business.

In the United States, various laws and regulations apply to the security, collection, processing, storage, use, disclosure and other processing of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state and local laws relating to privacy and data security. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data. In addition, many states in which we operate have enacted laws that protect the privacy and security of sensitive and personal data, such as the CCPA and the CPRA in California. Certain other state laws impose similar privacy obligations, and all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. In addition, several foreign countries and governmental bodies, including the EU, have established their own laws, rules and regulations addressing privacy, data protection and information security with regard to the handling and processing of sensitive and personal data obtained from their residents with which we or our billers or partners may need to comply. These laws and regulations, such as the GDPR, are in certain cases more restrictive than those in the United States. Because we process individually identifiable protected health information in certain cases, we are also subject to certain obligations under HIPAA, as amended by HITECH, as well as certain state laws and related contractual obligations.

We are also subject to the rules and standards of Visa, Mastercard, American Express, NACHA and INTERAC and other payment networks and their participants. In order to provide our payment processing services, we must be registered either indirectly or directly as service providers with the payment networks that we use. As such, we are subject to applicable card association and payment network rules, standards and regulations, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations or networks for certain acts or omissions. Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of consumer data and environments. Failure to comply with the networks’ requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our registration with the relevant payment networks and therefore require us to limit or cease providing the relevant payment processing services. It could also cause existing billers or partners, their consumers or other third parties to cease using or referring our services or prospective billers or partners to terminate negotiations with us.

Further, we and our partners and billers are subject to a variety of U.S. state and federal laws, rules and regulations related to telemarketing, recording and monitoring of communications, such as the TCPA, the CAN-SPAM Act and others, because our platform enables our billers and partners to communicate directly with their consumers, including via e-mail, text messages and calls, and also enables recording and monitoring of calls between our billers and partners and their consumers for training and quality assurance purposes.

In addition to the laws and regulations described above, various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues which are or may be applicable to us and may impact our business. These issues include identity theft, account management guidelines, privacy, disclosure rules, cybersecurity and marketing. The laws and regulations relating to privacy, data protection and information security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. As our business continues to develop and expand, including internationally, we continue to monitor the additional laws and regulations that may become relevant. Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, including class action litigation, consent decrees and injunctions, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, damages, fines, penalties, adverse publicity, reputational damage and constraints on our ability to continue to operate.

For additional discussion on governmental regulation and payment network operating rules affecting our business, please see the section titled “Risk Factors—Risks Related to Regulation.”

Employees and Human Capital Resources

As of March 31, 2021, we employed 916 full-time employees and no part-time employees. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees and consultants. We believe we provide our employees significant ongoing career growth opportunities in an exciting growth company and industry. The principal purpose of our incentive programs is to attract, retain and reward personnel in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

We are headquartered in Redmond, Washington. We also lease office space in Charlotte, North Carolina, Richmond Hill, Canada (part of the Greater Toronto Area) and Blacksburg, Virginia, as well as in Delhi, Gurugram and Punjab, India. The table below sets forth certain information regarding these properties, all of which are leased.

Location	Type	Square Footage (approximate)	Lease Expiration
Redmond, Washington	Corporate headquarters	36,000	August 30, 2022
Charlotte, North Carolina	Office space	33,500	November 30, 2021
Richmond Hill, Canada	Office space	56,000	March 31, 2031
Richmond Hill, Canada(1)	Office space	30,700	May 31, 2021
Blacksburg, Virginia	Office space	6,000	January 31, 2022
Delhi, India	Office space	4,000	October 23, 2028
Gurugram, India	Office space	24,500	February 28, 2029
Punjab, India	Office space	12,000	December 31, 2022

(1)	We intend to extend this lease until May 31, 2022 but only with respect to approximately 3,000 square feet.

For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements or use alternate facilities. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

Legal Proceedings

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of our business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 31, 2021:

Name	Age	Position(s)
Executive Officers
Dushyant Sharma	52	Chairman, President and Chief Executive Officer
Matt Parson	46	Chief Financial Officer
Gerasimos (Jerry) Portocalis	56	Chief Commercial Officer
John Morrow	51	General Counsel and Secretary

Non-employee Directors
William Ingram(1)(3)	64	Director
Jason Klein(1)(2)	48	Director
Adam Malinowski	34	Director
Robert Palumbo(2)(3)	55	Director
Gary Trainor(1)	68	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Dushyant Sharma, our founder, has served as president, chief executive officer and a member of our board of directors since our inception, and is also currently serving as our chairman. Before founding Paymentus, Mr. Sharma cofounded Derivion Corporation, a SaaS-based electronic billing company, in 1998. Derivion was acquired in 2001 by Metavante Corporation, a banking and payment technologies provider. Mr. Sharma continued employment with Metavante from May 2001 to November 2004. Mr. Sharma holds a bachelor of engineering in computer science and engineering from Marathwada University, India.

Matt Parson has served as our chief financial officer since August 2020. Prior to joining Paymentus, Mr. Parson served as chief financial officer and senior vice president, operations, of CloudBees, Inc., an enterprise software delivery company, from January 2018 to August 2020. Prior to that, Mr. Parson served in various finance roles at Red Hat, Inc., a provider of enterprise open source solutions, from June 2005 to December 2017, most recently as treasurer. Mr. Parson holds an M.S. and a B.S. in accounting from North Carolina State University.

Jerry Portocalis has served as our chief commercial officer since October 2020 and prior to that served as our senior vice president, sales and operations since October 2012. Prior to joining Paymentus, Mr. Portocalis served as president and chief executive officer of QT Technologies, a business-process outsourcing and e-payments company, from October 2006 to March 2012. Mr. Portocalis was also previously an executive founder of the BillMatrix Corporation, a Fiserv company providing business-to-business and business-to-consumer e-payment solutions, from March 1999 to October 2006, most recently as executive vice president, sales, marketing and client services. Mr. Portocalis holds an M.B.A. from California State University, East Bay and a B.S. in marketing from Northern Illinois University.

John Morrow has served as our general counsel and secretary since April 2020. Prior to joining Paymentus, Mr. Morrow served as general counsel and secretary, and in various corporate development positions, at Apptio, Inc., a SaaS provider of technology business management solutions, from September 2014 to March 2020, most recently as chief administrative officer, general counsel and secretary. From June 2006 to March 2014, Mr. Morrow was with Vertafore, a leading insurance technology provider, in a variety of roles, including senior vice president, corporate development, general counsel and secretary. Mr. Morrow was previously a shareholder at Heller Ehrman LLP, and held positions at Venture Law Group and Baker & Hostetler LLP. Mr. Morrow holds a J.D. from the University of Notre Dame Law School and a B.A. in political science from DePauw University.

Non-employee Directors

William Ingram has served as a member of our board of directors since February 2021. Mr. Ingram previously served as the chief financial officer and treasurer of Avalara, Inc., a provider of software for automated tax compliance that is listed on the New York Stock Exchange, from December 2015 to March 2020. Prior to joining

Avalara, Mr. Ingram served as interim chief financial officer of Khan Academy, a provider of online learning resources, from April 2015 to December 2015. Mr. Ingram also held various executive roles at Leap Wireless International, Inc., the parent company of Cricket Wireless, a wireless telecommunications provider, including executive vice president and chief of strategy, from August 2007 to March 2014, and with the acquiring company, AT&T, from March 2014 to January 2015. Mr. Ingram currently serves on the board of directors of Avalara and CCC Information Services, Inc. Mr. Ingram holds a B.A. in economics from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Ingram’s experience in the areas of corporate strategy, finance and business transactions, as well as his experience working with other public technology and software companies, qualify him to serve on our board of directors.

Jason Klein has served as a member of our board of directors since September 2011. Mr. Klein is a managing director at AKKR and joined the firm during its inaugural fund in May 2005. He has served on the board of many companies and currently serves on the board of several of AKKR’s private portfolio companies. Mr. Klein holds an M.B.A. in finance and strategic management from the Wharton School at the University of Pennsylvania and a B.S. in finance and accounting from the Pennsylvania State University. Mr. Klein is a certified public accountant (inactive) and holds the chartered financial analyst designation. We believe Mr. Klein’s experience in the areas of corporate strategy, finance, business transactions and software investments, as well as his extensive experience serving on other boards of directors, qualify him to serve on our board of directors.

Adam Malinowski has served as a member of our board of directors since April 2019. Mr. Malinowski has served as an investment professional at AKKR since August 2010, and currently serves on the board of several of AKKR’s private portfolio companies. Mr. Malinowski holds a B.S. in business administration and a B.A. in economics from the University of California, Berkeley. We believe Mr. Malinowski’s experience in the areas of corporate strategy, finance, business transactions and software investments qualifies him to serve on our board of directors.

Robert Palumbo has served as a member of our board of directors since September 2011. Mr. Palumbo has served as managing director and founding partner of AKKR since November 2004, and currently serves on the board of several of AKKR’s private portfolio companies. Mr. Palumbo holds an A.B. from Princeton University. We believe Mr. Palumbo’s experience in the areas of corporate strategy, finance, investment banking, business transactions and software investments, as well as his experience working with other technology and software companies, qualify him to serve on our board of directors.

Gary Trainor has served as a member of our board of directors since September 2011, and served as our executive chairman from September 2011 to September 2013. Mr. Trainor has served as executive chairman of EasyWorkforce, a workforce management software company, since September 2020, Mindmarker Corporation, a learning software platform company, since August 2020, and Flores & Associates, a national benefits administrator, since April 2020, as well as chief executive officer of CFH Strategic Investment I, LLC, a family office, since March 2018. Mr. Trainor previously served as chief executive officer of Viventium Software from December 2014 to March 2018 and Infinisource (now iSolved Benefit Services) from September 2011 to January 2014, both SaaS-based human capital management software providers. Earlier in his career, Mr. Trainor served as division president at First Data and ADP. Mr. Trainor holds an M.B.A. from Fairleigh Dickinson University and a B.A. in business administration from Rutgers University. We believe Mr. Trainor’s extensive industry and management experience, including at other SaaS companies, qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we have entered into a stockholders agreement with AKKR and Mr. Sharma, Ashigrace LLC, or Ashigrace, which is an entity under the control of Mr. Sharma, and certain trusts affiliated with Mr. Sharma, which we collectively refer to as the Sharma parties. The stockholders agreement contemplates that our board of directors may have up to nine members and provides that, for so long as AKKR or certain of its permitted transferees hold more of our outstanding common stock than the Sharma parties, AKKR will have the right to nominate (x) five directors to our board of directors for so long as AKKR beneficially owns at least 10% of our outstanding common stock and (y) two directors to our board of directors for so long as AKKR beneficially owns at least 5% but less than 10% of our outstanding common stock. Moreover, after such time as AKKR ceases to hold more of our outstanding common stock than the Sharma parties, AKKR will continue to have the right to nominate two directors to our board of directors until such time as AKKR ceases to beneficially own at least 5% of our outstanding common stock. In addition, for so long as the Sharma parties own at least 5% of our outstanding common stock or Mr. Sharma serves as our chief executive officer, the Sharma parties will have the right to nominate Mr. Sharma to our board of directors. The stockholders agreement further provides that any directors other than those nominated by AKKR or the Sharma parties will be independent directors.

Upon the completion of this offering, Messrs. Klein, Malinowski and Palumbo will serve on our board of directors as AKKR nominees, Mr. Sharma will serve on our board of directors and as our chief executive officer and Messrs. Ingram and Trainor will serve as independent directors. We will add at least one more independent director to our board of directors within a year of our listing date on the New York Stock Exchange, to comply with the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange for audit committee members.

Classified Board

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Under the stockholders agreement, each class will be required to have at least one seat for an AKKR director for so long as AKKR is entitled to nominate five directors and thereafter AKKR directors shall serve in separate classes for so long as AKKR is entitled to nominate two directors.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Ingram and Palumbo, and their terms will expire at the annual meeting of stockholders to be held in 2022;
•	the Class II directors will be Messrs. Malinowski and Trainor, and their terms will expire at the annual meeting of stockholders to be held in 2023; and
•	the Class III directors will be Messrs. Klein and Sharma, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Washington Law.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that each of Messrs. Ingram, Klein, Malinowski, Palumbo and Trainor, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Controlled Company

Upon the completion of this offering and the concurrent private placement, AKKR will continue to control a majority of the voting power represented by our capital stock. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. Under these corporate governance rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to rely on the foregoing exemptions provided to controlled companies under the corporate governance rules of the New York Stock Exchange. Therefore, immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee or an entirely independent compensation committee, and may not perform annual performance evaluations of the nominating and corporate governance committee and compensation committee unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods. See the section titled “Risk Factors—Risks Related to Our Class A Common Stock and this Offering—We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for New York Stock Exchange-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.”

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that, if our board of directors does not have an independent chairperson, then our board of directors will appoint a lead independent director. Our board of directors has appointed Mr. Palumbo to serve as our lead independent director. As lead independent director, Mr. Palumbo will call and preside over periodic meetings of our independent directors, serve as a liaison between our chairperson and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Under the stockholders agreement, for so long as AKKR is entitled to designate one or more directors to our board of directors, AKKR will also be entitled to designate at least one member of each committee of our board of directors, subject to the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit Committee

The members of our audit committee are Messrs. Ingram, Klein and Trainor, with Mr. Ingram serving as chairperson. As of the date of this prospectus, each of Messrs. Ingram and Trainor meets the independence requirements for audit committee members under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. Each member of our audit committee also meets the financial literacy requirements of the listing standards of the New York Stock Exchange. In addition, our board of directors has determined that each of Messrs. Ingram and Trainor is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

Our audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;

•	evaluate the independence and qualifications of our independent registered public accounting firm;
•	review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•	review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•	discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•	oversee the design, implementation and performance of our internal audit function, if any;
•	set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•	review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers;
•	review, approve and monitor related party transactions as specified in our related person transactions policy;
•

adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•	review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

The members of our compensation committee are Messrs. Klein and Palumbo, with Mr. Palumbo serving as chairperson. As of the date of this prospectus, each of Messrs. Klein and Palumbo meets the independence requirements for compensation committee members under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Our compensation committee will, among other things:

•	review and approve the compensation for our executive officers, including our chief executive officer;
•	review, approve and administer our employee benefit and equity incentive plans;
•	establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•	approve the creation or revision of any clawback policy;
•

review, approve and monitor ordinary course compensation of any immediate family member of a related person that would constitute a related person transaction as specified in our related person transactions policy; and

•	determine non-employee director compensation.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Ingram and Palumbo, with Mr. Palumbo serving as chairperson. As of the date of this prospectus, each of Messrs. Ingram and Palumbo meets the independence requirements for nominating and corporate governance committee members under the applicable listing standards of the New York Stock Exchange.

Our nominating and corporate governance committee will, among other things:

•	review, assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•

identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors, subject to the director nomination rights in the stockholders agreement;

•	develop policies and procedures for considering stockholder nominees for election to our board of directors;
•	review our succession planning process for our chief executive officer and any other members of our executive management team;
•	review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;
•	review and make recommendations to our board of directors regarding our corporate governance guidelines and corporate governance framework;
•	oversee director orientation for new directors and continuing education for our directors;
•	oversee the evaluation of the performance of our board of directors and its committees; and
•	administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Klein and Palumbo. Neither of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

The compensation paid to Mr. Sharma in 2020 in respect of his employment is included in the “Summary Compensation Table for Fiscal Year 2020” in the section titled “Executive Compensation.” No compensation was paid or provided to the directors affiliated with AKKR in 2020.

In February 2021, our compensation committee retained Compensia, Inc., or Compensia, a third-party compensation consultant, to provide our board of directors and its compensation committee with an analysis of publicly available market data and assistance in determining compensation to be provided to our non‑employee directors on and after the effective date of the registration statement of which this prospectus forms a part. Based on the discussions with and assistance from Compensia, our board of directors has adopted, and our stockholders have approved, an outside director compensation policy that provides for certain compensation to our non‑employee directors effective on and after the effective date of the registration statement of which this prospectus forms a part. Our board of directors or any committee of our board of directors that has been designated appropriate authority to administer our outside director compensation policy may amend, alter, suspend or terminate such policy at any time and for any reason.

Cash Compensation

The outside director compensation policy provides for the following cash compensation program for our non‑employee directors, effective upon the effective date of the registration statement of which this prospectus forms a part:

•	$30,000 per year for service as a non‑employee director;
•	$15,000 per year for service as lead independent director;
•	$20,000 per year for service as chairperson of the audit committee;
•	$10,000 per year for service as a member of the audit committee;
•	$12,000 per year for service as chairperson of the compensation committee;
•	$6,000 per year for service as a member of the compensation committee;
•	$8,000 per year for service as chairperson of the nominating and corporate governance committee; and
•	$4,000 per year for service as a member of the nominating and corporate governance committee.

Each non‑employee director who serves as a committee chair will receive only the cash retainer fee as the chair of the committee but not the cash retainer fee as a member of that committee. The non-employee director who serves as the lead independent director will receive the cash retainer fee for services provided in such role as well as the cash retainer fee as a non-employee director. These fees to our non‑employee directors will be paid quarterly in arrears on a prorated basis. However, our outside director compensation policy provides that any non-employee director who served as a director at any time prior to December 31, 2020, will not be eligible to receive the cash retainer fees described above. Accordingly, Messrs. Klein, Malinowski, Palumbo and Trainor will not be paid any cash retainer fees under our outside director compensation policy for service on our board of directors.

Under our outside director compensation policy, we will reimburse our non‑employee directors for reasonable travel expenses to attend meetings of our board of directors and its committees.

Equity Compensation

Initial Award

Pursuant to our outside director compensation policy, each person who first becomes a non‑employee director after the effective date of such policy will receive, on the first trading day on or after the date that the person first becomes a non‑employee director, an initial award, or the Initial Award, of restricted stock units covering shares of our Class A common stock with a value of $340,000. Such value will be equivalent to the fair market value of the shares subject to such Initial Award on its grant date (provided that any resulting fractional shares will be rounded down to the nearest whole share). The Initial Award will be scheduled to vest as to one-third of the shares subject to the Initial Award on each of the one-, two-, and three-year anniversaries of its grant date, in each case subject to continued services with us through the applicable vesting date. If the person was a member of our board of directors and also an employee, then becoming a non‑employee director due to termination of employment will not entitle the person to an Initial Award.

Annual Award

On the first trading day immediately after the date of each annual meeting of our stockholders that occurs following the effective date of our outside director compensation policy, each non-employee director automatically will receive an annual award, or the Annual Award, of restricted stock units covering shares of our Class A common stock with a value of $170,000. If an individual commences service as a non-employee director after the date of the second most recent annual meeting of our stockholders prior to the Annual Award’s grant date (or if there is no such prior annual meeting, after the effective date of our outside director compensation policy), then the Annual Award granted to such individual will be prorated based on the number of months that the individual served as a non-employee director during the 12-month period preceding the most recent annual meeting of our stockholders. The value of the Annual Award will be equivalent to the fair market value of the shares subject to such Annual Award on its grant date (provided that any resulting fractional shares will be rounded down to the nearest whole share). Each Annual Award will be scheduled to vest as to all of the shares subject to the Annual Award on the earlier of the one-year anniversary of its grant date, or the date of the next annual meeting of stockholders that occurs after the grant date of the Annual Award, subject to continued service with us through the applicable vesting date.

Notwithstanding the above terms, our outside director compensation policy provides that any non-employee director who served as a director at any time prior to December 31, 2020, will not be eligible to receive any equity awards under our outside director compensation policy, including Annual Awards. Accordingly, Messrs. Klein, Malinowski, Palumbo and Trainor will not be granted equity awards pursuant to our outside director compensation policy for service on our board of directors.

Change in Control

In the event of our change in control, as defined in the 2021 Plan, each non‑employee director’s then outstanding equity awards covering shares of our common stock granted to him or her while a non-employee director will accelerate vesting in full, provided that he or she remains a non‑employee director through the date of our change in control.

Other Award Terms

Each Initial Award and Annual Award will be granted under and be subject to the terms and conditions of the 2021 Plan (or its successor plan, as applicable) and form of award agreement under such plan.

Director Compensation Limits

Our outside director compensation policy provides that in any fiscal year, a non‑employee director may be paid cash compensation and granted equity awards with an aggregate value of no more than $550,000 (with the value of equity awards based on the grant date fair value determined in accordance with U.S. GAAP for purposes of this limit), with such limit increased to $750,000 for the fiscal year of his or her initial service as a non‑employee director. Equity awards granted or other compensation provided to a non‑employee director for his or her services as an employee or consultant (other than a non‑employee director), or granted or provided before the effective date of the registration statement of which this prospectus forms a part, will not count toward this annual limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors in the future.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will provide for the indemnification of our directors and officers to the fullest extent permitted by the DGCL. In addition, our certificate of incorporation will provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we have entered into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2020, were:

•	Dushyant Sharma, our chairman, president and chief executive officer;
•	Matt Parson, our chief financial officer; and
•	John Morrow, our general counsel and secretary.

Summary Compensation Table for Fiscal Year 2020

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2020:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Dushyant Sharma Chairman, President and Chief Executive Officer	2020	350,000	—	700,000	690	1,050,690
Matt Parson(4) Chief Financial Officer	2020	142,500	1,240,505	100,000	169	1,483,174
John Morrow(5) General Counsel and Secretary	2020	212,500	428,990	150,000	489	791,979

(1)

In accordance with SEC rules, the amounts represent the aggregate grant date fair value of stock options granted during 2020 computed in accordance with Accounting Standards Codification, or ASC, Topic 718, rather than the amounts paid or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all stock options granted to our named executive officers in Note 13 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts represent bonuses earned and payable upon the achievement of corporate objectives, all of which will be paid in 2021. See the section titled “—Non-equity Incentive Plan Compensation.”
(3)	The amounts represent the value of group term life insurance premiums paid by us.
(4)	Mr. Parson joined us in August 2020.
(5)	Mr. Morrow joined us in April 2020.

Outstanding Equity Awards at December 31, 2020

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

		Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dushyant Sharma	01/25/2019(1)	1,266,865	2,038,005	8.66	04/09/2029
Matt Parson	08/10/2020(1)(2)	—	335,000	8.66	08/20/2030
John Morrow	04/16/2020(1)(3)	—	115,500	8.66	05/14/2030

(1)

Stock options are scheduled to vest over five years, with 20% vesting on the first anniversary of the vesting commencement date and 1.6667% vesting thereafter on each monthly anniversary of the vesting commencement date, subject to continued employment with us through the applicable vesting date.

(2)

Vesting is subject to acceleration if, immediately prior to a change of control, less than 235,000 shares underlying the stock option have vested, subject to continued employment by us through the time of such acceleration. In such event, immediately prior to such change of control, vesting shall be accelerated such that only 100,000 shares underlying the stock option remain unvested, and such 100,000 unvested shares shall vest in 12 equal monthly installments beginning on the one-month anniversary of the consummation of the change of control.

(3)

Vesting is subject to acceleration if a change of control occurs on or prior to April 16, 2024, subject to continued employment by us through the time of such acceleration. In such event, immediately prior to such change of control, vesting shall be accelerated such that only 20,000 shares underlying the stock option remain unvested, and such 20,000 unvested shares shall vest in 12 equal monthly installments beginning on the one-month anniversary of the consummation of the change of control.

Non-equity Incentive Plan Compensation

Each of our named executive officers was eligible to receive a cash bonus for 2020 based on attainment of certain corporate objectives achieved during 2020. Our compensation committee, in its discretion, may increase, reduce or eliminate bonuses for 2020, taking into consideration any factors that it deemed relevant in assessing performance and determining appropriate bonus amounts. For 2020, the annual target bonus opportunity for each of Messrs. Sharma, Parson and Morrow was $600,000, $240,000 and $200,000, respectively, provided that Messrs. Parson and Morrow were eligible in 2020 for a prorated portion of such target bonus opportunities that reflects their partial year of employment. The corporate objectives for 2020 related to our revenue, profitability and certain strategic goals, each allocated specific weightings. At the beginning of 2021, our compensation committee reviewed the extent of attainment of the corporate objectives for each of our named executive officers as well as other significant achievements and individual performance during the year, and determined that the amounts set forth in the “Summary Compensation Table for Fiscal Year 2020” under the column “Non-Equity Incentive Plan Compensation” be paid to the named executive officers. The bonus awards were paid to the named executive officers in February 2021.

Named Executive Officer Employment Arrangements

We have entered into a confirmatory employment letter setting forth the terms and conditions of employment with each of our named executive officers as described below.

Dushyant Sharma

We have entered into a confirmatory employment letter with Mr. Sharma, our chairman, president and chief executive officer. The confirmatory employment letter has no specific term and provides that Mr. Sharma is an at-will employee. Mr. Sharma’s current annual base salary is $350,000 and he is eligible for a target cash incentive payment for our 2021 fiscal year equal to $675,000.

Matt Parson

We have entered into a confirmatory employment letter with Mr. Parson, our chief financial officer. The confirmatory employment letter has no specific term and provides that Mr. Parson is an at-will employee. Mr. Parson’s current annual base salary is $360,000 and he is eligible for a target cash incentive payment for our 2021 fiscal year equal to $240,000.

John Morrow

We have entered into a confirmatory employment letter with Mr. Morrow, our general counsel. The confirmatory employment letter has no specific term and provides that Mr. Morrow is an at-will employee. Mr. Morrow’s current annual base salary is $300,000 and he is eligible for a target cash incentive payment for our 2021 fiscal year equal to $200,000.

Potential Payments upon Termination or Change in Control

Named Executive Officer Change in Control and Severance Agreements

We have entered into a change in control and severance agreement, or severance agreement, with each of Messrs. Sharma, Parson and Morrow, which provides for certain benefits in connection with certain qualifying involuntary terminations, including in connection with a change in control. Each severance agreement became effective as of the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part.

If the named executive officer’s employment is terminated outside the period beginning on the date that is three months prior to the date of a change in control and ending on the one-year anniversary date of such change in control, or the change in control period, either (1) by us without “cause” and other than due to his death or disability, or (2) by the named executive officer for “good reason” (as such terms are defined in the severance agreement), the named executive officer will receive the following benefits, provided he timely signs and does not revoke a separation agreement and release of claims in our favor:

•	continuing payments of the named executive officer’s base salary for a period of six months (or, in the case of Mr. Sharma, 12 months) following the date of such termination;

•

in the case of Mr. Sharma, a lump sum cash payment equal to Mr. Sharma’s annual target bonus, prorated for the period during which Mr. Sharma was employed by us in the calendar year such termination occurs; and

•

if the named executive officer and his eligible dependents (if any) have qualifying health care at the time of such termination, then company-paid premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for up to 12 months in the case of Mr. Sharma and his eligible dependents, if any, and up to six months for each other named executive officer and his eligible dependents, if any.

If, during the change in control period, the employment of a named executive officer is terminated either (1) by us without cause and other than due to his death or disability, or (2) by the named executive officer for good reason, the named executive officer will receive the following benefits, provided he timely signs and does not revoke a separation agreement and release of claims with us:

•

a lump sum cash payment equal to 75% (or, in the case of Mr. Sharma, 100%) of the greater of the named executive officer’s annual base salary in effect immediately prior to his termination, or the named executive officer’s annual base salary in effect immediately prior to the change in control;

•

a lump sum cash payment equal to the named executive officer’s annual target bonus, prorated for the period during which the named executive officer was employed by us in the calendar year such termination occurs;

•

if the named executive officer and his eligible dependents (if any) have qualifying health care at the time of such termination, then company-paid premiums for coverage under COBRA for up to 12 months in the case of Mr. Sharma and his eligible dependents, if any, and up to nine months for each other named executive officer and his eligible dependents, if any; and

•	vesting acceleration of 100% of the shares subject to the named executive officer’s outstanding and unvested time-based equity awards.

For clarity, such vesting acceleration under the severance agreement for each of Messrs. Parson and Morrow would be in addition to any vesting acceleration that apply to the named executive officer’s outstanding options, as described in the footnotes to table above titled the “Outstanding Equity Awards at December 31, 2020.”

If any of the amounts provided for under the severance agreement otherwise payable to the named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The severance agreements do not provide for any Section 280G-related tax gross-up payments from us.

Under each severance agreement, “cause” generally means the applicable named executive officer’s:

•

commission of a criminal offense involving moral turpitude or dishonesty, theft or fraud against us or any of our affiliates or any of their customers, suppliers, licensors, licensees, employees or other business relation, which has or reasonably could have a material negative effective on us or any of our affiliates;

•	substantial and repeated failure to perform duties as reasonably directed;
•	gross negligence or willful misconduct with respect to us or any of our affiliates or any of our customers, suppliers, licensors, licensees, employees or other business relations;
•

breach of fiduciary duty with respect to us or any of our affiliates, customers, suppliers, licensors, licensees, employees or other business relations, which has or reasonably could have a material negative effect on us or any of our affiliates;

•	repeated conduct causing us or any of our affiliates substantial public disgrace or disrepute or substantial economic harm;
•	any act or omission aiding or abetting a competitor, supplier or customer of ours or any of our affiliates to the material disadvantage or detriment of us and our affiliates;

•	a material failure to observe our policies or standards regarding employment practices as in effect from time to time, or
•

a failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers or employees if we or our board of directors has requested the named executive officer’s cooperation.

Under each severance agreement, “good reason” generally means that the named executive officer resigns his employment with us within 90 days following the end of our cure period discussed below as a result of any of the following that occurs without the named executive officer’s written consent:

•

a material reduction in the named executive officer’s base salary as in effect immediately prior to such reduction (in other words, a reduction of at least 10%), provided that an across-the-board reduction in the salary level of all other similarly situated employees by the same percentage amount as part of a general salary level reduction would not constitute such a reduction;

•	a relocation of the named executive officer’s principal work location to a principal work location more than 35 miles from the named executive officer’s then present location;
•	the failure by us to obtain assumption of the severance agreement by any successor of ours in accordance with the terms of the agreement; or
•

a material breach by us of the severance agreement or any other written agreement between the named executive officer and us, relating to any material terms of the named executive officer’s employment with us.

In order to qualify as “good reason,” the named executive officer must provide us with written notice of the acts or omissions constituting the grounds for good reason within 90 days following the initial existence of the grounds for good reason, and we must have failed to cure such event within 30 days after receipt of such notice.

Employee Benefit and Stock Plans

Executive Incentive Compensation Plan

Our board of directors has adopted our Executive Incentive Compensation Plan. Our Executive Incentive Compensation Plan is administered by our board of directors or a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation committee will administer our Executive Incentive Compensation Plan. Our Executive Incentive Compensation Plan allows us to grant incentive awards, generally payable in cash, to employees of ours or of any parent, subsidiary or affiliate of ours who is selected by the administrator, including our named executive officers.

Under our Executive Incentive Compensation Plan, the administrator determines any performance goals applicable to an award, which goals may include, without limitation, goals related to attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or portion of a target award will not have a performance goal associated with it but instead will be granted, if at all, as determined by the administrator.

The administrator of our Executive Incentive Compensation Plan, in its sole discretion and at any time, may increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to any bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and the administrator is not required to establish any allocation or weighting with respect to the factors it considers. All determinations made by the administrator or delegate of the administrator will be final, conclusive and binding on all persons and will be given the maximum deference permitted by law.

Actual awards generally will be paid in a single cash lump sum (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, a participant must be employed with us through the date the actual award is paid. The administrator of our Executive Incentive Compensation Plan reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as determined by the administrator. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Executive Incentive Compensation Plan.

Awards under our Executive Incentive Compensation Plan are subject to any clawback policy of ours which we may be required to adopt from time to time to comply with the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may impose such other clawback, recovery, forfeiture, recoupment, reimbursement or reacquisition provisions with respect to an award under our Executive Incentive Compensation Plan as the administrator determines necessary or appropriate, including for example, upon a termination of a participant’s employment for cause. Certain participants may be required to reimburse us for certain amounts paid under an award under our Executive Incentive Compensation Plan in connection with certain accounting restatements we may be required to prepare due to our material noncompliance with any financial reporting requirements under applicable securities laws, as a result of misconduct.

The administrator of our Executive Incentive Compensation Plan has the authority to amend, suspend or terminate our Executive Incentive Compensation Plan, provided such action does not materially alter or materially impair without the consent of the participant the rights or obligations under any awards earned by the participant. Our Executive Incentive Compensation Plan will remain in effect until terminated in accordance with its terms.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan, or the 2012 Plan, in October 2012. Prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2012 Plan was terminated and we will not grant any additional awards under our 2012 Plan. However, our 2012 Plan will continue to govern the terms and conditions of the outstanding awards granted under our 2012 Plan prior to its termination.

Our 2012 Plan allows for the grant of nonstatutory stock options and restricted stock (which are collectively referred to in this description of the 2012 Plan as “awards”) to eligible officers, directors, employees, consultants and advisors of our company or any of our subsidiaries.

Authorized Shares

As of March 31, 2021, an aggregate of 14,000,000 shares of our common stock were reserved for issuance under our 2012 Plan. As of March 31, 2021, there were stock options covering 7,566,155 shares of our Class B common stock outstanding under our 2012 Plan and no restricted stock was outstanding under our 2012 Plan. The shares of our Class B common stock issuable under our 2012 Plan may be authorized and unissued shares, treasury shares, or a combination of both.

Plan Administration

The compensation committee of our board of directors or, if the compensation committee of our board of directors has not been appointed by our board of directors, our board of directors administers the 2012 Plan. The administrator has authority and discretion to administer our 2012 Plan and to control its operation, including the authority to interpret the terms of our 2012 Plan, select participants, grant or issue awards and determine the form or amount of such awards, delegate certain authority under the 2012 Plan to certain persons, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2012 Plan. The administrator may amend or modify the terms of awards, provided that any amendment or modification of an award or awards that impairs the rights of the participant or participants will be subject to the consent of such participant or a majority of such participants who are affected (with any such majority determined by the number of shares underlying the affected award or awards, and provided that options and restricted stock will be considered separately with respect to determining whether any such majority has consented with respect to affected options or affected restricted stock, as applicable). Subject to a participant’s consent, the administrator may cancel such participant’s options and grant a new option to such participant.

Stock Options

Stock options have been granted under our 2012 Plan. The term of an option is determined by the administrator and is stated in the applicable award agreement, but may not exceed 10 years from the grant date. The administrator determines the exercise price of options and the times that such options are exercisable. Options are exercisable in whole or in part by written notice to us accompanied by payment in full of the exercise price in cash or in such other manner as determined by the administrator. The administrator determines the period of time after a participant’s separation from service during which the participant may exercise his or her option, except that such time shall be 180 days after the date of the participant’s death or disability or 90 days after the date of resignation for any reason or termination of employment (or for an award granted to a non-employee participant, service) without “cause” (as defined in the 2012 Plan). Except to the extent required by applicable law, if a participant’s separation from service is for cause, his or her options will terminate immediately. In no event will an option remain exercisable beyond its term to expiration, and options may terminate earlier in accordance with the terms of the 2012 Plan (for example, in connection with our change in control).

Transferability of Stock Options

Our 2012 Plan generally does not allow for the transfer of stock options except by will or the laws of descent and distribution, and only the recipient of a stock option may exercise such option during his or her lifetime.

Restricted Stock

Our 2012 Plan permits the grant of restricted stock awards. Restricted stock awards are grants of shares of our Class B common stock that may vest in accordance with the terms and conditions established by the administrator. Recipients of restricted stock awards will have rights to distribution and other ownership rights with respect to such shares of restricted stock, subject to any substantial risk of forfeiture and restrictions on transfer as determined by the administrator. The administrator will determine whether restricted stock will be granted in consideration of the performance of services but without other additional consideration or with payment by the recipient in an amount determined by the administrator.

Certain Adjustments

In the event of a reorganization, recapitalization, stock dividend or stock split, or combination or other change in shares of our common stock, the administrator or our board of directors will make appropriate adjustments to the number and type of shares authorized by the 2012 Plan and available for issuance thereunder, and the number and type of shares covered by outstanding options and the exercise prices specified therein, each as determined to be appropriate and equitable by the administrator or our board of directors.

Change of Control

Our 2012 Plan provides that in the event of a “change of control” (as defined in our 2012 Plan), the administrator may provide, in its sole discretion, that the outstanding awards become immediately vested (and exercisable, as applicable), by any participants employed or engaged as a service provider by us at the time of the change of control. Immediately prior to any change of control, our board of directors may, with respect to any or all outstanding stock options or outstanding and unvested restricted stock, provide that such awards may be (1) assumed, substituted or continued, or (2) either (a) terminated for no consideration if unvested or if the fair market value of our Class B common stock underlying a vested stock option is less than the exercise price, or (b) with respect to any vested stock option that is not terminated as described in the immediately preceding clause (a), cancelled in exchange for a payment equal to the fair market value of the Class B common stock underlying such vested stock option as of the consummation of the change of control less the exercise price associated with such vested stock option. The administrator or our board of directors, as applicable, need not take the same action with respect to all awards or with respect to all participants. Except as expressly provided in an option agreement, or determined otherwise by the administrator (or our board of directors, as applicable) with approval of AKKR, all options will terminate if unexercised upon our change of control.

Amendment and Termination

Our board of directors or the compensation committee thereof has the authority to amend, suspend or terminate our 2012 Plan at any time. No amendment will be made without stockholder approval to the extent such approval is required by law, agreement or the rules of any applicable exchange. Furthermore, no amendment, suspension or termination of our 2012 Plan will adversely affect the rights of a participant with respect to their options without the consent of either such participant or a majority of the participants affected thereby (with such majority determined by the number of shares underlying the affected options) or the rights of a participant with respect to their restricted stock without the consent of either such participant or a majority of the participants affected thereby (with such majority determined by the number of shares of affected restricted stock). No awards may be granted under our 2012 Plan after the ten-year anniversary of its adoption. However, as noted above, prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2012 Plan was terminated and we will not grant any additional awards under our 2012 Plan.

2021 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2021 Equity Incentive Plan, or the 2021 Plan, in May 2021. The 2021 Plan became effective on the business day immediately prior to the effective date of our registration statement of which this prospectus forms a part. Our 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and any of our parent or subsidiary corporations’ employees and consultants.

Authorized Shares

A total of 10,459,000 shares of our Class A common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan includes shares of our common stock subject to awards granted under our 2012 Plan that, after the date of termination of the 2012 Plan, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest, with the maximum number of such shares that may be added to the 2021 Plan pursuant to such provision being 7,563,990 shares. The number of shares available for issuance under our 2021 Plan also will include an annual increase on the first day of each of our fiscal years, for a period of ten years beginning with our fiscal year 2022, equal to the least of:

•	12,551,000 shares;
•	four percent (4%) of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; and
•	such number of shares as the administrator of the 2021 Plan may determine no later than the last day of our immediately preceding fiscal year.

Shares issuable under our 2021 Plan will be authorized, but unissued, or reacquired shares of our Class A common stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan. Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholdings related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors have authority to administer our 2021 Plan. Our compensation committee of our board of directors initially will administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan, including creating sub-plans, modify or amend each award and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to institute an exchange program under which outstanding awards granted under the 2021 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, participants have the opportunity to transfer outstanding awards granted under the 2021 Plan to a financial institution or other person or entity selected by the administrator, or the exercise price of an outstanding award granted under the 2021 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Stock Options

Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must be equal to at least 100% of the fair market value of a share of our Class A common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator may grant incentive stock options under the 2021 Plan for a period of ten years from the earlier of the date our board of directors approves the 2021 Plan or the date that our stockholders approve the 2021 Plan. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our Class A common stock that may vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), and the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and that consideration for the award is paid for by past services. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the 2021 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Subject to the terms and conditions of the 2021 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Outside Directors

All outside (non-employee) directors are eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. We have implemented a formal outside director compensation policy pursuant to which our outside directors are eligible to receive equity awards under our 2021 Plan. Our 2021 Plan provides that in any given fiscal year, no outside director may be granted awards (the value of which will be based on their grant date fair value) under our 2021 Plan and any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $550,000, provided that such amount is increased to $750,000 in the fiscal year of his or her initial service as an outside director. The grant-date fair values of awards granted under our 2021 Plan are determined according to U.S. GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or prior to the effective date of the registration statement of which this prospectus forms a part, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2021 Plan in the future.

Non-transferability of Awards

Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, such as a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of our shares or other securities or other change in our corporate structure affecting our shares (other than ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class and price of shares covered by each outstanding award and any numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2021 Plan provides that in the event of our merger or change in control, as defined in our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2021 Plan will be assumed or substituted by substantially equivalent awards, be terminated upon or immediately before the merger or change in control upon written notice to participants, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type similarly.

If an acquiring or successor corporation or its affiliate does not assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If an outside director’s awards are assumed or substituted for in our merger or change in control and the service of such outside director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the date of the assumption or substitution, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the outside director.

Clawback

Awards are subject to any clawback policy of ours, which we may establish and/or amend from time to time to comply with applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, reimbursement or reacquisition upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of ours or applicable laws.

Amendment; Termination

The administrator has the authority to amend, alter, suspend or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant unless mutually agreed otherwise. Our 2021 Plan will remain in effect until terminated in accordance with its terms.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit-sharing contributions to eligible participants. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2018 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing a household with any of the foregoing, had or will have a direct or indirect material interest, other than employment and compensation arrangements which are described in the section titled “Executive Compensation.”

Policies and Procedures for Related Person Transactions

We have adopted a formal, written policy regarding related person transactions, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions provides that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $60,000. Our policy also provides that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee has the primary responsibility for reviewing and approving or disapproving related person transactions and our compensation committee is responsible for reviewing and approving or disapproving ordinary course compensation of any immediate family member of a related person that would constitute a related person transaction under our policy. In addition to our policy, our audit committee charter and compensation committee charter, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, provide that these committees shall review and approve or disapprove of any related person transactions as specified in the related person transaction policy.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

Stockholders Agreement

In connection with this offering, we have entered into a stockholders agreement with AKKR and Mr. Sharma, Ashigrace, which is an entity under the control of Mr. Sharma, and certain trusts affiliated with Mr. Sharma, which we collectively refer to as the Sharma parties. The stockholders agreement provides AKKR and the Sharma parties with the right to designate a certain number of nominees for election to our board of directors. See the section titled “Description of Capital Stock—Stockholders Agreement” for an additional description of the stockholders agreement.

Registration Rights Agreement

In connection with this offering, we have entered into a registration rights agreement with AKKR, the Sharma parties and our current executive officers. Pursuant to the registration rights agreement, these stockholders will be entitled to certain rights with respect to the registration of their shares under the Securities Act following this offering. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Concurrent Private Placement

On May 16, 2021, we entered into a purchase agreement with entities affiliates with AKKR pursuant to which these AKKR entities agreed to purchase from us in a private placement an aggregate of 2,380,950 shares of our Class A common stock at a price per share equal to the initial public offering price. The sale of the shares in the concurrent private placement is contingent upon the completion of this offering. See the section titled “Concurrent Private Placement.”

Redemption of Series A Preferred Stock

We intend to use approximately $47.9 million of the net proceeds from this offering to redeem 19,068 shares of Series A preferred stock (including accrued dividends) held by AKKR, and approximately $9.0 million of the net proceeds from this offering to redeem 3,609 shares of Series A preferred stock (including accrued dividends) held by Ashigrace, an entity controlled by Mr. Sharma.

Other Transactions

In September 2011, we issued a promissory note to Mr. Sharma in the aggregate principal amount of approximately $0.8 million at an interest rate of 2% per annum. Mr. Sharma pledged 805 shares of Series A preferred stock and 1,788,205 shares of common stock as security for the promissory note. In March 2021, Mr. Sharma repaid this promissory note in full, including accrued interest, for an aggregate amount of approximately $1.0 million.

Ruma Sharma, who is the wife of Mr. Sharma, serves as a vice president of our company. Ms. Sharma received aggregate compensation, inclusive of her base salary and bonus, of $210,345 for her employment with us in 2020.

Chris Trainor, who is the son of our director Gary Trainor, serves as a vice president of our company. Chris Trainor received aggregate compensation, inclusive of his base salary and bonus, of $260,060 for his employment with us in 2020.

Gary Trainor was affiliated with Infinisource Holdings, Inc., an AKKR portfolio company, during the term of our sublease with Infinisource for office space in Charlotte, North Carolina. From January 1, 2018 through August 31, 2019, when the sublease expired, we paid an aggregate of approximately $0.4 million in rent.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws, each as expected to be in effect upon the completion of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by Delaware law. For further information, see the section titled “Management—Limitation of Liability and Indemnification of Officers and Directors.” We have entered into customary indemnification agreements with each of our executive officers and directors that provide them with customary indemnification in connection with their service to us or on our behalf.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our capital stock as of April 30, 2021 by:

•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each person or group of affiliated persons known by us to beneficially own more than 5% of any class of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting power and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before this offering is based on no shares of Class A common stock and 103,479,239 shares of Class B common stock outstanding as of April 30, 2021, after giving effect to (1) the filing of our amended and restated certificate of incorporation to authorize the issuance of our Class A common stock and effect the reclassification of our outstanding common stock into Class B common stock, and (2) the redemption of all issued and outstanding shares of Series A preferred stock. Applicable percentage ownership after this offering is based on 12,380,950 shares of Class A common stock and 103,479,239 shares of Class B common stock outstanding immediately after the completion of this offering and the concurrent private placement, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of April 30, 2021. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The following table does not reflect any shares of Class A common stock that may be purchased pursuant to our directed share program described in the section titled “Underwriting.”

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Paymentus Holdings, Inc., 18390 NE 68th St., Redmond, WA 98052.

	Shares Beneficially Owned Before this Offering and the Concurrent Private Placement			Shares Beneficially Owned After this Offering and the Concurrent Private Placement
	Class B Common Stock		% of Total Voting Power†	Class A Common Stock		Class B Common Stock		% of Total Voting Power†
Name of Beneficial Owner	Number	%		Number	%	Number	%
Greater than 5% Stockholders:
Entities affiliated with AKKR(1)	83,056,119	80.3	80.3	2,380,950	19.2	83,056,119	80.3	79.5
Ashigrace LLC(2)	19,147,150	18.2	18.2	—	—	19,147,150	18.2	18.0

Named Executive Officers and Directors:
Dushyant Sharma(3)	20,928,378	19.9	19.9	—	—	20,928,378	19.9	19.7
Matt Parson	—	—	—	—	—	—	—
John Morrow(4)	26,950	*	*	—	—	26,950	*	*
William Ingram	—	—	—	—	—	—	—	—
Jason Klein	—	—	—	—	—	—	—	—
Adam Malinowski	—	—	—	—	—	—	—	—
Robert Palumbo(5)	83,056,119	80.3	80.3	2,380,950	19.2	83,056,119	80.3	79.5
Gary Trainor(6)	1,477,715	1.4	1.4	—	—	1,477,715	1.4	1.4
All directors and executive officers as a group (9 persons)(7)	106,640,477	99.7	99.7	2,380,950	19.2	106,640,477	99.7	98.8

*	Represents less than 1%.
†

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of our stockholders, except under limited circumstances described in “Description of Capital Stock—Common Stock—Voting Rights.”
(1)

Consists of (a) 71,863,439 shares of Class B common stock held directly by Accel-KKR Capital Partners CV III, LP, or CV III; (b) 3,025,270 shares of Class B common stock held directly by Accel-KKR Growth Capital Partners III, LP, or GC III; (c) 101,395 shares of Class B common stock held directly by Accel-KKR Growth Capital Partners II Strategic Fund, LP, or GC II Strategic; (d) 1,195,150 shares of Class B common stock held directly by Accel-KKR Growth Capital Partners II, LP, or GC II; (e) 5,635,005 shares of Class B common stock held directly by Accel-KKR Members Fund, LLC, or Members Fund, and collectively with CV III, GC III, GC II Strategic and GC II, the Accel-KKR Funds; and (f) 1,235,860 shares of Class B common stock held directly by KKR-AKI Investors L.L.C., or KKR-AKI. The number of shares of Class A common stock beneficially owned after this offering and the concurrent private placement consists of shares to be purchased in the concurrent private placement as follows: (g) 2,245,886 shares to be purchased by CV III; (h) 94,546 shares to be purchased by GC III; (i) 37,350 shares to be purchased by GC II; and (j) 3,168 shares to be purchased by GC II Strategic, in each case based on the initial public offering price of $21.00 per share. AKKR Fund III Management Company CV, LP, or CV III GP, is the sole general partner of CV III. AKKR Growth Capital Management Company III, LP, or GC III GP, is the sole general partner of GC III. AKKR Growth Capital Management Company II, LP, or GC II GP, is the sole general partner of GC II Strategic and GC II. AKKR Management Company, LLC, or UGP, is the sole managing member of Members Fund and the sole general partner of CV III GP, GC III GP and GC II GP. KKR-AKI is subject to a voting agreement with respect to the shares of Class B common stock that it holds and has granted UGP a proxy and attorney-in-fact, with full power of substitution, to vote all of its shares as required by such voting agreement if KKR-AKI does not comply with the terms thereof. Accel-KKR Holdings GP, LLC, or Topco GP, is the sole managing member of UGP. Thomas C. Barnds and Robert Palumbo are the sole two directors and members of Topco GP. AKKR Fund II Management Company, LP, or the Management Company, is the sole management company of each of the Accel-KKR Funds, and UGP is the general partner of the Management Company. Consequently, Mr. Barnds, Mr. Palumbo, CV III GP, GC III GP, GC II GP, UGP, Topco GP and the Management Company may be deemed to have shared voting and dispositive power over the shares held by the Accel-KKR Funds and KKR-AKI. The principal business address of entities and persons identified in this footnote is c/o Accel-KKR, 2180 Sand Hill Road, Suite 300, Menlo Park, CA 94025.

(2)

Consists of (a) 17,549,795 shares of Class B common stock held directly by Ashigrace and (b) 1,597,355 options exercisable within 60 days of April 30, 2021 held directly by Ashigrace. Mr. Sharma is the sole manager of Ashigrace and has sole voting and dispositive power over the shares held by Ashigrace.

(3)

Consists of (a) the shares and options exercisable within 60 days of April 30, 2021 described in footnote (2) above; (b) 1,152,560 shares of Class B common stock held by The Ruma Sharma Family Trust dated December 3, 2018, or the Ruma Sharma Trust; (c) 157,167 shares of Class B common stock held directly by The Sharma Family Trust A dated March 30, 2021, or Trust A; (d) 157,167 shares of Class B common stock held directly by The Sharma Family Trust B dated March 30, 2021, or Trust B; (e) 157,167 shares of Class B common stock held directly by The Sharma Family Trust C dated March 30, 2021, or Trust C; and (f) 157,167 shares of Class B common stock held directly by The Sharma Family Trust D dated March 30, 2021, or collectively with Trust A, Trust B and Trust C, the Sharma Family Trusts. See footnote (2) regarding Mr. Sharma's relationship with Ashigrace. Mr. Sharma serves as the trustee for the Ruma Sharma Trust and Mr. Sharma's spouse serves as the trustee for the Sharma Family Trusts. Mr. Sharma disclaims beneficial ownership of the shares held by the Sharma Family Trusts.

(4)	Consists of 26,950 options exercisable within 60 days of April 30, 2021.
(5)	Consists of the shares described in footnote (1) above. See footnote (1) regarding Mr. Palumbo's relationship with the Accel-KKR Funds and KKR-AKI.
(6)

Consists of 1,477,715 options exercisable within 60 days of April 30, 2021. In May 2021, Mr. Trainor transferred these options to TF Investment Holdings LLC, or TF Investment. Mr. Trainor is the sole manager of TF Investment and has sole voting and dispositive power over the shares held by TF Investment.

(7)	Consists of (a) 103,197,707 shares of Class B common stock and (b) 3,442,815 options exercisable within 60 days of April 30, 2021.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation, bylaws, stockholders agreement and registration rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately prior to the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	883,950,000 shares are designated as Class A common stock;
•	111,050,000 shares are designated as Class B common stock; and
•	5,000,000 shares are designated as preferred stock;

Based on 103,479,239 shares of our Class B common stock outstanding as of March 31, 2021, after giving effect to (1) the filing of our amended and restated certificate of incorporation to authorize the issuance of our Class A common stock and effect the reclassification of our outstanding common stock into Class B common stock, (2) the redemption of all issued and outstanding shares of Series A preferred stock and (3) the issuance of 12,380,950 shares of Class A common stock in this offering and the concurrent private placement, there will be 12,380,950 shares of Class A common stock and 103,479,239 shares of our Class B common stock outstanding upon the closing of this offering. As of March 31, 2021, we had no recordholders of our Class A common stock and 18 recordholders of our Class B common stock. Pursuant to our certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock.

Common Stock

Our authorized shares of common stock are designated as Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. Our Class A common stock is not subject to conversion provisions.

Voting Rights

Holders of our Class A common stock are entitled to one vote per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class A common stock, and holders of our Class B common stock are entitled to ten votes per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class B common stock. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of such class of common stock in a manner that affected such shares adversely but does not so affect the shares of the other class of common stock.

Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain limited transfers exempted by our certificate of incorporation, including transfers to affiliates, members or partners of AKKR and transfers for estate planning purposes so long as the transferring holder retains exclusive voting and dispositive power with respect to the shares transferred. Once converted into a share of our Class A common stock, such share of our Class B common stock will not be reissued.

In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, other than Mr. Sharma, or held by a permitted transferee of such natural person (as described in our certificate of incorporation), will convert automatically into one share of Class A common stock upon the death or incapacity of such natural person. In the event of the death or incapacity of Mr. Sharma, shares of Class B common stock held by Mr. Sharma and his permitted transferees will also convert automatically to Class A common stock, provided that the conversion will be deferred for nine months.

Each outstanding share of Class B common stock will automatically convert into one share of our Class A common stock on the first trading day following the date on which AKKR, Mr. Sharma, the persons and entities then party to the stockholders agreement, and their respective affiliates and permitted transferees, collectively cease to hold at least 10% of our then outstanding common stock. Following the conversion of all outstanding shares of our Class B common stock into Class A common stock, no further shares of our Class B common stock will be issued.

Preferred Stock

Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Options

As of March 31, 2021, we had outstanding options to purchase an aggregate of 7,566,155 shares of our Class B common stock, with a weighted-average exercise price of $4.72 per share, under our 2012 Plan.

Registration Rights

In connection with this offering, we have entered into a registration rights agreement with AKKR, the Sharma parties and our current executive officers. Upon the completion of this offering and the concurrent private placement, the holders of up to 105,578,657 shares of our Class B common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act, as described below. In addition, if AKKR or the Sharma parties exercise the piggyback registration rights described below, the warrant holder under the JPM warrant agreement will be entitled to exercise the same rights with respect to the shares of Class A common stock underlying the outstanding warrants, subject to certain limitations. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in an underwritten offering and our right to delay or withdraw a registration statement under certain circumstances.

Demand Registration Rights

At any time after the closing of this offering, AKKR will have the right to request that we file an unlimited number of registration statements for the registration of the offer and sale of all or any portion of their shares on Form S-1 or any similar long-form registration statement or on Form S-3 or any similar short-form registration statement, if available. At any time beginning on the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part, the Sharma parties will have the collective right to request up to three long-form registrations or short-form registrations in the aggregate. In connection with their demand registration rights, AKKR and the Sharma parties will also have customary shelf registration rights.

Piggyback Registration Rights

At any time after the closing of this offering, if we propose to register the offer and sale of any of our equity securities under the Securities Act (excluding registrations on Form S-4 or Form S-8), either for our own account or for the account of other stockholders, AKKR, the Sharma parties and any other stockholder with registration rights under the registration rights agreement will have the right, subject to certain exceptions, to include such stockholder’s shares in the registration statement.

Expenses of Registration

We will pay all expenses relating to any demand registrations (including shelf registrations) and piggyback registrations, other than underwriting discounts and selling commissions.

Coordination

Until the earlier of the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part and, with respect to each holder under the registration rights agreement, such time as such holder owns less than 2% of our outstanding equity securities, AKKR and certain permitted transferees will have the right to require all holders to coordinate any sales of shares with one another. Such coordination will include certain limitations on the ability of the Sharma parties and other holders to transfer their shares.

Termination

The registration rights under the registration rights agreement terminate as to a particular holder’s registrable securities when they have been (1) sold or distributed pursuant to a public offering, (2) sold in compliance with Rule 144, (3) distributed to the direct or indirect partners or members of AKKR without a corresponding grant or assignment of rights or (4) repurchased by us.

Stockholders Agreement

In connection with this offering, we have entered into a stockholders agreement with AKKR and the Sharma parties. The stockholders agreement contemplates that our board of directors may have up to nine members and provides that, for so long as AKKR or certain of its permitted transferees hold more of our outstanding common stock than the Sharma parties, AKKR will have the right to nominate (x) five directors to our board of directors for so long as AKKR beneficially owns at least 10% of our outstanding common stock and (y) two directors to our board of directors for so long as AKKR beneficially owns at least 5% but less than 10% of our outstanding common stock. Moreover, after such time as AKKR ceases to hold more of our outstanding common stock than the Sharma parties, AKKR will continue to have the right to nominate two directors to our board of directors until such time as AKKR ceases to beneficially own at least 5% of our outstanding common stock. In addition, for so long as the Sharma parties own at least 5% of our outstanding common stock or Mr. Sharma serves as our chief executive officer, the Sharma parties will have the right to nominate Mr. Sharma to our board of directors. The stockholders agreement further provides that any directors other than those nominated by AKKR or the Sharma parties will be independent directors.

Under the stockholders agreement, we have agreed to use our best efforts to cause the election of the slate of nominees recommended by our board of directors which, subject to the fiduciary duties of the directors, will include the persons nominated by AKKR and the Sharma parties in accordance with the terms of the stockholders agreement. Subject to the terms of the stockholders agreement, AKKR and the Sharma parties have agreed to vote their shares in favor of the election of the director nominees designated by AKKR and the Sharma parties. Further, for so long as AKKR is entitled to designate one or more directors to our board of directors, AKKR will also be entitled to designate at least one member of each committee of our board of directors, subject to the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

The stockholders agreement will terminate as to each of AKKR and the Sharma parties at such time as such stockholder ceases to own any shares of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Washington Law

Certain provisions of our certificate of incorporation, our bylaws and Washington law, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, these provisions provide that:

•	we will have a dual class common stock structure, with differing voting rights;
•	the authorized number of directors may be changed only by resolution of the board of directors;
•	any vacancies on the board of directors and any newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	our board of directors will be divided into three classes, each of which will stand for election once every three years;
•	there will be no cumulative voting;

•	the board of directors may issue “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•	the board of directors may adopt, alter or repeal our bylaws;
•	the forum for certain litigation against us is restricted to Delaware; and
•

stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice.

Additional provisions will become effective on such date when AKKR and its affiliates cease to beneficially own in the aggregate, directly or indirectly, at least 50% of the voting power of our capital stock, which, among other things, provide that:

•	stockholders may not call special meetings of stockholders or act by written consent;
•	directors may only be removed from office for cause and with the affirmative vote of at least a majority of the voting power of our outstanding capital stock; and
•	amending certain provisions of our certificate of incorporation and bylaws will be subject to super-majority voting thresholds.

We are not subject to the provisions of Section 203 of the DGCL, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our certificate of incorporation to be in effect immediately prior to completion of this offering will contain similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation to be in effect immediately prior to completion of this offering will provide that AKKR, certain of its direct or indirect transferees and any group as to which AKKR is a party for the purpose of acquiring, holding, voting or disposing of shares of our capital stock, do not constitute "interested stockholders" for purposes of this provision.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by residents of the state of Washington; or (c) 1,000 or more of our stockholders of record are resident in the state of Washington.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law, none of AKKR or its affiliates, or any of their respective directors, partners, principals, officers, members, managers or employees, including any of the foregoing who serve as our officers or directors (all of whom we refer to as the “Exempted Persons”) will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our affiliates. Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law, we, on behalf of ourselves and our affiliates, renounce any interest or expectancy that we or our affiliates have in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that we or our affiliates might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each Exempted Person will have no duty to communicate or offer such business opportunity to us or any of our affiliates and, to the fullest extent permitted by applicable law, shall not be liable to us, any of our affiliates or our stockholders for breach of any fiduciary or other duty, solely by reason of the fact that any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or any of our affiliates. Our certificate of incorporation will not renounce any interest or expectancy we may have in any business opportunity that is expressly offered to any Exempted Person solely in his or her capacity as one of our directors or officers, and not in any other capacity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us if (1) we are not financially able or contractually permitted or legally able to undertake it, (2) if, from its nature, the opportunity is not in our line of business or is of no practical advantage to us or (3) we have no interest or reasonable expectancy in such business opportunity.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “PAY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our Class A common stock prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering and the concurrent private placement, based on our shares of our capital stock outstanding as of March 31, 2021, we will have a total of 12,380,950 shares of our Class A common stock outstanding and 103,479,239 shares of our Class B common stock outstanding. Of these outstanding shares, all 10,000,000 shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock) will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock-up agreements described below and subject to the provisions of Rules 144 or 701, shares of our Class A common stock that will be available for sale in the public market following the completion of this offering are as follows:

•	beginning on the date of this prospectus, all 10,000,000 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•

beginning 181 days after the date of this prospectus, subject to the terms of the lock-up agreements described below, all remaining 105,860,189 shares will become eligible for sale in the public market, of which 105,578,657 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

In addition, upon the completion of this offering, pursuant to the JPM warrant agreement, we will issue a warrant to an affiliate of J.P. Morgan Securities LLC covering 382,027 shares of our Class A common stock with an exercise price of $18.375 per share. We may also become obligated to issue additional warrants under the JPM warrant agreement, subject to the achievement of certain commercial milestones through December 31, 2025, covering up to 127,343 shares of our Class A common stock with an exercise price of $18.375 per share.

Lock-up Agreements

We, our directors and executive officers and substantially all of the other holders of our equity securities, including the concurrent private placement purchasers, have agreed with the underwriters, subject to certain exceptions, not to offer, sell or transfer any such equity securities for 180 days after the date of this prospectus without first obtaining the written consent of at least two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., in their sole discretion, including at least one of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, and subject to FINRA Rule 5131. These agreements are further described in the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 123,810 shares immediately after this offering and the concurrent private placement; and
•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

Pursuant to the registration rights agreement that we have entered into in connection with this offering, upon the completion of this offering and the concurrent private placement, the holders of up to 105,578,657 shares of our Class B common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our Class A common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our Class A common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	pension plans and tax-qualified retirement plans;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities (or investors in such entities or arrangements);
•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•	persons who hold or receive our Class A common stock pursuant to the exercise of any option;
•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; or
•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our Class A common stock through a partnership.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

•	an individual who is a citizen or resident of the United States;
•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Class A common stock, and we do not anticipate paying any dividends on our Class A common stock following the completion of this offering. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Class A Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act, or FATCA, withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on Disposition of Class A Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, your Class A common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

FATCA, including sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our Class A common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our Class A common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our Class A common stock and to the payment of gross proceeds of a sale or other disposition of our Class A common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our Class A common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The FATCA withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our Class A common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,544,642
J.P. Morgan Securities LLC	2,544,642
BofA Securities, Inc.	1,526,785
Citigroup Global Markets Inc.	1,526,785
Robert W. Baird & Co. Incorporated	371,429
Nomura Securities International, Inc.	371,429
Raymond James & Associates, Inc.	371,429
Wells Fargo Securities, LLC	371,429
Fifth Third Securities, Inc.	139,286
PNC Capital Markets LLC	139,286
AmeriVet Securities, Inc.	46,429
C.L. King & Associates, Inc.	46,429
Total	10,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,500,000 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares.

	No Exercise	Full Exercise
Per Share	$ 1.47	$ 1.47
Total	$ 14,700,000	$ 16,095,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or other registered broker-dealers or selling agents. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.882 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

One or more funds advised by Capital World Investors and one or more funds managed by Franklin Advisers, Inc. have, severally but not jointly, indicated an interest in purchasing up to an aggregate of $30 million each ($60 million in the aggregate) in shares of our Class A common stock being offered in this offering at the initial public offering price. As these indications of interest are not binding agreements or commitments to purchase, one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. may determine to purchase more, fewer or no shares in this offering or the underwriters may determine to sell more, fewer or no shares to one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. The underwriters will receive the same discount on any shares of Class A common stock purchased by one or more funds advised by Capital World Investors or one or more funds managed by Franklin Advisers, Inc. as they will on any other shares of Class A common stock sold to the public in this offering.

Our executive officers, directors and other holders of substantially all of our equity securities, including the concurrent private placement purchasers, have agreed with the underwriters, subject to certain exceptions detailed below, not to, except with the prior written consent of at least two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., in their sole discretion (provided that in all cases either Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC so consents), through the date 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Class A common stock or Class B common stock, or any options or warrants to purchase any shares of such common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of such common stock (we refer to such options, warrants or other securities, collectively, as derivative instruments);

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of such common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of such common stock or other securities, in cash or otherwise; or

•	otherwise publicly announce any intention to engage in any of the foregoing.

We have agreed with the underwriters, subject to certain exceptions detailed below, not to, except with the prior written consent of at least two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., (provided that in all cases either Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC so consents), during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any shares of Class A common stock or Class B common stock, or any derivative instruments;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or Class B common stock, or any derivative instruments; or

•	otherwise publicly announce any intention to engage in any of the foregoing.

The restrictions described in the preceding paragraphs applicable to our executive officers, directors and holders of substantially all of our equity securities are subject to specified exceptions, including transfers of our common stock or derivative instruments:

•	acquired from the underwriters in this offering or in open market transactions after the completion of this offering;
•	as a bona fide gift or charitable contribution, or for bona fide estate planning purposes;
•

to an immediate family member or a trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the lock-up party or such immediate family member of the lock-up party;

•

to any beneficiary of or estate of a beneficiary of the lock-up party pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent in connection with the death of the lock-up party;

•	by operation of law, such as pursuant to a qualified domestic order of a court (including a divorce settlement, divorce decree or separation agreement) or regulatory agency;
•

to limited partners, general partners, members, stockholders or holders of similar equity interests of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party, or to any affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership, and where the lock-up party is a corporation, to any wholly-owned subsidiary of such corporation);
•	if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
•	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the second through the seventh bullets in this paragraph;
•	to us in connection with the repurchase of the lock-up party’s shares in connection with the termination of the lock-up party’s employment with us pursuant to contractual agreements with us;
•

through the disposition or forfeiture of the lock-up party’s shares to us to satisfy any income, employment or tax withholding and remittance obligations of the lock-up party or the employer of the lock-up party in connection with the vesting of restricted stock, restricted stock units or other incentive awards settled in shares of such common stock held by the lock-up party; provided that such restricted stock, restricted stock units or other incentive awards were granted under a stock incentive plan, stock purchase plan or pursuant to a contractual employment arrangement described in this prospectus;

•

to us through the exercise of a stock option granted under a stock incentive plan or stock purchase plan or a warrant described in this prospectus by the lock-up party, and the receipt by the lock-up party from us of shares of such common stock upon any such exercise;

•

pursuant to a bona fide third-party tender offer for all of our outstanding common stock, merger, consolidation or other similar transaction involving a change of control of our company and approved by our board of directors;

•	to us in connection with the conversion of shares of Class B common stock into shares of Class A common stock; and
•	to us in connection with the reclassification, repurchase, redemption, conversion or exchange of our common stock or outstanding preferred stock in connection with the consummation of this offering;

provided that certain of the foregoing exceptions are subject to conditions including those requiring the transferee to execute a lock-up agreement with the underwriters for the remainder of the restricted period and restrictions on public announcements and filings. In addition, the aforementioned lock-up parties may establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act, so long as such plan does not provide for the transfer of any securities during the 180-day restricted period.

The restrictions described in the preceding paragraphs applicable to us are subject to specified exceptions, including:

•	the sale of the Class A common stock in this offering;
•

the issuance of shares of Class A common stock or Class B common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and described herein;

•	the issuance of Class A common stock upon the conversion of shares of Class B common stock;
•	the issuance of Class A common stock or derivative instruments pursuant to stock plans, employee stock purchase plans and equity incentive plans that are described in this prospectus;
•

the filing of a registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any employee benefit plans, equity incentive plans or employee stock purchase plans described in this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock; provided that such plan does not provide for the transfer of Class A common stock during the restricted period, and no public filing, report or announcement is voluntarily made or required during the restricted period;

•	the issuance of warrants or securities underlying such warrants under the JPM warrant agreement;
•	the issuance of Class A common stock to the concurrent private placement purchasers; and
•

the issuance of Class A common stock or derivative instruments in connection with (x) the acquisition by us of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, or (2) our joint ventures, equipment leasing arrangements, debt financings or other strategic transactions; provided that the aggregate number of shares issued or issuable across one or more transactions may not exceed 10% of the total number of outstanding shares of common stock immediately following this offering;

provided that certain of the foregoing exceptions are subject to conditions including those requiring a recipient of any securities to execute a lock-up agreement with the underwriters for the remainder of the restricted period. We have also agreed to notify Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. in writing at least five business days prior to any confidential submission with the SEC of a registration statement under the Securities Act relating to our common stock or derivative instruments.

See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, was our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “PAY.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering and the concurrent private placement, excluding underwriting discounts and commissions, will be approximately $4.3 million. We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with the offering, including up to $55,000 relating to the clearance of this offering with FINRA. We have also agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

For example, in May 2021, an affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, entered into the JPM warrant agreement with us. Under the JPM warrant agreement, we have agreed to issue a warrant to such affiliate for up to 509,370 shares of our Class A common stock upon completion of this offering. The warrant will be fully vested with respect to 382,027 shares of our Class A common stock upon completion of this offering. The vesting of the remaining 127,343 shares of our Class A common stock underlying the warrant will be subject to the achievement of certain commercial milestones through December 31, 2025. The Financial Industry Regulatory Authority deems the shares subject to such warrant agreement to have a compensation value of $4.1 million. Such shares may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the shares, for a period of 180 days beginning on the date of this prospectus, except as provided in FINRA Rule 5110(e)(2). If certain AKKR or Sharma parties exercise their piggyback registration rights as described in the section titled “Description of Capital Stock—Registration Rights,” such affiliate of J.P. Morgan Securities LLC will be entitled to exercise the same rights with respect to the shares of Class A common stock underlying the outstanding warrants, subject to certain limitations. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in an underwritten offering and our right to delay or withdraw a registration statement under certain circumstances. In no event will such rights have a duration of more than seven years from the commencement of sales of shares of Class A common stock in this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 500,000 shares of Class A common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our senior executives and certain individuals associated with AKKR. The sales will be made at our direction by Goldman Sachs & Co. LLC and its affiliates through a directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in this directed share program other than our executive officers will not be subject to lock-up agreements with the underwriters with respect to any shares purchased through the directed share program. Any shares purchased through the directed share program by our executive officers will be subject to the lock-up agreements with the underwriters described above. We have agreed to indemnify Goldman Sachs & Co. LLC and its affiliates in connection with the directed share program, including for certain liabilities under the Securities Act. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The shares may be sold in Canada under this prospectus only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in

Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;
(3)	where the transfer is by operation of law;
(4)	as specified in Section 276(7) of the SFA; or
(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the

Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Brazil

The shares have not been, and will not be, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. The shares may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The shares are not being offered into Brazil. Documents relating to the offering of the shares, as well as information contained therein, may not be supplied to the public in Brazil, nor be used in connection with any public offer for subscription or sale of the shares to the public in Brazil.

Concurrent Private Placement

Immediately following the closing of this offering, entities affiliated with AKKR will purchase from us in a private placement an aggregate of 2,380,950 shares of our Class A common stock at a price per share equal to the initial public offering price. We will receive the full proceeds of $50 million from this concurrent private placement and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the concurrent private placement. The sale of the shares in the concurrent private placement is contingent upon the completion of this offering. The sale of these shares will not be registered in this offering and will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Seattle, Washington, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2020 and for the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, or PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PwC completed an independence assessment to evaluate the services and relationships with us and our affiliates that may bear on PwC’s independence under the SEC and the PCAOB independence rules for the audit period commencing January 1, 2019. PwC informed us that its U.S. member firm and certain member firms within PricewaterhouseCoopers International Limited, each of which is a separate legal entity, or PwC member firm, held prohibited business relationships with entities that were former and current affiliates under common control by AKKR.

These business relationships, which are not in accordance with the auditor independence standards of Regulation S-X and PCAOB, comprised the following:

•

Commencing prior to 2019 and continuing through July 2019, a PwC member firm established a business relationship with an entity formerly under common control by AKKR for the purpose of co-selling that entity’s spend management software tool.

•

Commencing prior to 2019 and continuing through July 2019, a PwC member firm was engaged by an entity formerly under common control by AKKR for the purpose of assisting that entity’s client implement a procurement software tool.

•

Commencing prior to 2019 and continuing through August 2020, a PwC member firm established a business relationship with an entity under common control by AKKR for the purpose of marketing that entity’s customer relationship management software.

All of these business relationships were terminated prior to the commencement of PwC’s professional engagement period for our consolidated financial statement audits for the years ended December 31, 2019 and 2020.

PwC provided an overview of the facts and circumstances surrounding the business relationships to our audit committee and management, including the entities involved, the nature of the business relationships, an approximation of the fees earned related to the business relationships and other relevant factors.

Considering the facts presented, our audit committee and PwC have concluded that the relationships would not impact PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our consolidated financial statements for the years ended December 31, 2019 and 2020. Furthermore, our audit committee concluded that a reasonable investor with knowledge of the relevant facts and circumstances would reach the same conclusion.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On September 4, 2020, we dismissed KPMG LLP as our independent auditors. The decision to change our independent registered public accounting firm was approved by the audit committee of our board of directors.

The audit report of KPMG LLP on our financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle. KPMG LLP did not audit our consolidated financial statements for any period subsequent to December 31, 2019. The audit reports as of and for the years ended December 31, 2019 and 2018 previously issued have been restated. See the section titled "Risk Factors—Risks Related to Regulation—We identified material weaknesses in our internal control over financial reporting in connection with the preparation and audit of our financial statements for the fiscal year ended December 31, 2019, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses, identify additional material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.”

During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through September 4, 2020, we had no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused KPMG LLP to make reference in connection with its report to the subject matter of the disagreement during the audit preceding its dismissal. During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through September 4, 2020, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided KPMG LLP with a copy of the foregoing disclosures and requested that KPMG LLP furnish us with a letter addressed to the SEC stating whether KPMG LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of that letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On September 4, 2020, we engaged PwC as our independent registered public accounting firm to re-audit the financial statements as of and for the years ended December 31, 2019 and 2018.

During the two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through September 4, 2020, neither we, nor anyone acting on our behalf, consulted with PwC on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.paymentus.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

As of and for the Year Ended December 31, 2019 and 2020

Condensed Consolidated Financial Statements (Unaudited)

As of December 31, 2020 and March 31, 2021 and
for the Three Months Ended March 31, 2020 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Paymentus Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paymentus Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2019 financial statements to correct a misstatement.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020 and the manner in which it accounts for revenue in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

March 22, 2021, except for the effects of the stock split discussed in Note 2 to the consolidated financial statements, as to which the date is May 13, 2021

We have served as the Company’s auditor since 2020.

PAYMENTUS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	$27,427	$46,666
Accounts and other receivables, net of allowance of $0 and $100	19,456	28,034
Income tax receivable	1,909	2,011
Prepaid expenses and other current assets	2,706	3,117
Total current assets	51,498	79,828
Property and equipment, net of accumulated depreciation and amortization of $2,758 and $3,760	1,477	1,772
Capitalized internal-use software development costs, net	13,070	20,963
Intangible assets, net	875	296
Goodwill	13,220	13,205
Operating lease right-of-use assets	—	8,322
Deferred tax asset	319	270
Other long-term assets	—	218
Total assets	$80,459	$124,874
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$2,173	$16,825
Accrued liabilities	7,218	10,201
Operating lease liabilities	—	3,010
Contract liabilities	428	612
Income tax payable	126	463
Total current liabilities	9,945	31,111
Deferred tax liability	1,910	3,499
Operating leases, net of current portion	—	5,476
Finance leases and other finance obligations, net of current portion	—	412
Total liabilities	11,855	40,498
Commitments and contingencies (Note 10)
Stockholders’ equity
Series A preferred stock - par value $0.01 per share; 50,000 shares authorized; 23,333 shares issued; and 23,013 outstanding as of December 31, 2019 and 2020	—	—
Common stock: $0.005 par value per share; 150,000,000 shares authorized; 104,785,651 shares issued; and 103,479,239 outstanding as of December 31, 2019 and 2020	517	517
Treasury stock at cost, 320 Series A preferred shares and 1,306,412 common shares as of December 31, 2019 and 2020	(579)	(579)
Additional paid-in capital	27,181	29,175
Accumulated other comprehensive income	149	216
Retained earnings	41,336	55,047
Total stockholders’ equity	68,604	84,376
Total liabilities and stockholders' equity	$80,459	$124,874

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
	(as restated)
Revenue	$235,778	$301,767
Cost of revenue	161,344	209,140
Gross profit	74,434	92,627
Operating expenses
Research and development	17,864	24,510
Sales and marketing	27,989	31,842
General and administrative	10,210	17,847
Total operating expenses	56,063	74,199
Income from operations	18,371	18,428
Other income (loss)
Interest income, net	106	52
Foreign exchange gain (loss)	2	(116)
Income before income taxes	18,479	18,364
Provision for income taxes	(4,782)	(4,653)
Net income	$13,697	$13,711
Undeclared dividends on Series A preferred stock	(4,697)	(5,186)
Net income attributable to common stock	$9,000	$8,525
Net income per share attributable to common stock
Basic	$0.09	$0.08
Diluted	0.08	0.08
Weighted-average number of shares used to compute net income per share attributable to common stock
Basic	103,469,238	103,479,239
Diluted	106,350,473	106,207,883

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2019	2020
Net income	$13,697	$13,711
Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax of $17 and $0	16	67
Comprehensive income	$13,713	$13,778

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Series A				Additional			Accumulated Other	Total
	Preferred Stock		Common Stock		Paid-In	Treasury	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stock	Earnings	Income	Equity
Balances at December 31, 2018	22,972	$—	103,380,582	$517	$25,496	$(579)	$27,639	$133	$53,206
Issuance of shares	41	—	98,657	—	100	—	—	—	100
Stock-based compensation	—	—	—	—	1,585	—	—	—	1,585
Related party loan receivable	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	16	16
Net income	—	—	—	—	—	—	13,697	—	13,697
Balances at December 31, 2019	23,013	$—	103,479,239	$517	$27,181	$(579)	$41,336	$149	$68,604
Stock-based compensation	—	—	—	—	1,994	—	—	—	1,994
Related party loan receivable	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	67	67
Net income	—	—	—	—	—	—	13,711	—	13,711
Balances at December 31, 2020	23,013	$—	103,479,239	$517	$29,175	$(579)	$55,047	$216	$84,376

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities
Net income	$13,697	$13,711
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,001	8,069
Deferred income taxes	1,279	1,638
Stock-based compensation	1,585	1,994
Non-cash lease expense	—	2,802
Provision for credit losses	—	100
Change in operating assets and liabilities, net of impact of business combination
Accounts and other receivables	(5,070)	(8,689)
Prepaid expenses and other current and long-term assets	208	840
Accounts payable	(596)	14,636
Accrued liabilities	2,131	2,759
Operating lease liabilities	—	(2,641)
Contract liabilities	(323)	184
Income taxes receivable, net of payable	(1,401)	217
Net cash provided by operating activities	17,511	35,620
Cash flows from investing activities
Business combination, net of cash acquired	(1,370)	(290)
Other intangible assets acquired	(1,265)	—
Purchases of property and equipment	(1,040)	(458)
Capitalized internal-use software development costs	(10,222)	(14,389)
Net cash used in investing activities	(13,897)	(15,137)
Cash flows from financing activities
Proceeds from issuance of common shares	59	—
Proceeds from issuance of Series A preferred shares	41	—
Payment on debt assumed in acquisitions	(86)	—
Payments on other financing obligations	(675)	(1,035)
Payments on finance leases	(196)	(323)
Net cash used in financing activities	(857)	(1,358)
Foreign currency effect on cash and cash equivalents	36	114
Net increase in cash and cash equivalents	2,793	19,239
Cash and cash equivalents
Beginning of period	24,634	27,427
End of period	$27,427	$46,666
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$4,735	$2,891
Non-cash investing activities:
Property and equipment purchases in accounts payable and other payables	$16	$7
Business acquisition liability in accrued liabilities	290	—
Non-cash financing activities:
Prepaid insurance funded through short-term borrowings	$860	$1,389
Property and equipment acquired through finance lease liabilities	—	814
Intangibles acquired through other financing obligations	—	55

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

Description of Business

Paymentus Holdings, Inc. and its wholly owned subsidiaries (“Paymentus” or “the Company”) provides electronic bill presentment and payment services, enterprise customer communication and self-service revenue management to customers through a Software-as-a-Service, (“SaaS”), secure, omni-channel technology platform. The platform seamlessly integrates into a biller’s core financial and operating systems to provide flexible and secure access to payment processing of credit cards, debit cards, eChecks and digital wallets across a significant number of channels including online, mobile, IVR, call center, chatbot and voice-based assistants. Paymentus was incorporated in the state of Delaware on September 2, 2011 with office locations in Charlotte, North Carolina, Richmond Hill, Ontario (Canada), Blacksburg, Virginia, Redmond, Washington and Delhi (India). The Company was headquartered in Charlotte, North Carolina until 2020 when the Company moved its headquarters to Redmond, Washington.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Stock Split

On May 10, 2021, the Company effected a 5-for-1 forward stock split of its common stock. In connection with the forward stock split, each issued and outstanding share of common stock, automatically and without action on the part of the holders, became five shares of common stock. The par value per share of common was not adjusted. All share, per share and related information presented in the consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the stock split.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Paymentus Group Inc. (Delaware), Paymentus Canada Corporation, Paymentus Corporation (Delaware), Paymentus Acquisition Corp. (Delaware), Tele-Works Inc. and Paxcom India Private Limited (“Paxcom”). All intercompany accounts and balances have been eliminated upon consolidation.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to make operating decisions, allocate resources and assess performance. The Company has three operating segments based on geography. The United States segment represents the vast majority of the Company’s consolidated net sales and gross profit. The additional two operating segments, Canada and India, do not meet the quantitative thresholds for separate reporting, either individually or in the aggregate. None of the operating segments qualified for aggregation. The Company’s CODM is its Chief Executive Officer. The CODM evaluates the performance of the Company’s operating segments based on revenue and gross profit. The Company does not analyze discrete segment balance sheet information related to long-term assets. All other financial information is presented on a consolidated basis. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 15.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, the allowance for credit losses, internal-use software development costs, goodwill, the fair value of the Company’s common stock, stock-based compensation, and accounting for income taxes. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. The pandemic is causing major disruptions to businesses and markets worldwide as the virus continues to spread. A number of countries as well as many states and cities within the United States and Canada have enacted temporary closures of businesses, issued quarantine orders and taken other restrictive measures in response to COVID-19. The Company is closely monitoring the effects of the COVID-19 pandemic and implemented a work from home plan early in the pandemic, with limited individuals allowed in the Company’s office locations.

The actions taken by governments in North America to encourage social distancing and implement quarantine directives resulted in a delay in certain of the Company’s sales cycles as well as delays in certain of the Company’s customer implementation timelines. However, these delays did not affect the Company’s results in any material fashion. There has been no material deterioration in the Company’s financial results even as the pandemic spread further and the number of countries and localities adopting restrictive measures increased. The Company does not expect the COVID-19 pandemic to have any material effect on the Company’s revenues and financial results, although the magnitude and duration of the ultimate effects as a result of the COVID-19 pandemic are not possible to predict at this time.

Foreign Currency

The reporting currency of the Company is the United States Dollar. The Company’s foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated using the exchange rates at the balance sheet date. Revenue and expenses are translated at average exchange rates during the period. Equity transactions are translated using historical exchange rates. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) or (“AOCI”) as a component of stockholders' equity, and related periodic movements are summarized as a line item in the consolidated statements of comprehensive income. Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as foreign exchange gain (loss) in the consolidated statements of operations.

Revenue Recognition

The Company generates revenue primarily from payment transaction fees processed through the Company’s platform. The fees are generated as a percentage of transaction value or a specified fee per transaction, with the actual fees dependent on payment type, payment channel or industry vertical. The payment transaction fees are received directly from billers, who absorb the cost, or from customers in the form of a convenience-type fee. Transaction fees are collected for each completed transaction processed through the platform. The Company also earns other revenue, which primarily consists of maintenance revenue and subscription revenue that was inherited by the Company through the past acquisitions. Other revenue represented approximately 1.4% of total revenue for the years ended December 31, 2019 and 2020, respectively. The Company adopted the requirements of the Accounting Standard Update (“ASU”) 2014-09, Revenues from Contracts with Customers (“Topic 606”) as of January 1, 2019 for all contracts, utilizing the modified retrospective transition method, which resulted in no impact for the cumulative effect of applying the standard.

Cost of Revenue

Cost of revenue consists primarily of interchange and assessment fees, processing fees and bank settlement fees paid to third-party payment processors and financial institutions, and personnel-related costs associated with the Company’s customer support teams, including salaries, benefits, and bonuses. Cost of revenue also includes an allocation of hosting and datacenter costs for the Company’s infrastructure and platform environment, telecommunication expenses used by sales and customer support teams, a portion of amortization of capitalized internal-use software development costs, and a portion of amortization of intangible assets.

Research and Development Costs

Research and development costs are expensed as incurred, unless they qualify as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses associated with the Company’s research and development staff, including salaries, benefits, stock-based compensation and bonuses.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statement of operations. These costs were $0.2 million and $0.5 million for the years ended December 31, 2019 and 2020, respectively.

Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results.

Stock-based Compensation

The Company measures and recognizes compensation expense for all stock option awards granted to employees based on the estimated fair value of the awards on the grant date of the award. The

Company estimates grant date fair value using the Black-Scholes option pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Compensation cost is recognized on a straight‑line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the awards that have vested. Forfeitures are accounted for in the period in which they occur. Substantially all compensation expense related to share-based awards is recorded as a component of general and administrative expense in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash equivalents, which are composed of primarily bank deposits and government issued securities.

Custodial Accounts

The Company has established a relationship with its merchant processors to act as collection and paying agents, whereby a merchant processor receives funds from customers and forwarding such funds to the respective Paymentus client, based on the instructions received from the Company. These merchant processors act as custodians of the cash received and the Company has no legal ownership rights to the funds held in such custodial accounts and does not control the use of these funds. As the Company does not take ownership of the funds, these custodial accounts are not included in the Company’s consolidated balance sheets. The balance of cash in the custodial accounts held by these merchant processors was $0.5 million and $20.5 million as of December 31, 2019 and 2020, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the consolidated balance sheets. No customer accounted for more than 10% of revenue for either of the years ended December 31, 2019 and 2020, and one customer accounted for 13% of accounts receivable for the year ended December 31, 2019. No customer accounted for more than 10% of accounts receivable for the year ended December 31, 2020.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs - unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;
•

Level 2 inputs - other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

•

Level 3 inputs - unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying amounts reflected in the consolidated balance sheets for accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of those instruments.

Accounts and Other Receivables and Allowance for Credit Losses

Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company will evaluate its accounts receivable portfolio to determine if an allowance for credit losses is necessary. The development of the allowance for credit losses is based on an expected loss model that considers reasonable and supportable forecasts of future conditions and a review of past due amounts, historical write-off and recovery experience. Past due balances over 90 days and over a specified amount are reviewed individually for collectability and all other balances are reviewed as a portfolio. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off‑balance sheet exposure related to its customers. Other receivables included $5.0 million and $2.4 million in rebates related to interchange fees for the years ended December 31, 2019 and 2020, respectively.

The changes in the allowance for credit losses were as follows (in thousands):

December 31, 2020

Allowance for credit losses at beginning of period	$—
Charge-offs	—
Recoveries	—
Provision for credit losses	100
Allowance for credit losses at end of period	$100

Internal-use Software Development Costs

The Company capitalizes qualifying internal-use software development costs related to its platform. The costs consist of personnel costs (including related benefits) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. During the years ended December 31, 2019 and 2020, the Company capitalized $10.2 million and $14.4 million in software development costs, respectively.

Capitalized costs are amortized over the estimated useful life of the software, which management estimated to be a range of three to five years, and are recorded on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expense is recorded in cost of revenue and operating expenses in the consolidated statement of operations aligned with the internal organizations that are the primary beneficiaries of such assets. During the years ended December 31, 2019 and 2020, the Company recorded $2.0 million and $3.5 million of amortization expense in cost of revenue, and $2.0 million and $3.0 million of amortization expense in operating expenses, respectively.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Automobile	5 years

Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in other income (expense) in the consolidated statements of operations. Costs of maintenance or repairs that do not extend the lives of the respective assets are expensed as incurred.

Business Combination

The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations.

Impairment of Long-lived Assets (Including Goodwill and Intangible Assets)

Long-lived assets with finite lives include property and equipment, capitalized internal-use software development costs, and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets and capitalized internal-use software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

Goodwill is not amortized but rather tested at the reporting unit level for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company has three reporting units. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. See Note 7 for more information regarding the carrying value of goodwill by reporting unit.

In performing this qualitative assessment, the Company considers the following circumstances as well as others:

•	Changes in general macroeconomic conditions such as a deterioration in general economic conditions; limitations on accessing capital; or other developments in equity and credit markets;
•

Changes in industry and market conditions such as a deterioration in the environment in which the Company operates; an increased competitive environment; a decline in market-dependent multiples or metrics (in both absolute terms and relative to peers); a change in the market for an entity’s products or services; or a regulatory or political development;

•	Changes in cost factors that have a negative effect on earnings and cash flows;
•	Decline in overall financial performance (for both actual and expected performance); and
•	Recent implied valuation resulting from equity transactions and third-party valuations.

The Company completed its annual goodwill impairment test as of December 31, 2020 using a qualitative assessment. The Company did not recognize any impairment of goodwill during the years ended December 31, 2019 or 2020.

Leases

On January 1, 2020, the Company adopted Accounting Standards Codification (“ASC”) No. 842, Leases, on a modified retrospective basis. Under this transition method, the Company did not recast the prior period financial statements presented. Financial information related to periods prior to adoption are as originally reported under ASC 840, Leases.

At January 1, 2020, the Company recorded operating lease right-of-use (“ROU”) assets and operating lease liabilities of $3.4 million. The adoption of the standard did not have a material impact on the Company’s stockholders’ equity, results of operations or cash flows.

The Company classifies leases as either operating or financing at inception and as necessary at modification. Leased assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date. Although it may have a right and an obligation to exchange lease payments for a leased asset from the date of inception, the Company is unlikely to have an obligation to make lease payments before the asset is made available for use; therefore, lease classification, recognition, and measurement are determined at the lease commencement date.

The new standard provides several optional practical expedients in transition. The Company elected the package of three practical expedients permitted under the transition guidance, which eliminates the requirement to reassess whether a contract contains a lease and lease classification. The Company also elected the use of hindsight in determining the relevant lease terms for use in the capitalization of the operating lease liability.

The Company has also made accounting policy elections, including a short-term lease exception policy, permitting the Company to not apply the recognition requirements of this standard to short-term leases (i.e., leases with expected terms of 12 months or less), and an accounting policy to account for lease and certain non-lease components as a single component for certain classes of assets other than computer equipment leases. For computer equipment leases, the Company has agreements with lease and non-lease components, which are accounted for separately. For these agreements, lease payments are allocated between the lease and non-lease components based on the relative stand-alone price of these components.

The Company has leases for office facilities, computer equipment, and data centers. The Company’s leases have remaining initial lease terms of less than one year to approximately ten years, some of which include options to extend the leases for up to 4 years, and some of which include options to terminate the leases.

Operating leases are included in operating lease ROU assets, and operating lease liabilities on the Company’s consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and in a similar economic environment. The operating lease ROU asset also includes any initial direct costs, lease payments made prior to lease commencement, and lease incentives received. The Company’s lease terms are the noncancelable period including any rent-free periods provided by the lessor and may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and upon modification or remeasurement, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Leased property under finance leases are included in property and equipment, net. Finance lease liabilities are included within accrued liabilities, and finance lease and other finance obligations, net of current portion on the Company’s consolidated balance sheets. Property and equipment under finance leases is generally amortized over the lease term and is included in general and administrative expenses. The interest on the finance lease liabilities is included in interest income, net.

Judgment is required when determining whether any of the Company’s data center contracts contain a lease. The Company concluded a lease exists when the asset is specifically identifiable, substantially all the economic benefit of the asset is obtained, and the right to direct the use of the asset exists during the term of the lease.

Treasury Stock

The Company accounts for treasury stock acquisitions using the cost method. The Company accounts for the retirement of treasury stock by deducting its par value from common stock or Series A preferred stock and reflecting any excess of cost over par value as a deduction from additional paid-in capital in the consolidated balance sheets.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. ASU 2016-02 requires the recognition on the balance sheet of a lease liability to make lease payments by lessees and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance will also require significant additional disclosure about the amount, timing and uncertainty of cash flows from leases. The new lease guidance is effective for periods beginning after December 15, 2018 for public entities and January 1, 2021 for non-public companies. The Company early adopted this standard beginning January 1, 2020, using the modified retrospective approach as discussed above. For additional information, see Note 8 – Leases.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans, and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on the consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance on January 1, 2020. The adoption of this guidance did not have a material impact on the consolidated financial statements and related disclosures.

Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	Restatement of Previously Issued Consolidated Financial Statements

The Company has restated its previously issued consolidated statement of operations for the year ended December 31, 2019 to correct for the misstatement of its undeclared dividends on Series A preferred stock, which resulted in the misstatement of net income attributable to common stock and net income per share attributable to common stock. Specifically, the Company incorrectly calculated its 2019 net income per share attributable to common stock due to the erroneous inclusion of cumulative undeclared dividends on the Series A preferred stock instead of only those undeclared dividends applicable to 2019. Such errors had no net impact to the Company’s previously issued consolidated net income, financial position or cash flows. In connection with the restatement of the consolidated statement of operations for the year ended December 31, 2019 for the item noted above, the Company has also corrected for the misclassification of $2.7 million of costs recorded as sales and marketing expenses instead of as reductions to revenue. The adjustments to net income per share attributable to common stock and revenue also affected certain notes to the consolidated financial statements, and conforming changes have been made to Notes 4, 5 and 15, and elsewhere within these statements as applicable.

The effects of the restatement on the line items within the Company’s consolidated statement of operations for the year ended December 31, 2019 are as follows (in thousands except share and per share data):

	Year Ended December 31, 2019
	As Previously Reported	Adjustment	As Restated
Revenue	$238,457	$(2,679)	$235,778
Gross profit	77,113	(2,679)	74,434
Sales and marketing	30,668	(2,679)	27,989
Total operating expenses	58,742	(2,679)	56,063
Net income	13,697	—	13,697
Undeclared dividends on Series A preferred stock	(26,937)	22,240	(4,697)
Net (loss) income attributable to common stock	(13,240)	22,240	9,000
Net (loss) income per share attributable to common stock
Basic	(0.13)	0.22	0.09
Diluted	(0.13)	0.21	0.08
Weighted-average number of shares used to compute net income per share attributable to common stock
Basic	103,469,238	—	103,469,238
Diluted	103,469,238	2,881,235	106,350,473

4.	Revenue

Pursuant to ASC 606, the Company evaluates the services promised in contracts with customers at contract inception, and identifies a performance obligation for each promise to transfer a service that is distinct. For the payment transaction services, the promise to the customer is that the Company stands ready to process payment transactions the customer requests on a daily basis over the contract term. Since the timing and quantity of transactions to be processed by Paymentus is not determinable, the

Company views payment services to comprise an obligation to stand ready to process as many transactions as the customer requests. Under a stand-ready obligation, the evaluation of the nature of a performance obligation is focused on each time increment rather than the underlying activities. Therefore, the Company views payment services to comprise a series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation.

ASC 606 requires that the Company determines for each customer arrangement whether revenue should be recognized at a point in time or over time. Substantially all of the Company’s revenues are recognized over time. The majority of the payment transaction services are priced as a percentage of transaction value or a specified fee per transaction. Given the nature of the promise based on unknown quantities or outcomes of services to be performed over the contract term, the total consideration is determined to be variable consideration. The variable consideration for the Company’s payment service is usage-based and, therefore, it specifically relates to the Company’s efforts to satisfy its payment services obligation. The variability is satisfied each day the service is provided to the customer. The Company directly assigns variable fees to the distinct day of service to which it relates, by considering the services performed each day. Therefore, Paymentus measures revenue for its payment service on a daily basis based on the services that are performed on that day and recognizes revenue once the transaction is complete.

Customer contracts are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Some of the contracts include tiered pricing, based primarily on volume. The fee charged per transaction is adjusted up or down if the volume processed for a specified period is different from prior period defined volumes. The Company has concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume.

The Company recognizes fees charged to customers primarily on a gross basis as transaction revenue when the Company is the principal in respect of completing a payment transaction. In order to provide payment services, the Company routes and clears each transaction through the applicable payment network. The Company obtains authorization for the transaction and requests funds settlement from the card issuing financial institution through the payment network. When third parties are involved in the transfer of goods or services to customers, the Company considers the nature of each specific promised good or service and applies judgment to determine whether the Company controls the good or service before it is transferred to the customer or whether the Company is acting as an agent of the third party. To determine whether or not the Company controls the good or service before it is transferred to the customer, the Company assesses indicators including whether the Company or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service, as well as other considerations. Based on an assessment of these indicators, the Company has concluded that the Company bears primary responsibility for the fulfillment of the payment service, contracts directly with customers, controls the product specifications, and defines the value proposal from the Company’s services. The Company therefore bears full margin risk when completing a payment transaction, and on that basis, controls those services prior to being transferred to the customer. The interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks are recognized as transaction expense within cost of revenue in the consolidated statements of operations.

ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations. As permitted by ASC 606, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As described above, most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service. Such variable consideration meets the specified criteria for the disclosure exclusion; therefore, the majority of the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied is variable consideration that is not required for this disclosure.

Contract Balances

The Company does not have any capitalized contract costs as the Company’s sales compensation paid to the sales force is earned based on the margins earned from the contract over the contract term, contingent on continued employment with the Company by the salesperson. Sales commissions tied to key operating metrics other than new sales, are not considered incremental costs of obtaining a customer and are expensed in the same period as they are earned. The Company records commission expense within sales and marketing expense in the consolidated statements of operations.

The Company has an immaterial amount of contract liabilities recorded in the consolidated balance sheets related to legacy contracts obtained from prior acquisitions associated with the Company’s insignificant other revenue stream.

Disaggregation of Revenue

The following table presents a disaggregation of revenue from contracts with customers (in thousands):

	Year Ended December 31,
	2019	2020
Payment transaction processing revenue	$232,379	$297,494
Other	3,399	4,273
Total revenue	$235,778	$301,767

5.	Net Income Per Share Attributable to Common Stock

Basic net income per share attributable to common stock is computed by deducting the undeclared dividends on the Series A preferred shares from net income to arrive at net income attributable to common stock and dividing net income attributable to common stock for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to common stock is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. The dilutive effect of outstanding options is reflected in diluted net income per share attributable to common stock by application of the treasury stock method. The calculation of diluted net income per share attributable to common stock excludes all anti-dilutive common shares.

The following table sets forth the computation of basic and diluted net income per share attributable to common stock (in thousands except share and per share data):

	Year Ended December 31,
	2019	2020
Numerator:
Net income	$13,697	$13,711
Undeclared dividends on Series A preferred stock	(4,697)	(5,186)
Net income attributable to common stock	$9,000	$8,525
Denominator:
Weighted-average shares of common stock - basic	103,469,238	103,479,239
Dilutive effect of equity incentive awards	2,881,235	2,728,644
	106,350,473	106,207,883
Net income per share attributable to common stock
Basic	$0.09	$0.08
Diluted	0.08	0.08

The Company did not have any securities that were excluded from the computation of diluted net income per share attributable to common stock calculations for the periods presented as all options outstanding were considered to be dilutive.

6.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2019	2020
Computer equipment	$3,099	$4,368
Furniture and fixtures	948	976
Leasehold improvements	183	183
Automobile	5	5
Total property and equipment	4,235	5,532
Less: Accumulated depreciation and amortization	(2,758)	(3,760)
Property and equipment, net	$1,477	$1,772

Depreciation and amortization expense recorded for property and equipment was $0.6 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively. Property and equipment includes $0.9 million and $0.8 million of assets acquired through finance leases as of December 31, 2019 and 2020, respectively. These leased assets are included in the computer equipment category in the table above.

7.	Acquisitions, Goodwill and Intangible Assets

Acquisitions

Paxcom

On February 7, 2019, the Company completed the acquisition of Paxcom, by acquiring all of the outstanding shares for a total purchase price of approximately $1.2 million, consisting of cash consideration. The Company acquired Paxcom for access to its workforce, and to expand geographically. As part the purchase agreement, $0.3 million of the purchase price was recorded as a holdback and is included within accrued liabilities in the consolidated balance sheets as of December 31, 2019. The holdback was released and paid in August 2020. The allocation of the purchase price resulted in approximately $0.3 million in acquired software, net working capital of $0.1 million, net of $0.1 million of assumed debt and goodwill of $0.8 million, which is attributable to expected growth opportunities, an assembled workforce and synergies expected to arise from the acquisition. The Company does not expect goodwill to be deductible for income tax purposes. In connection with this acquisition, the Company incurred approximately $0.1 million of transaction fees.

Paxcel Technologies Private Limited

Paxcom, a subsidiary of the Company, entered into an asset purchase agreement with Paxcel Technologies Private Limited, (“Paxcel”), which was partially owned by an employee of Paymentus, on October 10, 2019 for a total purchase price of $0.5 million, consisting of cash consideration. The Company purchased Paxcel for access to its workforce, and to expand geographically. The Company allocated $0.5 million to goodwill, which is attributable to the expected growth opportunities, an assembled workforce and synergies expected to arise from the acquisition. The Company does not expect goodwill to be deductible for income tax purposes.

Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows (in thousands):

	United States	Other	Total
Balance as of December 31, 2018	$11,492	$398	$11,890
Goodwill acquired	811	500	1,311
Foreign currency translation adjustments	—	19	19
Balance as of December 31, 2019	12,303	917	13,220
Foreign currency translation adjustments	—	(15)	(15)
Balance as of December 31, 2020	$12,303	$902	$13,205

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (Years)
Technology	$7,570	$(7,165)	$405	7.0
License	2,611	(2,411)	200	1.0
Customer relationship	6,771	(6,771)	—	—
Software	502	(232)	270	3.0
Non-compete	325	(325)	—	—
Trademark	200	(200)	—	—
Total	$17,979	$(17,104)	$875

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (Years)
Technology	$7,579	$(7,460)	$119	7.0
License	2,652	(2,652)	—	—
Customer relationship	6,782	(6,782)	—	—
Software	532	(355)	177	3.0
Non-compete	330	(330)	—	—
Trademark	200	(200)	—	—
Total	$18,075	$(17,779)	$296
Amortization expense of intangible assets was $1.4 million and $0.6 million for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, future amortization expense is expected to be as follows (in thousands):

Years Ending December 31,
2021	$145
2022	67
2023	36
2024	36
2025	12
Thereafter	—
Total future amortization expense	$296

8.	Leases

The Company enters into operating and finance leases, primarily related to rental of office space, equipment and data centers. Both operating and finance leases have remaining lease terms which range from less than one year to ten years, and often include one or more renewal or termination options. These options are not included in the determination of the lease term at commencement unless it is reasonably certain that the Company will exercise the option.

The components of lease cost were as follows (in thousands):

December 31, 2020
Operating lease cost	$3,026
Finance lease cost
Depreciation expense	302
Interest on finance lease liabilities	23
Total finance lease cost	325
Short-term lease cost	345
Total lease cost	$3,696

Supplemental cash flow information related to leases was as follows (in thousands):

December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$2,652
Operating cash flows for finance lease	23
Financing cash flows for finance leases	323
Right-of-use assets obtained in exchange of operating lease obligations	$7,678
Property and equipment obtained in exchange of finance lease obligations	814

Weighted-average remaining lease term and discount rate for the Company’s leases were as follows:

December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	6.7
Finance leases	2.2
Weighted-average discount rate
Operating leases	2.98%
Finance leases	3.24%

The total remaining lease payments under non-cancelable operating and finance leases as of December 31, 2020 were as follows (in thousands):

Years Ending December 31,	Operating Leases	Finance Leases
2021	$3,058	$269
2022	1,435	269
2023	568	105
2024	557	—
2025	565	—
Thereafter	3,032	—
Total lease payments	$9,215	$643
Less imputed interest	(729)	(23)
Total lease liabilities	$8,486	$620

Operating lease payments presented above exclude $2.8 million of legally-binding lease commitments for a lease signed but not yet commenced as of December 31, 2020. This operating lease will commence in 2021 with a lease term of ten years.

Future minimum lease payments for capital and operating lease agreements as of December 31, 2019, prior to the adoption of new lease accounting guidance as described in Note 2, were as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases
2020	$117	$2,274
2021	—	2,180
2022	—	650
2023	—	—
2024	—	—
Thereafter	—	—
Total Minimum Payments	$117	$5,104
Less amounts representing interest	(5)
Present value of capital lease obligations	$112

9.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2019	2020
Payroll and employee-related expenses	$5,344	$6,474
Finance leases and other financing obligations	627	1,132
Other accrued liabilities	1,247	2,595
	$7,218	$10,201

Finance leases and other financing obligations includes the current portion of finance leases related to the acquisition of computer equipment and short-term insurance premium financing arrangements. Prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications did not affect the total amount of accrued liabilities.

10.	Commitments and Contingencies

Other Commitments

The Company has entered into certain non-cancellable agreements for software and marketing services that specify all significant terms, including fixed or minimum services to be used, pricing provisions and the approximate timing of the transaction. Obligations under contracts that are cancellable or with remaining terms of 12 months or less are not included.

Future minimum payments under other non-cancellable agreements as of December 31, 2020 were as follows (in thousands):

Years Ending December 31,
2021	$1,815
2022	1,160
2023	318
2024	—
2025	—
Thereafter	—
$3,293

401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the years ended December 31, 2019 and 2020.

Legal Matters

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows as of and for the years ended December 31, 2019 and 2020.

Indemnification

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company’s activities or non-compliance with obligations or representations made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision.

11.	Related Party Transactions

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to the Company’s business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of the Company.

On September 6, 2011, the Company issued a loan to the Company’s Chief Executive Officer for $0.8 million at an interest rate of 2% per annum. The Company recorded the principal amount of $0.8 million as a reduction to additional paid-in capital in the consolidated statements of stockholders’ equity. The Chief Executive Officer and an entity affiliated with him have pledged 805 shares of the Company's Series A preferred shares and 1,788,205 common shares as security for the loan. The loan principal and interest are due and payable on September 6, 2026. During the years ended December 31, 2019 and 2020, the Company recognized an immaterial amount of interest income relating to the loan. At December 31, 2020, the Company had recorded a receivable for accrued interest of $0.2 million, which is included in prepaid expenses and other current assets in the consolidated balance sheets.

The Company had a sub-lease agreement with an affiliated entity, where the Company leased office space. This agreement was terminated on August 31, 2019. Rent expense recorded for the year ended

December 31, 2019 was $0.2 million, which is included in general and administrative expenses in the consolidated statements of operations.

The wife of the Company’s Chief Executive Officer serves as a vice president for the Company. She received aggregate compensation, inclusive of her base salary and bonus, of $0.2 million for her employment with the Company for both of the years ended December 31, 2019 and 2020. In addition, the son of a member of the Company’s board of directors serves as a vice president of the Company and he received aggregate compensation, inclusive of his base salary and bonus, of $0.2 million and $0.3 million for his employment with the Company for the years ended December 31, 2019 and 2020, respectively.

12.	Equity

Series A Preferred Stock

During the year ended December 31, 2019, the Company issued 41 Series A preferred shares of the Company at a price of $1,000 per share. For further discussion, see Equity Sale as described below.

Dividends

Holders of the Series A preferred shares are entitled to receive cumulative dividends at the rate of 10% per annum, subject to board approval. For the years ended December 31, 2019 and 2020, the Series A preferred shares had accumulated dividends of $26.9 million and $32.1 million, respectively. These dividends had not been declared by the Board of Directors and, therefore, no liability has been reflected in the consolidated balance sheets at December 31, 2019 or 2020. The Series A preferred shares are not entitled to participate in any dividends or other distributions paid on the common stock.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, each holder of Series A preferred shares shall be entitled to be paid, before any distribution or payment to the common stockholders, an amount equal to the aggregate liquidation value of $1,000 per share plus accrued and unpaid dividends. As of December 31, 2020, the total liquidation amount would have been $55.1 million, consisting of aggregate liquidation value of $23.0 million and unpaid cumulative dividends of $32.1 million. The holders of Series A preferred shares are not entitled to any further payment with respect to such Series A preferred shares. If upon any such liquidation, dissolution or winding up of the Company, the Company's assets to be distributed among the holders of the Series A preferred shares are insufficient, then the entire assets available shall be distributed on a pro rata basis among such holders based on the aggregate liquidation value of the Series A preferred shares held by such holders.

Voting

The Series A preferred shares have no voting rights.

Classification

The Series A preferred stock is contingently redeemable upon ordinary liquidation events of the Company. The Series A preferred stock is not mandatorily redeemable and does not contemplate any other deemed liquidation events that would constitute a redemption event outside of the Company’s control. The Company reviewed the guidance under ASC 480, and Accounting Series Release No. 268 (“ASR 268”) that requires preferred securities that are redeemable for cash or other assets be classified outside of permanent equity if the security meets certain requirements. Under ASC 480, ordinary liquidation events do not result in the instrument being subject to ASR 268, therefore all shares of the Series A preferred stock have been presented as permanent equity in the consolidated balance sheets.

Common Stock

The Company has one class of common stock. Each holder of common stock has the right to one vote per share and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote upon matters and in such manner as may be provided by law. Holders of common shares are entitled to receive any dividends as may be declared or paid from time to time by the board of directors and will participate in such dividends ratably on a per-share basis. The rights of common stockholders to receive dividends are subject to the rights of the holders of Series A preferred stock. In addition, subject to the provisions of the preferred stock, the holders of the common shares shall be entitled to participate ratably on a per-share basis in all distributions to the holders of common stock in any liquidation, dissolution or winding up of the Company. No dividends have been declared or paid since inception.

Equity Sale

On February 7, 2019, the Company authorized the issuance of 41 shares of preferred stock and 98,657 shares of common stock to an employee of the Company for a total aggregate purchase price of $0.1 million. As noted above, the preferred shares were issued at fair value. The common shares were issued at $0.60 per share, which represented a significant discount to fair value, of $0.8 million on issuance date. As noted in the investment agreement, the shares vest only upon liquidation, dissolution or wind up of the Company, or upon termination without cause from the Company, whereby the repurchase price for each share will be equal to the fair value as of separation date. The Company will recognize the expense at the time vesting occurs, as the Company cannot reasonably conclude on the probability and timing of when the vesting condition will be met.

13.	Stock-Based Compensation

In 2012, the Company adopted a stock-based compensation plan (“the Plan”) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. To date, the Company has only granted stock options that are settled in shares. During the year ended December 31, 2019, the Company amended the Plan to authorize grants to purchase up to 14,000,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price less than, equal to or greater than the stock's fair value at the date of grant. All awards have 10-year terms and have vesting periods that are determined at the date of grant.

At December 31, 2020, there were 1,620,395 remaining options available for the Company to grant under the Plan. The grant date fair value of each option awarded is estimated on the date of grant using the Black-Scholes option pricing model. The Company currently uses authorized and unissued shares to satisfy share award exercises.

A summary of the Company’s option activity during the years ended December 31, 2019 and 2020 was as follows (in thousands, except share and per share amounts):

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Options	Exercise Price	Contractual	Intrinsic
	Outstanding	per Share	Life (years)	Value
Outstanding at December 31, 2018	3,489,340	$0.05	4.72	$1,922
Options granted	3,428,620	8.66
Options exercised	—	—
Options forfeited	(3,665)	0.60
Outstanding at December 31, 2019	6,914,295	$4.32	6.46	$30,016
Options granted	610,500	8.66
Options exercised	—
Options forfeited	(15,585)	1.00
Outstanding at December 31, 2020	7,509,210	$4.68	5.80	$36,580
Exercisable at December 31, 2020	4,751,660	$2.40	4.19	$33,986

The weighted average grant date fair value of options granted during the years ended December 31, 2019 and 2020, was $2.59 and $3.71, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock.

The fair value of options granted during the years ended December 31, 2019 and 2020 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the Plan:

	Year Ended December 31,
	2019	2020
Dividend yield	0.0%	0.0%
Risk-free interest rate	2.3%	0.3% - 0.4%
Expected term (in years)	5	5
Expected volatility	29.0%	50.0%

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of the Company’s common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. The valuation assumptions were determined as follows:

Expected Term

The expected life of options granted to employees in 2019 and 2020 was determined by using management’s best estimation of exercise activity.

Risk-Free Interest Rate

The Company utilizes a risk-free interest rate in the option valuation model based on U.S. Treasury zero-coupon issues, with remaining terms similar to the expected term of the options.

Expected Volatility

As the Company does not have any trading history for its common stock, the expected volatility is based on the historical volatility of the Company’s publicly traded industry peers utilizing a period of time consistent with the Company’s estimate of expected term.

Expected Dividend Yield

The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option valuation model.

Fair Value of Underlying Common Stock

Because the Company’s common stock is not publicly traded, the Company must estimate the fair value of common stock. The Company prepared the valuations with the assistance of a third-party valuation firm, utilizing approaches and methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and information provided by management, including historical and projected financial information, prospects and risks, company performance, various corporate documents, capitalization, and economic and financial market conditions. Management, with its third-party valuation firm, also utilized other economic, industry, and market information obtained from other resources considered reliable.

Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$—	$—
Operating expenses
Research and development	7	27
Sales and marketing	12	34
General and administrative	1,566	1,933
Total stock-based compensation	$1,585	$1,994

At December 31, 2020, there was $7.6 million of total unrecognized compensation cost related to unvested stock options granted under the Plan, which is expected to be recognized over a remaining weighted-average period of 3.4 years.

14.	Income Taxes

The components of income before income taxes were as follows (in thousands):

	Year Ended December 31,
	2019	2020
United States	$16,661	$16,548
Foreign	1,818	1,816
Total	$18,479	$18,364

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Domestic	$3,261	$2,485
Foreign	241	534
Total	3,502	3,019
Deferred:
Domestic	1,071	1,583
Foreign	209	51
Total	1,280	1,634
Provision for income taxes	$4,782	$4,653

The effective income tax rate differs from the federal statutory income tax rate applied to the income before provision for income taxes due to the following (in thousands):

	Year Ended December 31,
	2019	2020
Federal statutory rate	21.0%	21.0%
State taxes	4.3%	4.3%
Permanent differences	0.3%	(0.3)%
Difference in prior year tax filings from provision	0.1%	0.1%
Other	0.2%	0.2%
	25.9%	25.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 and 2020 were as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Stock-based compensation and other accruals	$1,278	$1,714
State net operating losses	29	70
Research and development tax credit carry forward	98	—
Operating lease liabilities	—	3,521
Fixed assets	203	197
Other	2	48
Total deferred tax assets	1,610	5,550
Valuation allowance	—	(22)
Net deferred tax assets	$1,610	$5,528
Deferred tax liabilities:
Intangible assets	(2,919)	(5,046)
Research and development tax credit carry forward	—	(36)
Fixed assets	—	(39)
Operating lease right-of-use assets	—	(3,423)
Foregone foreign tax credit	(282)	(213)
Total deferred tax liabilities	(3,201)	(8,757)
Net deferred tax liabilities	$(1,591)	$(3,229)

Reported as:
Deferred tax asset (non-current)	$319	$270
Deferred tax liability (non-current)	(1,910)	(3,499)
Net deferred tax liabilities	$(1,591)	$(3,229)

The Company provided a valuation allowance against the excess foreign tax credits as of December 31, 2020 as it was more likely than not the Company will not be able to utilize these credits.

The Company had net operating losses of $1.0 million and $1.5 million as of December 31, 2019 and 2020, respectively, in the U.S. that can be applied against taxable income in certain states in future years. To the extent that these losses are not used, they begin to expire in 2034. Furthermore, the Company had an immaterial amount of non-refundable federal investment tax credits as of December 31, 2019 and 2020 in Canada, which are available to reduce future federal tax liability and, if unused, begin to expire in 2033.

As of December 31, 2019 and 2020, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.

Interest and penalties related to income tax matters are classified as a component of income tax expense and were immaterial for the years ended December 31, 2019 and 2020. Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. The Company’s tax filings remain subject to audits by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Tax years 2017 and forward generally remain open for examination for federal and state tax purposes. Tax years 2016 and forward generally remain open for examination for foreign tax purposes.

The Company has not recorded foreign withholding taxes or deferred income tax liabilities related to undistributed earnings of foreign operations of approximately $0.6 million and $2.7 million as of December 31, 2019 and 2020, respectively, since such earnings are considered permanently invested.

15.	Geographic Information

Revenue by geographic area, based on the location of the Company’s users, was as follows (in thousands):

	Year Ended December 31,
	2019	2020
United States	$230,975	$295,761
Other	4,803	6,006
Total	$235,778	$301,767

Long-lived assets, comprising property and equipment assets, by geographic area were as follows (in thousands):

	December 31,
	2019	2020
United States	$560	$717
Other	917	1,055
Total	$1,477	$1,772

16.	Subsequent Events

The Company has evaluated subsequent events through March 22, 2021, the date on which these consolidated financial statements were issued, and noted no significant event that needs to be disclosed except as follows:

On March 16, 2021, the Company’s Chief Executive Officer paid in full a loan outstanding in the amount of $0.8 million, plus accrued interest of $0.2 million for a total payment of $1.0 million.

On May 10, 2021, the Company effected a 5-for-1 forward stock split as described in Note 2.

Events Subsequent to the Original Issuance of Financial Statements (Unaudited)

On May 13, 2021, the Company entered into a warrant agreement with an affiliate of a partner in connection with entering into a commercial agreement with the partner. The warrant agreement provides that the Company will issue warrants to the partner affiliate covering a number of shares of the Company’s Class A common stock equal to $17.5 million divided by 87.5% of the initial public offering price per share, at a strike price equal to 87.5% of such offering price per share, half of which will become issuable upon completion of the initial public offering and half of which may become issuable subject to the achievement of certain commercial milestones through December 31, 2025.

On May 16, 2021, the Company entered into a purchase agreement with existing stockholders pursuant to which they agreed to purchase, subject to certain conditions, up to $50.0 million of Class A common stock of the Company in a private placement concurrent with, and subject to, the completion of an initial public offering of the Company’s stock.

PAYMENTUS HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except share and per share data)

	December 31,	March 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	$46,666	$49,369
Accounts and other receivables, net of allowance of $100 and $96	28,034	33,634
Income tax receivable	2,011	1,697
Prepaid expenses and other current assets	3,117	3,593
Total current assets	79,828	88,293
Property and equipment, net of accumulated depreciation and amortization of $3,760 and $4,044	1,772	1,829
Capitalized internal-use software development costs, net	20,963	23,151
Intangible assets, net	296	221
Goodwill	13,205	13,216
Operating lease right-of-use assets	8,322	7,705
Deferred tax asset	270	154
Other long-term assets	218	220
Total assets	$124,874	$134,789
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$16,825	$21,677
Accrued liabilities	10,201	9,788
Operating lease liabilities	3,010	2,377
Contract liabilities	612	1,495
Income tax payable	463	—
Total current liabilities	31,111	35,337
Deferred tax liability	3,499	4,136
Operating leases, net of current portion	5,476	5,559
Finance leases and other finance obligations, net of current portion	412	346
Total liabilities	40,498	45,378
Commitments and contingencies (Note 9)
Stockholders’ equity
Series A preferred stock - par value $0.01 per share; 50,000 shares authorized; 23,333 shares issued; and 23,013 outstanding as of December 31, 2020 and March 31, 2021	—	—
Common stock: $0.005 par value per share; 150,000,000 shares authorized; 104,785,651 shares issued; and 103,479,239 outstanding as of December 31, 2020 and March 31, 2021	517	517
Treasury stock at cost, 320 Series A preferred shares and 1,306,412 common shares as of December 31, 2020 and March 31, 2021	(579)	(579)
Additional paid-in capital	29,175	30,551
Accumulated other comprehensive income	216	237
Retained earnings	55,047	58,685
Total stockholders’ equity	84,376	89,411
Total liabilities and stockholders' equity	$124,874	$134,789

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2020	2021

Revenue	$69,593	$92,222
Cost of revenue	48,816	64,675
Gross profit	20,777	27,547
Operating expenses
Research and development	5,768	7,730
Sales and marketing	7,612	8,222
General and administrative	3,688	6,742
Total operating expenses	17,068	22,694
Income from operations	3,709	4,853
Other income (loss)
Interest income (expense), net	42	(3)
Foreign exchange (loss) gain	(66)	9
Income before income taxes	3,685	4,859
Provision for income taxes	(906)	(1,221)
Net income	$2,779	$3,638
Undeclared dividends on Series A preferred stock	(1,242)	(1,360)
Net income attributable to common stock	$1,537	$2,278
Net income per share attributable to common stock
Basic	$0.01	$0.02
Diluted	0.01	0.02
Weighted-average number of shares used to compute net income per share attributable to common stock
Basic	103,479,239	103,479,239
Diluted	106,129,442	106,303,894

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2020	2021
Net income	$2,779	$3,638
Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax of $0 and $0	(23)	21
Comprehensive income	$2,756	$3,659

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

(In thousands, except share amounts)

	Series A				Additional			Accumulated Other	Total
	Preferred Stock		Common Stock		Paid-In	Treasury	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stock	Earnings	Income	Equity
Balances at December 31, 2019	23,013	$—	103,479,239	$517	$27,181	$(579)	$41,336	$149	$68,604
Issuance of shares	—	—	--	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	475	—	—	—	475
Related party loan receivable	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	(23)	(23)
Net income	—	—	—	—	—	—	2,779	—	2,779
Balances at March 31, 2020	23,013	$—	103,479,239	$517	$27,656	$(579)	$44,115	$126	$71,835

Balances at December 31, 2020	23,013	$—	103,479,239	$517	$29,175	$(579)	$55,047	$216	$84,376
Stock-based compensation	—	—	—	—	563	—	—	—	563
Repayment of related party loan receivable	—	—	—	—	813	—	—	—	813
Other comprehensive income	—	—	—	—	—	—	—	21	21
Net income	—	—	—	—	—	—	3,638	—	3,638
Balances at March 31, 2021	23,013	$—	103,479,239	$517	$30,551	$(579)	$58,685	$237	$89,411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	March 31,
	2020	2021
Cash flows from operating activities
Net income	$2,779	$3,638
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,020	2,392
Deferred income taxes	407	757
Stock-based compensation	475	563
Non-cash lease expense	627	791
Change in operating assets and liabilities, net of impact of business combination
Accounts and other receivables	(3,834)	(5,596)
Prepaid expenses and other current and long-term assets	(414)	(77)
Accounts payable	3,054	4,770
Accrued liabilities	(840)	(67)
Operating lease liabilities	(557)	(725)
Contract liabilities	712	883
Income taxes receivable, net of payable	472	(152)
Net cash provided by operating activities	4,901	7,177
Cash flows from investing activities
Purchases of property and equipment	(164)	(156)
Capitalized internal-use software development costs	(3,454)	(4,256)
Net cash used in investing activities	(3,618)	(4,412)
Cash flows from financing activities
Proceeds from repayment of related party loan	—	813
Payments of deferred offering costs	—	(457)
Payments on other financing obligations	(259)	(383)
Payments on finance leases	(58)	(68)
Net cash used in financing activities	(317)	(95)
Foreign currency effect on cash and cash equivalents	(47)	33
Net increase in cash and cash equivalents	919	2,703
Cash and cash equivalents
Beginning of period	27,427	46,666
End of period	$28,346	$49,369
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$616
Non-cash investing activities:
Property and equipment purchases in accounts payable and other payables	$32	$75
Non-cash financing activities:
Property and equipment acquired through finance lease liabilities	$399	$—
Intangibles acquired through other financing obligations	28	—
Unpaid deferring offering costs	—	190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PAYMENTUS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	Organization and Description of Business

Description of Business

Paymentus Holdings, Inc. and its wholly owned subsidiaries (“Paymentus” or “the Company”) provides electronic bill presentment and payment services, enterprise customer communication and self-service revenue management to customers through a Software-as-a-Service, (“SaaS”), secure, omni-channel technology platform. The platform seamlessly integrates into a biller’s core financial and operating systems to provide flexible and secure access to payment processing of credit cards, debit cards, eChecks and digital wallets across a significant number of channels including online, mobile, IVR, call center, chatbot and voice-based assistants. Paymentus was incorporated in the state of Delaware on September 2, 2011 with office locations in Charlotte, North Carolina, Richmond Hill, Ontario (Canada), Blacksburg, Virginia, Redmond, Washington and Delhi (India). The Company was headquartered in Charlotte, North Carolina until 2020 when the Company moved its headquarters to Redmond, Washington.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The interim condensed consolidated balance sheet as of March 31, 2021, and the interim consolidated statements of operations, of comprehensive loss, of cash flows, and of stockholders’ equity for the three months ended March 31, 2020 and 2021, and the related notes to such interim condensed consolidated financial statements are unaudited. These unaudited interim condensed consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of March 31, 2021 and the results of operations and cash flows for the three months ended March 31, 2020 and 2021. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2019 and 2020 included elsewhere in this prospectus.

Stock Split

On May 10, 2021, the Company effected a 5-for-1 forward stock split of its common stock. In connection with the forward stock split, each issued and outstanding share of common stock, automatically and without action on the part of the holders, became five shares of common stock. The par value per share of common was not adjusted. All share, per share and related information presented in the unaudited interim condensed consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the stock split.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Paymentus Group Inc. (Delaware), Paymentus Canada Corporation, Paymentus Corporation (Delaware), Paymentus Acquisition Corp. (Delaware), Tele-Works Inc. and Paxcom India Private Limited (“Paxcom”). All intercompany accounts and balances have been eliminated upon consolidation.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to make operating decisions, allocate resources and assess performance. The Company has three operating segments based on geography. The United States segment represents the vast majority of the Company’s consolidated net sales and gross profit. The additional two operating segments, Canada and India, do not meet the quantitative thresholds for separate reporting, either individually or in the aggregate. None of the operating segments qualified for aggregation. The Company’s CODM is its Chief Executive Officer. The CODM evaluates the performance of the Company’s operating segments based on revenue and gross profit. The Company does not analyze discrete segment balance sheet information related to long-term assets. All other financial information is presented on a consolidated basis. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 14.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, the allowance for credit losses, internal-use software development costs, goodwill, the fair value of the Company’s common stock, stock-based compensation, and accounting for income taxes. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. The pandemic is causing major disruptions to businesses and markets worldwide as the virus continues to spread. A number of countries as well as many states and cities within the United States and Canada have enacted temporary closures of businesses, issued quarantine orders and taken other restrictive measures in response to COVID-19. The Company is closely monitoring the effects of the COVID-19 pandemic and implemented a work from home plan early in the pandemic, with limited individuals allowed in the Company’s office locations.

The actions taken by governments in North America to encourage social distancing and implement quarantine directives resulted in a delay in certain of the Company’s sales cycles as well as delays in certain of the Company’s customer implementation timelines. However, these delays did not affect the Company’s results in any material fashion. There has been no material deterioration in the Company’s financial results even as the pandemic spread further and the number of countries and localities adopting restrictive measures increased. The Company does not expect the COVID-19 pandemic to have any material effect on the Company’s revenues and financial results, although the magnitude and duration of the ultimate effects as a result of the COVID-19 pandemic are not possible to predict at this time.

Custodial Accounts

The Company has established a relationship with its merchant processors to act as collection and paying agents, whereby a merchant processor receives funds from customers and forwarding such funds to the respective Paymentus client, based on the instructions received from the Company. These merchant processors act as custodians of the cash received and the Company has no legal ownership rights to the funds held in such custodial accounts and does not control the use of these funds. As the Company does not take ownership of the funds, these custodial accounts are not included in the Company’s consolidated balance sheets. The balance of cash in the custodial accounts held by these merchant processors was $20.5 million and $22.9 million as of December 31, 2020 and March 31, 2021, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the consolidated balance sheets. No customer accounted for more than 10% of revenue for either of the three months ended March 31, 2020 and 2021. No customer accounted for more than 10% of accounts receivable for the year ended December 31, 2020 or for the three months ended March 31, 2021.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements as of December 31, 2019 and

2020 and for the years ended December 31, 2019 and 2020 included elsewhere in this prospectus. There have been no significant changes to these policies during the three months ended March 31, 2021, except as noted below.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the Company’s proposed IPO, are capitalized in other assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no material deferred offering costs recorded as of December 31, 2020. As of March 31, 2021, there was $0.6 million of deferred offering costs capitalized and included within prepaid expenses and other current assets on the unaudited interim condensed consolidated balance sheets.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company elected to early adopt this standard on January 1, 2021. Adoption of this standard did not have a material impact on its consolidated financial statements.

3.	Revenue

Contract Balances

The Company does not have any capitalized contract costs as the Company’s sales compensation paid to the sales force is earned based on the margins earned from the contract over the contract term, contingent on continued employment with the Company by the salesperson. Sales commissions tied to key operating metrics other than new sales, are not considered incremental costs of obtaining a customer and are expensed in the same period as they are earned. The Company records commission expense within sales and marketing expense in the consolidated statements of operations.

The Company recorded $0.6 million and $1.5 million of contract liabilities in the condensed consolidated balance sheets as of December 31, 2020 and March 31, 2021, respectively, related to legacy contracts obtained from prior acquisitions associated with the Company’s insignificant other revenue stream and other payments the Company received in advance for services. The change in the contract liabilities is primarily the result of a timing difference between payment from the customer and the Company’s satisfaction of each performance obligation. The revenue recognized during the three months ended March 31, 2020 and 2021 that was included in the contract liabilities at the beginning of each respective period was not material.

Disaggregation of Revenue

The following table presents a disaggregation of revenue from contracts with customers (in thousands):

	Three Months Ended March 31,
	2020	2021
Payment transaction processing revenue	$68,829	$91,200
Other	764	1,022
Total revenue	$69,593	$92,222

4.	Net Income Per Share Attributable to Common Stock

Basic net income per share attributable to common stock is computed by deducting the undeclared dividends on the Series A preferred shares from net income to arrive at net income attributable to common stock and dividing net income attributable to common stock for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to common stock is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. The dilutive effect of outstanding options is reflected in diluted net income per share attributable to common stock by application of the treasury stock method. The calculation of diluted net income per share attributable to common stock excludes all anti-dilutive common shares.

The following table sets forth the computation of basic and diluted net income per share attributable to common stock (in thousands except share and per share data):

	Three Months Ended March 31,
	2020	2021
Numerator:
Net income	$2,779	$3,638
Undeclared dividends on Series A preferred stock	(1,242)	(1,360)
Net income attributable to common stock	$1,537	$2,278
Denominator:
Weighted-average shares of common stock - basic	103,479,239	103,479,239
Dilutive effect of equity incentive awards	2,650,203	2,824,655
	106,129,442	106,303,894
Net income per share attributable to common stock
Basic	$0.01	$0.02
Diluted	0.01	0.02

The Company did not have any securities that were excluded from the computation of diluted net income per share attributable to common stock calculations for the periods presented as all options outstanding were considered to be dilutive.

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,	March 31,
	2020	2021
Computer equipment	$4,368	$4,600
Furniture and fixtures	976	1,085
Leasehold improvements	183	183
Automobile	5	5
Total property and equipment	5,532	5,873
Less: Accumulated depreciation and amortization	(3,760)	(4,044)
Property and equipment, net	$1,772	$1,829

Depreciation and amortization expense recorded for property and equipment was $0.2 million and $0.2 million for the three months ended March 31, 2020 and 2021, respectively.

6.	Goodwill, Internal-use Software Development Costs and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows (in thousands):

	United States	Other	Total
Balance as of December 31, 2020	$12,303	$902	$13,205
Foreign currency translation adjustments	—	11	11
Balance as of March 31, 2021	$12,303	$913.00	$13,216

Internal-use Software Development Costs

The Company capitalizes qualifying internal-use software development costs related to its platform. The costs consist of personnel costs (including related benefits) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. During the three months ended March 31, 2020 and 2021, the Company capitalized $3.4 million and $4.3 million in software development costs, respectively.

Capitalized costs are amortized over the estimated useful life of the software, which management estimated to be a range of three to five years, and are recorded on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expense is recorded in cost of revenue and operating expenses in the consolidated statement of operations aligned with the internal organizations that are the primary beneficiaries of such assets. During the three months ended March 31, 2020 and 2021, the Company recorded $0.8 million and $1.1 million of amortization expense in cost of revenue, and $0.7 million and $1.0 million of amortization expense in operating expenses, respectively.

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (Years)
Technology	$7,579	$(7,460)	$119	7.0
License	2,652	(2,652)	—	—
Customer relationship	6,782	(6,782)	—	—
Software	532	(355)	177	3.0
Non-compete	330	(330)	—	—
Trademark	200	(200)	—	—
Total	$18,075	$(17,779)	$296
	March 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Useful Life (Years)
Technology	$7,590	$(7,515)	$75	7.0
License	2,698	(2,698)	—
Customer relationship	6,795	(6,795)	—	—
Software	535	(389)	146	3.0
Non-compete	335	(335)	—	—
Trademark	200	(200)	—	—
Total	$18,153	$(17,932)	$221

Amortization expense of intangible assets was $0.3 million and $0.1 million for the three months ended March 31, 2020 and 2021, respectively.

As of March 31, 2021, future amortization expense is expected to be as follows (in thousands):

Years Ending December 31,
2021 (remaining nine months)	$70
2022	67
2023	36
2024	36
2025	12
Thereafter	—
Total future amortization expense	$221
7.	Leases

The Company enters into operating and finance leases, primarily related to rental of office space, equipment and data centers. Both operating and finance leases have remaining lease terms which range from less than one year to ten years, and often include one or more renewal or termination options. These options are not included in the determination of the lease term at commencement unless it is reasonably certain that the Company will exercise the option. There were no material changes to the operating or finance leases during the three months ended March 31, 2021.

The components of lease cost were as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
Operating lease cost	$677	$852
Finance lease cost
Depreciation expense	43	66
Interest on finance lease liabilities	3	5
Total finance lease cost	46	71
Short-term lease cost	91	91
Total lease cost	$814	$1,014

Supplemental cash flow information related to leases was as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$508	$724
Operating cash flows for finance lease	11	5
Financing cash flows for finance leases	58	68
Right-of-use assets obtained in exchange of operating lease obligations	2,546	97

The total remaining lease payments under non-cancelable operating and finance leases as of March 31, 2021 were as follows (in thousands):

Years Ending December 31,	Operating Leases	Finance Leases
2021 (remaining nine months)	$2,381	$203
2022	1,456	271
2023	578	107
2024	567	—
2025	575	—
Thereafter	3,088	—
Total lease payments	$8,645	$581
Less imputed interest	(709)	(19)
Total lease liabilities	$7,936	$562

Operating lease payments presented above exclude $2.8 million of legally-binding lease commitments for a lease signed but not yet commenced as of March 31, 2021. This operating lease will commence in 2021 with a lease term of ten years.

8.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	March 31,
	2020	2021
Payroll and employee-related expenses	$6,474	$5,989
Finance leases and other financing obligations	1,132	758
Other accrued liabilities	2,595	3,041
	$10,201	$9,788

Finance leases and other financing obligations includes the current portion of finance leases related to the acquisition of computer equipment and short-term insurance premium financing arrangements.

9.	Commitments and Contingencies

Other Commitments

The Company has entered into certain non-cancellable agreements for software and marketing services that specify all significant terms, including fixed or minimum services to be used, pricing provisions and the approximate timing of the transaction. Obligations under contracts that are cancellable or with remaining terms of 12 months or less are not included.

Future minimum payments under other non-cancellable agreements as of March 31, 2021 were as follows (in thousands):

Years Ending December 31,
2021 (remaining nine months)	$1,714
2022	1,548
2023	563
2024	159
2025	12
Thereafter	—
$3,996

401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the three months ended March 31, 2020 and 2021.

Legal Matters

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows as of and for the three months ended March 31, 2021.

Indemnification

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company’s activities or non-compliance with obligations or representations made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision.

10.	Related Party Transactions

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to the Company’s business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of the Company.

On September 6, 2011, the Company issued a loan to the Company’s Chief Executive Officer for $0.8 million at an interest rate of 2% per annum. The Company recorded the principal amount of $0.8 million as a reduction to additional paid-in capital in the consolidated statements of stockholders’ equity. The Chief Executive Officer and an entity affiliated with him have pledged 805 shares of the Company's Series A preferred shares and 1,788,205 common shares as security for the loan. The loan principal and interest are due and payable on September 6, 2026. During the three months ended March 31, 2020 and 2021, the Company recognized an immaterial amount of interest income relating to the loan. At December 31, 2020, the Company had recorded a receivable for accrued interest of $0.2 million, which is included in prepaid expenses and other current assets in the consolidated balance sheets. On March 16, 2021, the Company’s Chief Executive Officer paid in full the loan outstanding in the amount of $0.8 million, plus accrued interest of $0.2 million for a total payment of $1.0 million.

11.	Equity

Series A Preferred Stock

Dividends

Holders of the Series A preferred shares are entitled to receive cumulative dividends at the rate of 10% per annum, subject to board approval. For the three months ended March 31, 2021, the Series A preferred shares had accumulated dividends of $33.5 million. These dividends had not been declared by the Board of Directors and, therefore, no liability has been reflected in the consolidated balance sheets at December 31, 2020 or at March 31, 2021. The Series A preferred shares are not entitled to participate in any dividends or other distributions paid on the common stock.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, each holder of Series A preferred shares shall be entitled to be paid, before any distribution or payment to the common stockholders, an amount equal to the aggregate liquidation value of $1,000 per share plus accrued and unpaid dividends. As of March 31, 2021, the total liquidation amount would have been $56.5 million, consisting of aggregate liquidation value of $23.0 million and unpaid cumulative dividends of $33.5 million. The holders of Series A preferred shares are not entitled to any further payment with respect to such Series A preferred shares. If upon any such liquidation, dissolution or winding up of the Company, the Company's assets to be distributed among the holders of the Series A preferred shares are insufficient, then the entire assets available shall be distributed on a pro rata basis among such holders based on the aggregate liquidation value of the Series A preferred shares held by such holders.

Voting

The Series A preferred shares have no voting rights.

Classification

The Series A preferred stock is contingently redeemable upon ordinary liquidation events of the Company. The Series A preferred stock is not mandatorily redeemable and does not contemplate any other deemed liquidation events that would constitute a redemption event outside of the Company’s control. The Company reviewed the guidance under ASC 480, and Accounting Series Release No. 268 (“ASR 268”) that requires preferred securities that are redeemable for cash or other assets be classified outside of permanent equity if the security meets certain requirements. Under ASC 480, ordinary liquidation events do not result in the instrument being subject to ASR 268, therefore all shares of the Series A preferred stock have been presented as permanent equity in the consolidated balance sheets.

Common Stock

The Company has one class of common stock. Each holder of common stock has the right to one vote per share and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote upon matters and in such manner as may be provided by law. Holders of common shares are entitled to receive any dividends as may be declared or paid from time to time by the board of directors and will participate in such dividends ratably on a per-share basis. The rights of common stockholders to receive dividends are subject to the rights of the holders of Series A preferred stock. In addition, subject to the provisions of the preferred stock, the holders of the common shares shall be entitled to participate ratably on a per-share basis in all distributions to the holders of common stock in any liquidation, dissolution or winding up of the Company. No dividends have been declared or paid since inception.

12.	Stock-Based Compensation

A summary of the Company’s option activity during the three months ended March 31, 2021 was as follows (in thousands, except share and per share amounts):

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Options	Exercise Price	Contractual	Intrinsic
	Outstanding	per Share	Life (years)	Value

Outstanding at December 31, 2020	7,509,210	$4.68	5.80	$36,580
Options granted	61,445	9.55
Options exercised	—
Options forfeited	(4,500)	0.60
Outstanding at March 31, 2021	7,566,155	$4.72	5.58	$36,540
Exercisable at March 31, 2021	4,921,702	$2.62	4.08	$34,115

The weighted average grant date fair value of options granted during the three months ended March 31, 2021, was $3.02. There were no options granted during the three months ended March 31, 2020. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock.

The fair value of options granted during the three months ended March 31, 2021 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the Plan:

Three Months Ended March 31,
2021
Dividend yield	0.0%
Risk-free interest rate	0.3% - 0.7%
Expected term (in years)	3 - 5
Expected volatility	38% - 42%

Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Cost of revenue	$—	$—
Operating expenses
Research and development	4	16
Sales and marketing	8	17
General and administrative	463	530
Total stock-based compensation	$475	$563

At March 31, 2021, there was $7.2 million of total unrecognized compensation cost related to unvested stock options granted under the Plan, which is expected to be recognized over a remaining weighted-average period of 3.2 years.

13.	Income Taxes

The Company computes its tax provision for interim periods by applying the estimated annual effective tax rate to year-to-date income from recurring operations and adjusting for discrete items arising in that quarter.

The Company’s effective tax rate for the three months ended March 31, 2020 and 2021 was 24% and 25%, respectively. The difference between the Company’s effective tax rate and the U.S. federal statutory rate of 21% in the above periods was primarily the result of state taxes, foreign income taxed at different rates and discrete tax adjustments.

14.	Geographic Information

Revenue by geographic area, based on the location of the Company’s users, was as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
United States	$68,123	$90,307
Other	1,470	1,915
Total	$69,593	$92,222

Long-lived assets, comprising property and equipment assets, by geographic area were as follows (in thousands):

	December 31,	March 31,
	2020	2021
United States	$717	$703
Other	1,055	1,126
Total	$1,772	$1,829
15.	Subsequent Events

The Company has evaluated subsequent events through May 13, 2021, the date on which these consolidated financial statements were issued and subsequently through May 17, 2021, which represents the date the condensed consolidated financials were reissued.

On May 13, 2021, the Company entered into a warrant agreement with an affiliate of a partner in connection with entering into a commercial agreement with the partner. The warrant agreement provides that the Company will issue warrants to the partner affiliate covering a number of shares of the Company’s Class A common stock equal to $17.5 million divided by 87.5% of the initial public offering price per share, at a strike price equal to 87.5% of such offering price per share, half of which will become issuable upon completion of the initial public offering and half of which may become issuable subject to the achievement of certain commercial milestones through December 31, 2025.

On May 16, 2021, the Company entered into a purchase agreement with existing stockholders pursuant to which they agreed to purchase, subject to certain conditions, up to $50.0 million of Class A common stock of the Company in a private placement concurrent with, and subject to, the completion of an initial public offering of the Company’s stock.

10,000,000 Shares

Paymentus Holdings, Inc.

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities	Citigroup

Baird	Nomura	Raymond James	Wells Fargo Securities

Fifth Third Securities	PNC Capital Markets LLC	AmeriVet Securities	C.L. King & Associates

Through and including June 19, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.